   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 1998

                                                      REGISTRATION NO. 333-42805

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    3444                                   33-0391175
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                CLASSIFICATION NUMBER)                     IDENTIFICATION NO.)

                            ------------------------

                          3600 WEST SEGERSTROM AVENUE,
                          SANTA ANA, CALIFORNIA 92704
                                 (714) 979-7300
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
              INCLUDING AREA CODE, OF PRINCIPAL EXECUTIVE OFFICE)

                            ------------------------

                        ROGER M. BARZUN, GENERAL COUNSEL
                               60 HUBBARD STREET
                          CONCORD, MASSACHUSETTS 01742
                                 (978) 287-4275
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                    Copy To:
                            STEPHEN B. SELBST, ESQ.
                        BERLACK, ISRAELS & LIBERMAN LLP
                              120 WEST 45TH STREET
                            NEW YORK, NEW YORK 10036
                                 (212) 704-0100
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED DISTRIBUTION AND SALE TO THE
PUBLIC: As soon as practicable after the effective date of the Registration Statement.

                            ------------------------

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED          PROPOSED MAXIMUM         AMOUNT OF
            TITLE OF EACH CLASS               AMOUNT TO BE     MAXIMUM OFFERING     AGGREGATE OFFERING      REGISTRATION
      OF SECURITIES TO BE REGISTERED          REGISTERED(1)   PRICE PER SHARE(1)         PRICE(1)              FEE(3)
Rights to purchase shares of Common Stock,
par value $.01 per share...................    27,112,000             --                    --                   --
Shares of Common Stock, par value $.01 per
share......................................    27,112,000            $.10               $2,711,200             $821.58
Total......................................                                                  $                    $

(1) Estimated solely for the purpose of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
        CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K

                     ITEM NUMBER AND HEADING                 PROSPECTUS HEADING
      -----------------------------------------------------  -----------------------------------------------------

 1.   Forepart of the Registration Statement and Outside     Forepart of the Registration Statement and Outside
      Front Cover Page of Prospectus                         Front Cover Page of Prospectus/Proxy Statement

 2.   Inside Front and Outside Back Cover Page of            Inside Front and Outside Back Cover Pages of
      Prospectus                                             Prospectus/Proxy Statement

 3.   Summary Information, Risk Factors and Ratio of         Summary; Risk Factors
      Earnings to Fixed Charges

 4.   Use of Proceeds                                        Use of Proceeds; Plan of Financial Restructuring

 5.   Determination of Offering Price                        The Rights Offering

 6.   Dilution                                               *

 7.   Selling Security Holders                               *

 8.   Plan of Distribution                                   Outside Front Cover Page of Prospectus/Proxy
                                                             Statement; The Rights Offering--Sale of Unsubscribed
                                                             Shares

 9.   Description of Securities to be Registered             Description of Capital Stock and Other Securities;
                                                             The Rights Offering; Price Range of Common Stock and
                                                             Dividends; Certain Income Tax Considerations

10.   Interests of Named Experts and Counsel                 Legal Matters; Experts

11.   Information with Respect to the Registrant             Summary; Plan of Financial Restructuring; The
                                                             Company; Business; The Rights Offering; Financial
                                                             Statements; Pro Forma Consolidated Financial
                                                             Information; Selected Financial Data; Management's
                                                             Discussion and Analysis of Financial Condition and
                                                             Results of Operations; Price Range of Common Stock
                                                             and Dividends; Capitalization; Management; Executive
                                                             Compensation; Certain Transactions and Relationships;
                                                             Security Ownership of Certain Beneficial Owners and
                                                             Management; Description of Capital Stock and Other
                                                             Securities; Legal Proceedings

12.   Disclosure of Commission Position on Indemnification   *
      for Securities Act Liabilities

------------------
* Omitted because inapplicable

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
                          3600 WEST SEGERSTROM AVENUE
                          SANTA ANA, CALIFORNIA 92704

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                                 MARCH 2, 1998

To The Stockholders of Wahlco Environmental Systems, Inc.:

     Notice is hereby given that the Special Meeting of Stockholders of Wahlco Environmental Systems, Inc., a Delaware corporation (the 'Company'), will be held as follows:

Date:             March 2, 1998
Time:             9:00 a.m., local time
Place:            Wexford Plaza
                  411 West Putnam Avenue
                  Greenwich, CT 06830
Purposes:

     1. To consider the approval of the 1996 Stock Option Plan.

     2. (A) To consider two amendments to the Company's Certificate of
Incorporation:

            (i) to increase the number of shares of Common Stock authorized for issuance by the Company from 50,000,000 shares to 58,000,000 shares and to reduce the number of shares of preferred stock authorized for issuance by the Company from 10,000,000 shares to 2,000,000 shares;

           (ii) effective upon the consummation of a 1 for 10 reverse stock split, to reduce the number of shares authorized for issuance by the Company to 28,000,000 shares of Common Stock of the Company; and

       (B) To consider the approval of such 1 for 10 reverse stock split of the Common Stock of the Company.

     3. To authorize the Company to issue and sell additional shares of Common Stock of the Company in order to effect the Rights Offering and the Wexford Debt Conversion.

     4. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     Because approval of both Items 2 and 3 are necessary to effect the Rights Offering, they will be voted upon as a single item at the Special Meeting.

     The Board of Directors fixed the close of business on February 2, 1998 as the record date for the determination of stockholders who are entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. Each stockholder is cordially invited to attend and vote in person.

     YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. THE SIGNING AND SUBMISSION OF A PROXY WILL NOT AFFECT A RECORD HOLDER'S RIGHT TO VOTE IN PERSON IF PRESENT AT THE MEETING.

                                          By Order of the Board of Directors,
                                          Roger M. Barzun, Secretary

Santa Ana, California
February 3, 1998

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
Available Information......................................................................................      2

Summary....................................................................................................      3

Plan of Financial Restructuring............................................................................     11
  Rights Offering..........................................................................................     11
  Silicon Valley Bank Repayment............................................................................     11
  Reverse Stock Split......................................................................................     12
  WESAC Debt Conversion....................................................................................     12
  1998 Credit Agreement....................................................................................     12
  WESAC Liquidation........................................................................................     13
  Pro Forma Effect on Financial Condition..................................................................     13
  Contingencies Affecting the Plan.........................................................................     14
  Pro Forma Effect of Plan on Stockholders.................................................................     14
  Federal Income Tax Consequences of Restructuring Plan....................................................     15
  Wexford Fee..............................................................................................     15

The Rights Offering........................................................................................     16
  Description of the Offering..............................................................................     16
  Expiration Date..........................................................................................     16
  Method of Offering.......................................................................................     16
  Escrow of Subscription Proceeds..........................................................................     16
  Issuance of Shares of Common Stock.......................................................................     16
  Determination of the Subscription Price..................................................................     17
  Stand-by Commitment......................................................................................     17
  Subscription Privileges..................................................................................     17
  Exercise of Rights.......................................................................................     17
  Subscription Agent.......................................................................................     19
  Information Agent........................................................................................     19
  No Revocation of Subscription............................................................................     20
  Transfers and Sales of Rights............................................................................     20
  Extension of Expiration Date.............................................................................     20
  General..................................................................................................     20
  No Board Recommendation Concerning Exercise of Rights....................................................     21
  State and Foreign Securities Laws........................................................................     21
  Federal Income Tax Consequences of the Rights Offering...................................................     21

Risk Factors...............................................................................................     22
  Operating Losses.........................................................................................     22
  Liquidity; Availability of Future Financing..............................................................     22
  Control by Wexford and Wexford Affiliates................................................................     22
  Potential Conflicts of Interest..........................................................................     23
  Dividend Policy..........................................................................................     23
  Limited Market for Common Stock; Possible Delisting......................................................     23
  No Established Market for Rights.........................................................................     23
  Arbitrary Subscription Price.............................................................................     24
  Dilution.................................................................................................     24
  Effect of Reverse Stock Split on Small Stockholders......................................................     24

  Shares Eligible for Future Sale..........................................................................     24
  Sensitivity to Major Contracts...........................................................................     24
  Fluctuations in Quarterly Operating Results..............................................................     25
  Proprietary Technology and Unpredictability of Patent Protection.........................................     25
  Competition..............................................................................................     25
  Dependence on Key Personnel..............................................................................     26
  Dependence on the Reliability and Performance of Subcontractors..........................................     26
  Franchise Tax Liability..................................................................................

  Possible Product Liability...............................................................................     26
  Dependence on Customer Information.......................................................................     27
  Potential Environmental Liability........................................................................     27
  Warranties...............................................................................................     27
  Risks Associated with Fixed Price Contracts..............................................................     27
  Risks Associated with International Operations and Sales.................................................     28

Special Meeting of Stockholders............................................................................     28
  General Information......................................................................................     28
  Matters to be Considered at the Special Meeting..........................................................     28
  Outstanding Shares; Quorum...............................................................................     29
  Voting Rights and Procedures.............................................................................     29
  Proposal 1--Adoption of the 1996 Stock Option Plan.......................................................     30
  Proposal 2--Amendments to the Certificate of Incorporation and Approval of Reverse Stock Split...........     31
  Proposal 3--Authorization to Issue Shares of Common Stock in the Rights Offering and the WESAC Debt
     Conversion............................................................................................     32

Registration and Resale of Common Stock....................................................................     33

Use of Proceeds............................................................................................     33

Capitalization.............................................................................................     34

Price Range of Common Stock and Dividends..................................................................     35

Summary Financial Information..............................................................................     36

Pro Forma Consolidated Financial Information...............................................................     37

  Pro Forma Consolidated Condensed Balance Sheet...........................................................     37

Notes to Pro Forma Consolidated Balance Sheet..............................................................     38

Pro Forma Consolidated Statements of Operations............................................................     39

Management's Discussion and Analysis of Financial Condition and Results of Operations......................     40
  Year Ended December 31, 1996 Compared to the Year Ended December 31, 1995................................     40
  Year Ended December 31, 1995 Compared to the Year Ended December 31, 1994................................     41
  Liquidity and Capital Resources..........................................................................     42
  Backlog and Bookings.....................................................................................     43
  Effects of Inflation; Other Cost Increases...............................................................     43
  Foreign Currency Translation.............................................................................     43
  Cautionary Statement.....................................................................................     43

Certain Transactions.......................................................................................     43
  Components of the Conversion Debt........................................................................     43
  Origin of the Conversion Debt............................................................................     44

  1998 Credit Agreement....................................................................................     44
  Warrants.................................................................................................     44
  Wexford Fee..............................................................................................     45
  Stand-by Commitment Fee..................................................................................     45

Business...................................................................................................     46
  The Company..............................................................................................     46
  Description of the Business..............................................................................     46
  Products and Services....................................................................................     47
  Dampers, Diverters, Expansion Joints, Piping Systems, Hydraulic Equipment and Other Services.............     47
  Patents and Trademarks...................................................................................     48
  Research and Product Development.........................................................................     49
  Marketing................................................................................................     49
  Customers................................................................................................     50
  Raw Materials............................................................................................     50
  Competition..............................................................................................     50
  Governmental Regulation..................................................................................     51
  Employees................................................................................................     52
  Financial Information About Foreign and Domestic Operations..............................................     52

Properties.................................................................................................     52

Management.................................................................................................     53
  Executive Officers.......................................................................................     53
  Compensation of Executive Officers.......................................................................     53
  Option Grants Table......................................................................................     55
  Aggregate Options Held at the End of 1996 Fiscal Year....................................................     55
  Employment, Severance and Other Agreements...............................................................     56
  Compensation Committee Interlocks........................................................................     57

Security Ownership of Principal Stockholders and Management................................................     57
  Compliance with Section 16(a) of Exchange Act............................................................     59
  Compensation Committee's Report on Executive Compensation................................................     59
  Chief Executive Officer's Compensation...................................................................     59
  Compensation of Other Executives.........................................................................     59
  Components of Compensation...............................................................................     59
  Performance Graph........................................................................................     60

Description of Common Stock and Other Securities...........................................................     61
  Common Stock.............................................................................................     61
  Transfer Agent...........................................................................................     61
  Preferred Stock..........................................................................................     61
  Warrants.................................................................................................     61

Shares Eligible for Future Sale............................................................................     62

Legal Matters..............................................................................................     62

Experts....................................................................................................     62


Additional Information.....................................................................................     62

Financial Statements.......................................................................................    F-1

PROSPECTUS/PROXY STATEMENT

                       27,112,000 SHARES OF COMMON STOCK
                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
                   TRANSFERABLE RIGHTS EXPIRING APRIL 6, 1998
     TO PURCHASE UP TO 27,112,000 SHARES OF COMMON STOCK FOR $.10 PER SHARE

    This Prospectus/Proxy Statement relates to an aggregate of 27,112,000 pre-split shares (the 'Shares') of Common Stock, par value $.01 per share (the 'Common Stock'), of Wahlco Environmental Systems, Inc., a Delaware corporation ('Wahlco' or the 'Company'), which are to be offered by the Company in connection with the Plan of Financial Restructuring (the 'Restructuring Plan' or the 'Plan') referred to below and to 27,112,000 Rights (the 'Rights'), each to purchase one Share at a purchase price of $.10 per Share, which are to be issued by the Company as part of the Rights Offering referred to below (the 'Rights Offering'). See 'PLAN OF FINANCIAL RESTRUCTURING' and 'THE RIGHTS OFFERING.' The Shares offered hereby will be subject to reduction, prior to delivery, pursuant to a proposed 1-for-10 reverse stock split of the Common Stock, upon consummation of the Restructuring Plan. See 'PLAN OF FINANCIAL RESTRUCTURING--Reverse Stock Split.'

    If the Plan is approved by the stockholders of the Company at the Special Meeting of Stockholders to be held on March 2, 1998, the Company will make the Rights Offering to its stockholders by distributing to each stockholder of record of Common Stock other than WES Acquisition Corp. ('WESAC') at the close of business on March 3, 1998 (the 'Rights Record Date') eight transferable subscription rights (the 'Rights') for each share of Common Stock held on the Rights Record Date. Each Right entitles the holder thereof to purchase one share of Common Stock (the 'Basic Subscription Privilege') at a price of $.10 per share (the 'Subscription Price'). No Rights will be issued to WESAC, which owns approximately 81% of the outstanding Common Stock. The Rights entitle the holders thereof to subscribe for and purchase a total of 27,112,000 pre-split shares of Common Stock. Holders of Rights ('Rights Holders') may exercise Rights at any time until 5:00 p.m., New York City time, on April 6, 1998 (such time and date of expiration, the 'Expiration Date'), after which the Rights will not be exercisable and will have no value. The Rights will be evidenced by transferable rights certificates (the 'Rights Certificates'). If the Rights Offering is approved by stockholders at the Special Meeting, the Rights Certificates will be mailed to stockholders of record as of the Rights Record Date promptly after such date.

    Each holder of Rights who exercises the Basic Subscription Privilege may oversubscribe, at the Subscription Price, for up to one additional share for each share of Common Stock purchased under the Basic Subscription Privilege (the 'Oversubscription Privilege'). Shares that are not subscribed for under the Basic Subscription Privilege will be available for oversubscription. If insufficient shares of Common Stock are available to satisfy fully all oversubscriptions, the available shares will be prorated among and sold to those who oversubscribe. See 'THE RIGHTS OFFERING--Subscription Privileges-- Oversubscription Privilege'.

    THE RIGHTS OFFERING IS CONDITIONED UPON THE APPROVAL BY THE STOCKHOLDERS OF THE COMPANY AND THE CONSUMMATION OF THE RESTRUCTURING PLAN, AND WILL BE

WITHDRAWN AND ANY SUBSCRIPTION FUNDS RETURNED IF THE PLAN IS NOT CONSUMMATED FOR ANY REASON. IN THE EVENT OF ANY SUCH WITHDRAWAL, ALL PERSONS WHO HAVE PURCHASED RIGHTS FROM STOCKHOLDERS OR SUBSEQUENT TRANSFEREES WILL LOSE ALL CONSIDERATION PAID FOR RIGHTS UNLESS OTHER ARRANGEMENTS HAVE BEEN MADE WITH THE SELLER OR SELLERS THEREOF. SEE 'RISK FACTORS--CONTINGENCIES AFFECTING THE PLAN.'

    The purchase price for the Shares issuable upon the exercise of Rights bears no relationship to the value of the net assets of the Company or to the current market price of the Company's Common Stock. The purchase price of shares of Common Stock issuable upon the exercise of Rights was determined by the Company based on the funding requirements of the Plan and the anticipated financial condition of the Company following consummation of the Plan. See 'THE RIGHTS OFFERING--Determination of the Subscription Price.'


    The Common Stock is listed on the New York Stock Exchange ('NYSE') under the symbol 'WAL'. On September 17, 1997, the last full trading day before the public announcement of the Rights Offering, the last reported sale price for the Common Stock on the NYSE was $13/16 ($.8125) per share. On February 3, 1998, the last reported sale price for the Common Stock on the NYSE was $7/16 ($.4375) per share. There has been no prior market for the Rights. Application has been made to list the Rights for trading on the NYSE; however, a market for the Rights may not develop or, if it does develop, such market may not be available throughout the Rights Offering. Application has also been made to list on the NYSE the shares of Common Stock sold in the Rights Offering.


     AN INVESTMENT IN THE SECURITIES OFFERED PURSUANT TO THIS PROSPECTUS/
          PROXY STATEMENT IS SPECULATIVE AND INVOLVES A HIGH DEGREE
                         OF RISK. SEE 'RISK FACTORS.'

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                               UNDERWRITING DISCOUNTS     PROCEEDS TO
                                                         SUBSCRIPTION PRICE      AND COMMISSIONS(1)       COMPANY(2)
                                                         ------------------    ----------------------    -------------
Per Share.............................................     $          .10           None                 $         .10
Total.................................................     $ 2,711,200.00             $200,000           $2,711,200.00

------------------
(1) The shares issuable in the Rights Offering are being offered and sold directly by the Company, and no commissions or other remuneration is intended to be paid to any person for soliciting purchases of such shares. See 'THE RIGHTS OFFERING--Method of Offering.' For providing a stand-by purchase commitment, Wexford Capital Partners II, L.P., and Wexford Overseas Partners I, L.P., both Delaware limited partnerships (the 'Wexford 1995

    Funds') and affiliates of Wexford Management, LLC, a Connecticut limited liability company ('Wexford'), will be paid a fee of $100,000 in the form of 549,752 pre-split shares of Common Stock in connection with the Rights Offering. See 'PLAN OF FINANCIAL RESTRUCTURING--Rights Offering' and 'CERTAIN TRANSACTIONS--Stand-by Purchase Commitment Fee.' Wexford will be paid a financial advisory fee of $100,000 in connection with the Rights Offering and the related Restructuring Plan (as more fully described below). See 'CERTAIN TRANSACTIONS--Wexford Fee.'

(2) Before deducting total expenses payable by the Company estimated at $500,000 in cash, plus $100,000 payable in the form of shares of the Company's Common Stock.


                               FEBRUARY 4, 1998

     The issuance of the securities to which this Prospectus/Proxy Statement relates is conditioned upon the approval by the Company's stockholders of the Restructuring Plan. The Plan will be submitted to the Company's stockholders for approval at the Special Meeting of Stockholders to be held on March 2, 1998. See 'SPECIAL MEETING OF STOCKHOLDERS.' This Prospectus/Proxy Statement is the principal means by which the Company is soliciting proxies from its stockholders for the Special Meeting.

     The Company has filed a registration statement with the Securities and Exchange Commission in respect of the shares of Common Stock and the Rights to which this Prospectus/Proxy Statement relates. For information concerning the circumstances in which this Prospectus/Proxy Statement may be used, see 'THE RIGHTS OFFERING--Registration and Resales.'

     NO DEALER, SALESMAN OR ANY OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS/PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY, OTHER THAN THE RIGHTS OR THE COMMON STOCK OFFERED HEREBY, TO ANY PERSON IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS/PROXY STATEMENT NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

     The Company's executive offices are located at 3600 West Segerstrom Avenue, Santa Ana, California 92704 and its telephone number is (714) 979-7300.

                            ------------------------

     THIS PROSPECTUS/PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES OR THE RIGHTS IN ANY STATE OR OTHER JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------


     CAUTIONARY STATEMENT FOR PURPOSES OF THE 'SAFE HARBOR' PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995


     The Private Securities Litigation Reform Act of 1995 provides a 'safe harbor' for certain forward-looking statements. The factors discussed under 'Risk Factors', among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Prospectus/Proxy Statement, in filings by the Company with the Securities and Exchange Commission (the 'Commission'), in the Company's press releases and in oral statements made by authorized officers of the Company. When used in this Prospectus/Proxy Statement, the words 'estimate', 'project', 'anticipate', 'expect', 'intend', 'believe', and similar expressions are intended to identify forward-looking statements.


                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004; and at the Commission's Regional Offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding the Company. Such reports and other information concerning the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the Company's Common Stock is listed. Reference is hereby made to the Registration Statement of which this Prospectus/Proxy Statement is a part (the 'Registration Statement') and to the exhibits thereto filed with the Commission for further information about the Company, the Common Stock and the Rights. Statements contained herein concerning provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the complete document filed with the Commission. As permitted by the rules and regulations of the Commission, this Prospectus/Proxy Statement omits certain information contained in the Registration Statement.

                                    SUMMARY

The following summary is qualified in its entirety by the more detailed information, and the financial statements and notes thereto incorporated by reference, in this Prospectus. each investor should read this entire Prospectus before purchasing rights or subscribing for the shares of common stock offered hereby.

                                  THE COMPANY

     The Company designs, manufactures, and sells air pollution control equipment and related products and services, combined cycle gas turbine products and metallic and fabric bellows to electric utilities, independent power producers, cogeneration plants, and industrial manufacturers worldwide. The Company also provides mechanical plant installation services and rents associated equipment to users in the U.K. The Company operates through several subsidiaries which focus on specific geographical regions or products. These entities, located primarily in the United States and the U.K., are coordinated through common corporate management.

     The Company's principal executive offices are located at 3600 West Segerstrom Avenue, Santa Ana, California 92704, and its telephone number is
(714) 979-7300.

                          ADVERSE FINANCIAL CONDITION

     The Company has experienced losses for each of the past five years, and these losses have continued in 1997. For the 1996 fiscal year, losses totaled approximately $10.8 million. The Company's independent public accountants qualified their report on the Company's financial statements for the 1996 fiscal year, stating that there was substantial doubt about the Company's ability to continue as a going concern. For the nine-month period ended September 30, 1997, the Company reported a net loss of approximately $2.4 million. At September 30, 1997, the consolidated stockholders' equity of the Company was approximately negative $5.2 million.

     The Company anticipates that the net loss for the fourth quarter of 1997 will be larger than the net loss the Company reported for the third quarter, due to increased provisions for warranty work and bad debts related to a contract for the installation of multiple diverters in a foreign location. The Company has not determined the precise magnitude of the expected net loss for the fourth quarter of 1997 at this time. The systems, manufactured under subcontract, went through initial start-up trials commencing in September 1997, and the additional costs were identified in November and December.

     Commencing in 1993, the Company initiated a series of actions intended to cope with its adverse financial condition. These actions included layoffs and other steps designed to reduce overhead, and the sale of various Company assets. As a result, the Company's selling, general and administrative expenses have declined to an annual rate of approximately $12 million in 1997, as compared to an annual rate of approximately $29.9 million for 1992. In 1995, approximately $15 million of the Company's debt was canceled in connection with WESAC's acquisition of its Common Stock of the Company. See 'BUSINESS--The Company' and

'MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.' The Board of Directors believes that the Company's financial condition needs to be further strengthened, and therefore, it has determined, subject to stockholder approval, to implement the Restructuring Plan. See 'PLAN OF FINANCIAL RESTRUCTURING.'

                        PLAN OF FINANCIAL RESTRUCTURING

     The Restructuring Plan contemplates the Rights Offering to stockholders of the Company (except WESAC) as contemplated herein, the Silicon Valley Bank Repayment, the WESAC Debt Conversion, the New Line of Credit, the Reverse Stock Split, and the WESAC Liquidation. The consummation of each of these transactions is contingent upon one another and certain elements of the Restructuring Plan will require stockholder approval at the Special Meeting to be held on March 2, 1998. The Reverse Stock Split requires the approval of the New York Stock Exchange (the 'NYSE'). See 'PLAN OF FINANCIAL RESTRUCTURING--Contingencies Affecting the Plan.' The principal elements of the Restructuring Plan are as follows:

     Rights Offering. The Restructuring Plan contemplates raising cash by means of the offering to existing stockholders of the Company (other than WESAC) of rights to purchase an aggregate of 27,112,000 pre-split shares of Common Stock at the exercise price of $.10 per share. Wexford Capital Partners II, L.P., a Delaware limited partnership, and Wexford Overseas Partners I, L.P., a Delaware limited partnership, both of which are affiliates of Wexford Management LLC ('Wexford'), and which are hereinafter referred to as the 'Stand-by Purchasers' or the 'Wexford 1995 Funds' have agreed to purchase, at the Subscription Price, all shares not subscribed for in the Rights Offering, if any (the 'Unsubscribed Shares'). The commitment of the Stand-by

Purchasers to purchase the Unsubscribed Shares is hereinafter referred to as the 'Stand-by Commitment.' As compensation for providing the Stand-by Commitment, upon consummation of the Restructuring Plan, the Company will pay the Stand-by Purchasers a fee of $100,000, payable in 549,752 shares of Common Stock before giving effect to the Reverse Stock Split. See 'CERTAIN TRANSACTIONS--Stand-by Purchase Commitment Fee.' The Company will receive cash proceeds of approximately $2.7 million from the Rights Offering before deduction of cash expenses, which are estimated at $500,000 excluding the $100,000 Stand-by Purchaser fee payable in shares of Common Stock. For information regarding the use of proceeds of the Rights Offering, see 'USE OF PROCEEDS.'



     Silicon Valley Bank Repayment. In October 1995, the Company entered into a loan and security agreement with Silicon Valley Bank ('SVB'), under which SVB provided the Company with a $4,000,000 working capital loan through September 1996 (the 'SVB Loan'). In May 1996, the Company revised the terms of the SVB Loan. Under the renegotiated terms, SVB agreed to provide a $3,000,000 line of credit, without covenants, to the Company through October 25, 1996. WESAC agreed to collateralize its guarantee of the Company's outstanding SVB loan and letter of credit balance of $1,809,000 with cash, and to similarly collateralize any additional principal and interest borrowings up to the maximum of $3,000,000. In October 1996, the SVB Loan agreement was further modified, so that (i) the maturity date was extended to May 1998, and (ii) the interest rate on funds borrowed by the Company was reduced from about 11% to approximately 5.5% because WESAC had deposited with SVB cash in an amount equal to the Company's outstanding borrowings under the SVB Loan and the face amount of all letters of credit issued for the benefit of the Company. In December 1997, SVB agreed to extend the stated maturity of the SVB Loan to December 31, 2000. Outstanding borrowings under the SVB Loan totaled $1,927,000 at September 30, 1997, which included $1,700,000 of cash borrowings and $227,000 of cash collateral backing letters of credit. Outstanding borrowings under the SVB Loan at December 31, 1997, totaled $1,809,000, including $1,700,000 of cash borrowings and $109,000 of cash collateral backing letters of credit. Under the Restructuring Plan, the cash borrowings under the SVB Loan will be paid off from the proceeds of the Rights Offering. In addition, the cash pledged by WESAC to collateralize letters of credit will be repaid to WESAC and replaced by an equal amount of cash provided by the Company. See 'USE OF PROCEEDS.'


     WESAC Debt Conversion. As of March 31, 1998, the Company will owe to WESAC approximately $11,606,000 (including interest) for loans made by WESAC at various times in 1995 and 1996 (the 'Conversion Debt'). Interest on the Conversion Debt which accrues from April 1, 1998 through the date of consummation of the Restructuring Plan will be treated as a Tranche A Loan (as hereinafter defined) under the 1998 Credit Agreement (as hereinafter defined). See 'PLAN OF FINANCIAL RESTRUCTURING--1998 Credit Agreement.' The Conversion Debt bears interest at various rates, and has various maturity dates. No cash interest is being paid currently on the Conversion Debt. Rather, pursuant to two agreements dated April 12, 1996 and March 12, 1997, between WESAC and the Company, all such interest (except interest on the Fee Note (as hereinafter defined)) is being added to principal on a monthly or quarterly basis on the dates it would otherwise become due and payable. See 'CERTAIN TRANSACTIONS--Components of the Conversion Debt.' WESAC, which currently owns 14,260,000 pre-split shares representing approximately 81% of the Company's outstanding Common Stock, will not receive any Rights. Instead, assuming stockholder approval, after the Rights Offering is completed and the Reverse Stock Split is effected, the Conversion Debt will be converted into Common Stock of the Company at the rate of $1.00 (ten times the Subscription Price) of Conversion Debt for each share of Common Stock. WESAC has funded its loans to the Company by means of loans from the Wexford 1995 Funds, the Wexford 1996 Funds (as hereinafter defined) and the stockholders of WESAC (such parties being hereinafter referred to collectively as the 'WESAC Creditors').

     WESAC will receive approximately 11,606,000 post-split shares of Wahlco Common Stock (after giving effect to the Reverse Stock Split) upon the conversion of the Conversion Debt. Although the conversion rate for the Conversion Debt will be ten times the Subscription Price, because the WESAC Debt Conversion will occur after the Reverse Stock Split, WESAC will be converting its debt into shares of Common Stock on the same economic basis as Public Stockholders who purchase shares of Common Stock in the Rights Offering. After giving effect to the Restructuring Plan, the Wexford Entities (as hereinafter defined) will own not less than 81% of the Common Stock of the Company. The percentage that will be owned by the Wexford Entities will depend on the extent to which Public Stockholders (as hereinafter defined) elect to purchase shares of Common Stock in the Rights Offering. See 'PLAN OF FINANCIAL RESTRUCTURING--Pro Forma Effect of Plan on Stockholders.' For purposes hereof, the term 'Wexford Entities' means Wexford, the Wexford 1995 Funds, the Wexford 1996 Funds and any person or entity who is or becomes a stockholder of the Company who is an 'affiliate' of Wexford within the meaning of Rule 405 under the Securities Act of 1933, as amended.

     The Restructuring Plan is intended first, to strengthen the Company's balance sheet, and second, to offer the Public Stockholders the opportunity to purchase Common Stock in the Rights Offering on the same economic terms as the Conversion Debt will be converted into Common Stock. If the Rights Offering is fully subscribed by stockholders of the Company and their transferees (such stockholders and their transferees being hereinafter referred to as the 'Public Stockholders') other than WESAC or stockholders of WESAC, the Public Stockholders' percentage ownership of the Company will remain at approximately 19%. The Stand-by Purchasers will only increase the percentage of the Common Stock owned by the Wexford Entities to the extent that the Public Stockholders do not purchase shares of Common Stock in the Rights Offering.

     Reverse Stock Split. After completion of the Rights Offering, the Company intends, subject to stockholder approval and the approval of the NYSE, to effect a 1-for-10 reverse stock split. After giving effect to the Rights Offering, the WESAC Debt Conversion and the Reverse Stock Split, there will be 16,137,000 shares of Common Stock of the Company issued and outstanding. See 'SPECIAL MEETING OF STOCKHOLDERS--Proposal 2--Amendments to the Certificate of Incorporation.' It is a condition to the consummation of the Restructuring Plan that the NYSE approve the Reverse Stock Split, but there can be no assurance that the Company will be able to obtain such approval. See 'PLAN OF FINANCIAL RESTRUCTURING--Contingencies Affecting the Plan.' As a result of the Reverse Stock Split, if a stockholder's stock ownership is not evenly divisible by 10 shares, the remainder will be paid in cash, in lieu of issuing a fractional share. Stockholders who own nine or fewer shares of Common Stock prior to the Reverse Stock Split will have no shares of Common Stock of the Company after the Reverse Stock Split. See 'SPECIAL MEETING--Proposal 3--Amendments to Certificate of Incorporation' and 'PLAN OF FINANCIAL RESTRUCTURING--Reverse Stock Split.' Cash will be paid on a per share basis at the greater of the Subscription Price or the average closing market price for the Common Stock on the NYSE for the 20 trading days preceding the effective date of the Reverse Stock Split.

     1998 Credit Agreement. In connection with the Restructuring Plan, the Wexford 1995 Funds and the Wexford 1996 Funds (as hereinafter defined, and together with the Wexford 1996 Funds, the 'Wexford Funds') have agreed, pursuant to an Amended and Restated Credit Agreement dated as of January 30, 1998 (the '1998 Credit Agreement') to make available to the Company a line of credit of up to $3,000,000 (the 'Tranche A Line') until the consummation of the Restructuring Plan (the 'Closing Date'). As used herein, the term 'Wexford 1996 Funds' means:
Wexford Special Situations 1996, L.P., a Delaware limited partnership, Wexford Special Situations 1996 Institutional, L.P., a Delaware limited partnership, Wexford Special Situations 1996 Limited, a Cayman Islands exempted company, and Wexford-Euris Special Situations 1996, L.P., a Delaware limited partnership. Any loans under the Tranche A Line (the 'Tranche A Loans') will be due and payable on the Closing Date and will be repaid from the net proceeds of the Rights

Offering after the prior repayment of cash borrowings under the SVB Loan and payment of the fees and expenses incurred in connection with the Restructuring Plan; provided, however, that to the extent such net proceeds are insufficient to repay the Tranche A Loans in full, the maturity of any unpaid Tranche A Loans will be extended until December 31, 2000. See 'USE OF PROCEEDS.' On the Closing Date, the Wexford Funds will make available to the Company an additional line of credit of up to $2,500,000 (the 'Tranche B Line'), to be due and payable on December 31, 2000. All loans pursuant to the 1998 Credit Agreement will bear interest at the rate of 13% per annum and will be secured by a first priority perfected lien on the assets of the Company. If and to the extent that the Company borrows under the Chase Facility (as hereinafter defined) on or after January 30, 1998, the Company's availability under the Tranche A Line (until the Closing Date) or the Tranche B Line (from and after the Closing Date) will be reduced dollar for dollar by the amount of such borrowings. The Company anticipates that it will need to draw $2.5 million as Tranche A Loans prior to the Closing Date.


     In February 1997, the Wexford 1995 Funds established and guaranteed a credit facility (the 'Chase Facility') at The Chase Manhattan Bank ('Chase') to provide short-term financing for companies owned by the Wexford 1995 Funds, including the Company. The Chase Facility had a funding capacity of approximately $3.8 million at September 30, 1997, against which the Company was account party on letters of credit totaling approximately $2.3 million and had drawn $750,000 for working capital. In December 1997, the Chase Facility was increased to a total of $5.5 million. In November 1997, the Company drew $400,000 for working capital and, in December, drew an additional $500,000, bringing total cash borrowings under the Chase Facility to $2.65 million at December 31, 1997. Under the Chase Facility, the Company may also request that Chase issue letters of credit for the benefit of the Company, which Chase may issue in its sole discretion. At December 31, 1997, Chase had issued approximately $2.8 million of letters of credit for the benefit of the Company. Letters of credit issued under the Chase Facility do not reduce availability under the Tranche A Line or the Tranche B Line. Before making each loan or issuing each letter of credit, the Chase Manhattan Bank ('Chase') advises the

Company of the terms applicable to such loan or letter of credit. The current borrowings bear interest at the average rate of 9.5%.

     The Company plans to use the Chase Facility for letters of credit and bank guarantees, as well as loans to the extent the terms offered are advantageous to the Company. The Company believes that the Chase Facility supplements the 1998 Credit Agreement, and that the combined facilities are at least as advantageous to the Company as available alternatives absent credit support from the Wexford Entities. See 'PLAN OF FINANCIAL RESTRUCTURING--1998 Credit Agreement.'


     WESAC Liquidation. WESAC was established in 1995 as the acquisition and lending vehicle for the Wexford 1995 Funds and certain individuals. See 'THE COMPANY--Business' and 'SECURITY OWNERSHIP OF CERTAIN BENEFICIAL STOCKHOLDERS AND MANAGEMENT.' To reduce the complexity of the Company's ownership structure and to reduce overall expenses, the stockholders and creditors of WESAC have agreed to liquidate WESAC pursuant to a plan of liquidation (the 'WESAC Liquidation Plan') after consummation of the Rights Offering, the Reverse Stock Split and the WESAC Debt Conversion. Pursuant to the WESAC Liquidation Plan, on the Closing Date, WESAC will distribute to its creditors (the 'WESAC Creditors'), in complete satisfaction of their claims, the approximately 13,032,000 shares of Common Stock that will be owned by WESAC after giving effect to the Rights Offering, the Reverse Stock Split and the WESAC Debt Conversion. Payments to the WESAC Creditors under the WESAC Liquidation Plan will be applied first to outstanding principal amounts and then to accrued but unpaid interest. The outstanding loans to WESAC from the WESAC Creditors carry contractual seniority rankings, which will be recognized under the WESAC Liquidation Plan. For purposes of satisfying claims owed by WESAC to the WESAC Creditors, the shares of Common Stock will be valued at $1.00 per share, which is the equivalent of the Post-Split Exercise Price. Because the amounts owed to the WESAC Creditors exceed $13,032,000, the most subordinate WESAC Creditors will not be paid in full, and the stockholders of WESAC have agreed to cancel their outstanding shares of common stock of WESAC.



     The shares of Common Stock distributed pursuant to the WESAC Liquidation Plan will not have been registered for resale under the Securities Act of 1933, as amended (the 'Act') and will bear a legend restricting their transferability. Further, pursuant to the Restructuring Agreement (as hereinafter defined), for two years following the Closing Date, the resale of the Common Stock received by the Creditors of WESAC in the WESAC Liquidation Plan shall be limited to a maximum of 25,000 shares per month through regular-way brokers' sales by any one holder; provided, however, that the Company has agreed, for the benefit of each WESAC Creditor who consents to such limitation on sales of the shares of Common Stock, to use its reasonable best efforts to register for resale such shares of Common Stock on Form S-3 within 90 days following the Closing Date.



     Pro Forma Effect on Financial Condition. Based on the foregoing, if the Restructuring Plan had been consummated as of September 30, 1997, after giving effect to all of the pro forma assumptions described below (see 'PRO FORMA CONSOLIDATED FINANCIAL INFORMATION'), consolidated stockholders' equity would have been approximately $7.9 million, and cash and cash-equivalents would have been $0.7 million. In addition, the Company would have had an unused line of credit of $2.5 million.


     Contingencies Affecting the Plan. The consummation of certain aspects of the Restructuring Plan is conditioned upon approval by the Company's stockholders and approval of the Reverse Stock Split by the NYSE. Although WESAC, which owns approximately 81% of the outstanding shares of Common Stock, has advised the Company that it intends to vote its shares in favor of the Restructuring Plan, there can be no assurance that the Company will obtain the approval of the NYSE for the Reverse Stock Split. See 'PLAN OF FINANCIAL RESTRUCTURING--Contingencies Affecting the Plan' and 'SPECIAL MEETING OF STOCKHOLDERS.'


     Pro Forma Effect of Plan on Stockholders. Assuming that the Restructuring Plan is approved by the Company's Stockholders at the Special Meeting, the Company anticipates that under the Restructuring Plan it will issue 27,112,000 additional shares of Common Stock, subject to adjustment prior to delivery for the Reverse Stock Split described below. While the Rights Offering is intended to offer all stockholders the opportunity to maintain their percentage interest in the Company, if all or a substantial portion of the Rights are not exercised by the 'Public Stockholders,' who, for purposes hereof are defined as those stockholders who are not affiliated with Wexford or other WESAC stockholders, the issuance of such shares will result in dilution in the percentage ownership of the Company by its existing Public Stockholders. See 'RISK FACTORS--Dilution' and 'PLAN OF FINANCIAL RESTRUCTURING--Pro Forma Effect of Plan on Stockholders.'

     Information regarding the Rights Offering and the use of proceeds thereof is set forth elsewhere in this Summary and under the captions 'THE RIGHTS OFFERING' and 'USE OF PROCEEDS.' For information concerning the terms of the Company's Common Stock, see 'DESCRIPTION OF COMMON STOCK AND OTHER SECURITIES.'


     Reverse Stock Split. In connection with the Restructuring Plan, the Company intends, with the approval of the stockholders and with the consent of the NYSE, to effect a 1-for-10 reverse stock split (the 'Reverse Stock Split') such that every ten (10) outstanding shares of Common Stock will be combined into one share of Common Stock. Fractional share interests created as a result of the Reverse Stock Split will be satisfied by the payment of cash in lieu of the issuance of fractional shares or scrip therefor. All financial and other information in this Prospectus/Proxy Statement excludes the effect of the Reverse Stock Split. The Restructuring Plan and the Reverse Stock Split will result in adjustments to the number of shares issuable upon exercise of certain outstanding warrants and stock options issued by the Company. See 'DESCRIPTION OF COMMON STOCK AND OTHER SECURITIES.'


                              THE RIGHTS OFFERING

Rights....................................  Each record holder (each such holder and any transferee being a
                                            'Rights Holder') of Common Stock at the close of business on March 3,
                                            1998 (the 'Rights Record Date'), other than WESAC, will receive eight transferable subscription rights ('Rights') for each share of Common
                                            Stock held on the Rights Record Date. Each Right will entitle the
                                            Rights Holder to purchase from the Company one share of Common Stock for a cash price of $.10 per share (the 'Subscription Price') on the terms and subject to the conditions of the offering. The distribution of Rights and sale of shares of Common Stock upon the exercise of
                                            Rights are referred to as the 'Rights Offering.' A total of
                                            27,112,000 Rights will be distributed in the Rights Offering.
Rights Record Date........................  March 3, 1998 5:00 p.m., New York City time.

Stand-By Commitment.......................  Wexford Capital Partners II, L.P., a Delaware limited partnership, and Wexford Overseas Partners I, L.P., a Delaware limited
                                            partnership, both of which are affiliates of Wexford (the 'Wexford
                                            1995 Funds'), have agreed to purchase, at the Subscription Price, all shares not subscribed for in the Rights Offering, if any. As compensation for the Stand-by Commitment, the Company has agreed to pay the Wexford 1995 Funds a fee of $100,000 in the form of 549,752 shares of Common Stock, upon consummation of the Restructuring Plan.
                                            In this capacity, the Wexford 1995 Funds are referred to as the
                                            'Stand-by Purchasers.' See 'CERTAIN TRANSACTIONS--Stand-by Purchase
                                            Commitment Fee.'
Expiration Date of Offering...............  April 6, 1998 5:00 p.m., New York City time (the 'Expiration Date'), unless extended by the Board of Directors of the Company in its sole and absolute discretion.
Extension of Offering.....................  The Rights Offering may be extended for up to 30 additional days by the Board of Directors of the Company in its sole and absolute discretion.
Use of Proceeds...........................  Proceeds of the Rights Offering will be used to effect the SVB loan repayment, to repay borrowings under the Chase Facility or Tranche A
                                            Loans, to pay expenses of the transactions, and to provide additional working capital for the Company. See 'PLAN OF FINANCIAL
                                            RESTRUCTURING' and 'USE OF PROCEEDS.'
Contingencies; Escrow
  Arrangements............................  The Rights Offering is conditioned upon certain approvals by the

                                            Company's stockholders, the approval by the NYSE of the Reverse Stock
                                            Split, and the consummation of the Restructuring Plan. If such approvals are not obtained, the Company will not commence the Rights
                                            Offering. If such approvals are obtained, but the Plan is not consummated, the Rights Offering will be withdrawn and all subscription funds returned, without interest. See 'THE RIGHTS
                                            OFFERING--Escrow of Subscription Proceeds' and 'PLAN OF FINANCIAL
                                            RESTRUCTURING--Contingencies Affecting the Plan.'

Listing...................................  The Company has applied to the NYSE to list the Rights and the Shares being offered pursuant to this Prospectus/Proxy Statement. The consummation of the Restructuring Plan is contingent upon such securities being accepted for listing, upon official notice of issuance, on the NYSE. See 'PRICE RANGE OF COMMON STOCK AND
                                            DIVIDENDS' and 'RISK FACTORS--No Established Market.'

Certain Income Tax Considerations.........  For federal income tax purposes, the distribution of Rights to shareholders will not be a taxable event. On the sale of a Right, a shareholder will recognize gain or loss in an amount equal to the difference between the amount realized upon such sale and the tax basis of the Right, if any. See 'THE RIGHTS OFFERING-- Federal Income
                                            Tax Consequences of the Rights Offering.'

Basic Subscription Privilege..............  Rights Holders may purchase, at the Subscription Price, one share of
                                            Common Stock for each Right held (the 'Basic Subscription
                                            Privilege'). See 'THE RIGHTS OFFERING--Subscription Privileges--Basic
                                            Subscription Privilege.'

Oversubscription Privilege................  Each Rights Holder who exercises the Basic Subscription Privilege may also subscribe, at the Subscription Price, for up to one additional share of Common Stock for each share purchased by him under the Basic
                                            Subscription Privilege (the 'Oversubscription Privilege'), to the
                                            extent shares of Common Stock have not been purchased by others under the Basic Subscription Privilege. If sufficient shares to satisfy all oversubscriptions are not available, the available shares will be prorated among oversubscribing Rights Holders, based upon the shares which they purchase under the Basic Subscription Privilege. See 'THE
                                            RIGHTS OFFERING-- Subscription Privileges--Oversubscription
                                            Privilege.'

Procedure for Exercising Rights...........  The Basic Subscription Privilege and the Oversubscription Privilege
                                            may be exercised by properly completing the Rights Certificate evidencing the Rights (a 'Rights Certificate') and forwarding such
                                            Rights Certificate to the Subscription Agent (as defined below) for receipt by the Subscription Agent on or prior to the Expiration Date.
                                            Payment of the Subscription Price for each share of Common Stock purchased under the Basic Subscription Privilege and oversubscribed for must accompany each subscription. If subscriptions are mailed, it is recommended that insured registered mail, with return receipt requested, be used. If time does not permit a Rights Holder to deliver his subscription to the Subscription Agent on or before the
                                            Expiration Date, such Holder should use the Guaranteed Delivery
                                            Procedures described under 'THE RIGHTS OFFERING--Exercise of Rights.'

Transferability of Rights.................  The Rights are freely transferable and are expected to be traded on the New York Stock Exchange ('NYSE') under the trading symbol 'WAL
                                            RT' until the close of business on the last trading day before the
                                            Expiration Date. Any transfer of Rights will be deemed a transfer of both the Basic Subscription Privilege and the Oversubscription
                                            Privilege. See 'THE RIGHTS OFFERING--Method of Transferring Rights.'
Persons Holding Shares
  Through Others..........................  Persons holding shares of Common Stock, and receiving the Rights with respect to such shares, through a broker, dealer, commercial bank, trust company or other nominee, as well as persons holding certificates of Common Stock personally who would prefer to have such institutions exercise or sell their Rights, should contact the appropriate institution and request it to effect such transactions for them. See 'THE RIGHTS OFFERING--Exercise of Rights.'

Issuance of Common Stock..................  Certificates representing shares of Common Stock purchased in the
                                            Rights Offering will be delivered to subscribers as soon as practicable after the Restructuring Plan has been consummated. See
                                            'THE RIGHTS OFFERING--Issuance of Shares of Common Stock.'
Subscription Agent........................  ChaseMellon Shareholder Services L.L.C., P.O. Box 3301, South
                                            Hackensack, NJ 07606 Attention: Reorganization Department. (by US
                                            Postal Service); 120 Broadway, 13th Floor, New York, New York 10271
                                            Attention: Reorganization Department (by hand) 85 Challenger
                                            Road-Mail Drop-Reorg. Ridgefield Park, NJ 07660 Attention:
                                            Reorganization Department (overnight courier).
Information Agent.........................  Any questions regarding the Rights Offering, including the procedure for exercising Rights and requests for additional copies of this
                                            Prospectus/Proxy Statement or the notice of guaranteed delivery should be directed to ChaseMellon Shareholder Services LLC (the
                                            'Information Agent') at 450 West 33rd Street, 14th Floor, New York,
                                            New York 10001, telephone number (800) 549-9249.
NYSE Symbol for Common Stock..............  WAL
Shares to be Outstanding After the Rights
  Offering................................  After the Rights Offering, and after giving effect to the one-for-ten reverse stock split (the 'Reverse Stock Split') and the WESAC Debt
                                            Conversion (as defined below), the Company will have approximately
                                            16,137,000 (less any fractional shares paid in cash) outstanding.
Wexford Fee...............................  As compensation for its assistance to the Company in planning, formulating and implementing the Rights Offering and other related transactions described in this Prospectus, including the WESAC Debt
                                            Conversion, after the Rights Offering is completed, the Company will pay to Wexford, or an affiliate designated by Wexford, a cash fee of
                                            $100,000. As compensation for providing the Stand-by Commitment, upon consummation of the Restructuring Plan, the Company will pay the
                                            Stand-by Purchasers a fee of $100,000, payable in 549,752 shares of
                                            Common Stock before giving effect to the Reverse Stock Split.

REVERSE STOCK SPLIT

     The stockholders of the Company are being asked to approve at the Special Meeting two amendments of the Company's certificate of incorporation, one of which gives effect to the Reverse Stock Split. Assuming such approval, the 44,761,000 shares of Common Stock to be outstanding after the Rights Offering is completed will be reduced by the Reverse Stock Split to 4,476,100 shares, before giving effect to the WESAC Debt Conversion described below. See 'SPECIAL MEETING OF STOCKHOLDERS--Proposal 2--Amendments to Certificate of Incorporation.'

RISK FACTORS

     An investment in the securities offered pursuant to this Prospectus/Proxy Statement is speculative and involves substantial risks. See 'RISK FACTORS.'

SUMMARY BALANCE SHEET DATA

     The table that follows, entitled 'Summary Balance Sheet Data' sets forth balance sheet information relating to the Company for the nine-months ended

September 30, 1997, as adjusted to give effect to each of the constituent elements of the Restructuring Plan.


                                                                                            AT SEPTEMBER 30, 1997
                                                                                           -----------------------
                                                                                           ACTUAL     PRO FORMA(1)
                                                                                           -------    ------------
Summary Balance Sheet Data
  Current Assets........................................................................   $21,286      $ 21,797
  Working capital.......................................................................     4,120         4,631
  Total assets..........................................................................    27,095        27,606
  Long-term debt........................................................................    13,003           418
Total liabilities.......................................................................    32,255        19,670
Stockholders' equity (deficiency).......................................................    (5,160)        7,936


------------------
(1) Based upon all of the pro forma assumptions, and after giving effect to all of the pro forma transactions, described herein as of September 30, 1997. See 'PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.'

CERTAIN TRANSACTIONS WITH WESAC AND ITS AFFILIATES


     In connection with the 1996 Line of Credit arranged by WESAC (see 'CERTAIN TRANSACTIONS'), in 1996 the Company issued to the Wexford 1996 Funds which funded the Company's borrowings under that credit line, five-year warrants to purchase 3,404,255 shares of Common Stock of the Company at a price of $.47 per share. The exercise price and the number of warrants are subject to antidilution adjustments, which will become effective as a result of the Restructuring Plan. At the request of the Company, to reduce overall transaction expenses, the WESAC Debt Conversion will occur after the Rights Offering and the Reverse Stock Split. As a result, the Company and Wexford agreed to apply the anti-dilution formula contained in the Warrants as if the WESAC Debt Conversion occurred as part of the Rights Offering. The adjustments to the exercise price and the number of such warrants are dependent on the market price for the Common Stock for the 30 trading days prior to the Rights Offering. Because the market price of the Common Stock at a future date cannot be known at this time, the Company cannot now determine the adjustments to the exercise price and the number of such warrants. After the Reverse Stock Split, the exercise price of such warrants will be multiplied by ten (10) and the number of warrants will be divided by ten (10).


OTHER MATTERS

     At the Special Meeting of Stockholders, in addition to considering amendments to the Company's certificate of incorporation that give effect to the Reverse Stock Split and authorize the issuance of shares to enable the Company to make the Rights Offering and effect the WESAC Debt Conversion, stockholders are also being asked to approve the 1996 Stock Option Plan and the grant of options thereunder to officers, directors and employees of the Company. See 'SPECIAL MEETING--Proposal 2--AMENDMENTS TO THE CERTIFICATE OF INCORPORATION' and '--Proposal 3--Authorization to Issue Shares of Common Stock.'

                        PLAN OF FINANCIAL RESTRUCTURING


     As indicated herein, the Company has incurred six consecutive years of operating losses, has experienced liquidity problems and, at September 30, 1997, had a deficit in stockholders equity of approximately $5.2 million. In order to improve its financial condition, the Company and WESAC have devised the Restructuring Plan, the principal elements of which are set forth in a Restructuring Agreement dated as of January 30, 1998 (the 'Restructuring Agreement') among the Company, WESAC and certain other parties. The Restructuring Plan contemplates the Rights Offering to stockholders of the Company (except WESAC), the WESAC Debt Conversion, the 1998 Credit Agreement, the Reverse Stock Split, the Funding Conversion and the WESAC Liquidation. The consummation of these transactions is contingent upon one another and will require stockholder approval at the Special Meeting to be held on March 2, 1998. The principal elements of the Restructuring Plan are as follows:


RIGHTS OFFERING


     The Restructuring Plan contemplates raising cash by means of the offering to existing stockholders of the Company (other than WESAC) of rights to purchase an aggregate of 27,112,000 pre-split shares of Common Stock at the exercise price of $0.10 per share. The Wexford 1995 Funds, which are hereinafter referred to as the 'Stand-by Purchasers,' have agreed to purchase, at the Subscription Price, all shares not subscribed for in the Rights Offering, if any (the 'Unsubscribed Shares'). The commitment of the Stand-by Purchasers to purchase the Unsubscribed Shares is hereinafter referred to as the 'Stand-by Commitment.' As compensation for the Stand-by Commitment, the Company has agreed to pay the Stand-by Purchasers a fee of $100,000 in the form of shares of Common Stock upon consummation of the Restructuring Plan. See 'CERTAIN TRANSACTIONS -- Stand-by Purchase Commitment Fee.' The Company will receive cash proceeds of approximately $2.7 million from the Rights Offering, before deduction of cash expenses, which are estimated at $500,000, and the $100,000 payable to the Standby Purchasers in the form of shares of Common Stock. For information regarding the use of proceeds of the Rights Offering, see 'USE OF PROCEEDS.'


SILICON VALLEY BANK REPAYMENT


     In October 1995, the Company entered into the SVB Loan with SVB, under which SVB provided the Company with a $4,000,000 working capital loan through September 1996. In May 1996, the Company revised the terms of the SVB Loan. Under the renegotiated terms, SVB agreed to provide a $3,000,000 line of credit, without covenants, to the Company through October 25, 1996. WESAC agreed to collateralize its guarantee of the Company's outstanding loan and letter of credit balance of $1,809,000 with cash, and to similarly collateralize any additional principal and interest borrowings or letters of credit up to the maximum of $3,000,000. As of the date hereof, WESAC has pledged an aggregate of $2,135,000 to collateralize the Company's borrowings and letters of credit under the SVB Loan. In October 1996, the SVB Loan was further modified, so that (i)

the maturity date was extended to May 1998, and (ii) the interest rate on funds borrowed by the Company was reduced from about 11% to approximately 5.5%, because WESAC had deposited with SVB cash in an amount equal to the Company's outstanding borrowings under the SVB Loan and the face amount of all letters of credit issued for the benefit of the Company. In December 1997 SVB agreed to extend the stated maturity of the SVB Loan until December 31, 2000. Outstanding borrowings under the SVB Loan totaled $1,927,000 at September 30, 1997, which included $1,700,000 of cash borrowings and $227,000 of cash collateral backing letters of credit. Outstandings under the SVB Loan totaled $1,809,000 at December 31, 1997, which included $1,700,000 of cash borrowings and $109,000 of letters of credit issued under this loan arrangement. Under the Restructuring Plan, cash borrowings under the SVB Loan will be paid off from the proceeds of the Rights Offering or borrowings under the 1998 Credit Agreement. See 'USE OF PROCEEDS.' In addition, the cash pledged by WESAC to collateralize letters of credit will be repaid to WESAC and replaced by an equal amount of cash provided by the Company.

REVERSE STOCK SPLIT

     After completion of the Rights Offering, the Company intends, subject to the approval of the NYSE, to effect the Reverse Stock Split. After giving effect to the Rights Offering, the WESAC Debt Conversion (described below) and the Reverse Stock Split, there will be approximately 16,137,000 (less any fractional shares paid in cash) shares of Common Stock of the Company issued and outstanding.

WESAC DEBT CONVERSION

     As of March 31, 1998, the Company will owe to WESAC a total of approximately $11,606,000 (the 'Conversion Debt') for loans (and interest which has been added to principal) made by WESAC at various times in 1995 and 1996. The Conversion Debt bears interest at various rates and has various maturity dates. No interest is being paid currently on the Conversion Debt. Rather, pursuant to two agreements dated April 12, 1996 and March 12, 1997, between WESAC and the Company, all such interest (except for interest on the Fee Note (as hereinafter defined)) is being added to principal on a monthly or quarterly basis on the dates it would otherwise become due and payable. See 'CERTAIN TRANSACTIONS--Components of the Conversion Debt' and -- 'Origins of the Conversion Debt.' WESAC, which currently owns 14,260,000 pre-split shares, representing approximately 81% of the Company's outstanding Common Stock, will not receive any Rights. Instead, assuming stockholder approval, after the Rights Offering is completed and the Reverse Stock Split is effected, the Conversion Debt will be converted into Common Stock of the Company at the rate of $1.00 (ten times the Subscription Price) of Conversion Debt for each share of Common Stock. As a result, after the Reverse Stock Split but before the WESAC Merger, WESAC will receive approximately 11,606,000 post-split shares and will own a total of approximately 13,032,000 shares, representing approximately 81%, of the shares of the Company's Common Stock to be outstanding, if the Rights Offering is fully subscribed for by stockholders other than the Stand-by Purchasers. Because the WESAC Debt Conversion will occur after the Reverse Stock Split, the conversion rate for the Conversion Debt will be ten times the Subscription

Price, with the result that WESAC will be converting its debt into shares of Common Stock of the Company on the same economic basis as persons who exercise Rights. See 'CERTAIN TRANSACTIONS--Components of the Conversion Debt' and '--Origins of the Conversion Debt.'

1998 CREDIT AGREEMENT

     In connection with the Restructuring Plan, the Wexford Funds have agreed, pursuant to the 1998 Credit Agreement, directly or indirectly, to make available to the Company a $3,000,000 line of credit (the 'Tranche A Line') until the Closing Date. Any Tranche A Loans will be due and payable on the Closing Date and will be repaid from the net proceeds of the Rights Offering after the repayment of cash borrowings under the SVB Loan and payment of the fees and expenses incurred in connection with the Restructuring Plan; provided, however that to the extent such net proceeds are insufficient to repay the Tranche A Loans in full, the maturity of any unpaid Tranche A Loans will be extended until December 31, 2000. See 'USE OF PROCEEDS.' On the Closing Date, the Wexford Funds will make available to the Company an additional $2,500,000 of loans (the 'Tranche B Loans'), to be due and payable on December 31, 2000. All loans by the Wexford Funds pursuant to the 1998 Credit Agreement will bear interest at the rate of 13% per annum and will be secured by a first priority perfected lien on the assets of the Company. If and to the extent that the Company borrows under the Chase Facility on or after January 30, 1998, the Company's availability under the Tranche A Line (until the Closing Date) or the Tranche B Line (from and after the Closing Date). The Company anticipates that it will need to draw $2.5 million as Tranche A Loans prior to the Closing Date.

     In February 1997, the Wexford 1995 Funds established and guaranteed the Chase Facility to provide short-term financing for companies owned by the Wexford 1995 Funds, including the Company. The Chase Facility had a funding capacity of approximately $3.8 million at September 30, 1997, against which the Company was account party on letters of credit totaling approximately $2.3 million and had drawn $750,000 for working capital. In December 1997, the Chase Facility was increased to a total of $5.5 million. In November 1997, the Company borrowed an additional $400,000 for working capital and, in December, drew an additional $500,000, bringing total cash borrowings under the Chase Facility to $2.65 million at December 31, 1997. Under the Chase Facility, the Company may also request that Chase issue letters of credit for the benefit of the Company, which Chase may issue in its sole discretion. At December 31, 1997, Chase had issued approximately $2.8 million of letters of credit for the benefit of the Company. Letters of credit issued under the Chase Facility do not reduce availability under the Tranche A Line or the Tranche B Line. Before making each loan or issuing each letter of credit, Chase advises the Company of the terms applicable to such loan or letter of credit. The current borrowings bear interest at an average rate of 9.5%.

     The Company plans to use the Chase Facility for letters of credit and bank guarantees, as well as loans to the extent the terms offered are advantageous to the Company. The Company believes that the Chase Facility supplements the 1998 Credit Agreement, and that the combined facilities are at least as advantageous to the Company as available alternatives absent credit support from the Wexford

Entities. See 'PLAN OF FINANCIAL RESTRUCTURING--1998 Credit Agreement.'

WESAC LIQUIDATION

     WESAC was established in 1995 as the acquisition and lending vehicle for the Wexford 1995 Funds and certain individuals. See 'THE COMPANY--Business' and 'SECURITY OWNERSHIP OF CERTAIN BENEFICIAL STOCKHOLDERS AND MANAGEMENT.' To reduce the complexity of the Company's structure and to reduce overall expenses, the stockholders and creditors of WESAC have agreed to liquidate WESAC pursuant to the WESAC Liquidation Plan after consummation of the Rights Offering, the Reverse Stock Split and the WESAC Debt Conversion. Pursuant to the WESAC Liquidation Plan, on the Closing Date, WESAC will to distribute to the WESAC Creditors, in complete satisfaction of their claims, the approximately 13,032,000 shares of Common Stock that will be owned by WESAC after giving effect to the Rights Offering, the Reverse Stock Split and the WESAC Debt Conversion. Payments to the WESAC Creditors under the WESAC Liquidation Plan will be applied first to outstanding principal amounts and then to accrued but unpaid interest. The outstanding loans to WESAC from the WESAC Creditors carry contractual seniority rankings, which will be recognized under the WESAC Liquidation Plan. For purposes of satisfying claims owed by WESAC to the WESAC Creditors, the shares of Common Stock will be valued at $1.00 per share, which is the equivalent of the Post-Split Exercise Price. Because the amounts owed to the WESAC Creditors exceed $13,032,000, the most subordinate WESAC Creditors will not be paid in full, and the stockholders of WESAC have agreed to cancel their outstanding shares of common stock of WESAC.


     The shares of Common Stock distributed pursuant to the WESAC Liquidation Plan will not have been registered for resale under the Act and will bear a legend restricting their transferability. Further, pursuant to the WESAC Liquidation Plan, for two years following the Closing Date the resale of the Common Stock received by the creditors of WESAC as a result of the WESAC Liquidation Plan shall be limited to a maximum of 25,000 shares per month through regular-way brokers' sales by any one holder provided, however, that the Company has agreed, if requested by any creditor of WESAC who has consented to such limitation to use its reasonable best efforts to register for resale such shares of Common Stock on Form S-3 within 90 days following the Closing Date.


PRO FORMA EFFECT ON FINANCIAL CONDITION


     Based on the foregoing, if the Restructuring Plan had been consummated as of September 30, 1997, consolidated stockholders' equity would have been approximately $7.9 million, total indebtedness would have been approximately $670,000, working capital would have been approximately $4.6 million, and cash would have been approximately $700,000. In addition, the Company would have had an unused line of credit of $2.5 million. See 'PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.'


     The Company believes that the Restructuring Plan will improve the Company's financial condition. After the consummation of the Restructuring Plan, the Company's financial viability will depend, in part, on the adequacy of the

Company's cash reserves, the availability of lines of credit and the Company's ability to service its debt obligations. These factors, in turn, will depend primarily on the Company's operating performance subsequent to the Restructuring Plan, business conditions in the industry in which the Company competes, and other external financial and economic conditions at the time. The Company is currently incurring operating losses and suffers from adverse industry conditions. Accordingly, there can be no assurance that the Company will be able to sustain its financial viability even if the Restructuring Plan is consummated. See 'RISK FACTORS.'

CONTINGENCIES AFFECTING THE PLAN


     The consummation of the Restructuring Plan is conditioned upon (1) the performance by WESAC, Wexford and the Wexford Funds of their obligations pursuant to the Restructuring Agreement, the 1998 Credit Agreement and the WESAC Liquidation, (2) the approval of certain aspects of the Restructuring Plan by the Company's stockholders, and (3) approval of the Reverse Stock Split by the NYSE. Although WESAC, which owns approximately 81% of the outstanding shares of Common Stock, has advised the Company that it intends to vote its shares in favor of the Restructuring Plan, there can be no assurance that the Company will obtain the approval of the NYSE for the Reverse Stock Split. If any of these conditions are not satisfied, neither WESAC nor any Wexford Entity will have any obligation to consummate the transactions contemplated by the Restructuring Plan. See 'SPECIAL MEETING OF STOCKHOLDERS.'


PRO FORMA EFFECT OF PLAN ON STOCKHOLDERS

     Assuming that the Stockholders of the Company approve the Restructuring Plan at the Special Meeting, the Company anticipates that under the Restructuring Plan it will issue 27,112,000 million additional shares of Common Stock, subject to adjustment prior to delivery for the Reverse Stock Split. The Rights Offering is intended to offer all the Public Stockholders the opportunity to maintain their approximate percentage interest in the Company, and participate in the Restructuring Plan on the same economic terms as Wexford and its affiliates. However, if all or a substantial portion of the Rights are not exercised by the Public Stockholders, the issuance of such shares will result in dilution in the percentage ownership of the Company by the Public Stockholders. While the Restructuring Plan may cause a substantial decrease in the percentage holdings of the Company's Public Stockholders, the Company believes that the Restructuring Plan represents the best overall alternative for improving the Company's financial condition. See 'RISK FACTORS--Dilution.'


     The following table sets forth the percentage of the outstanding shares of Common Stock projected to be held, as of April 15, 1998, (the projected Closing
Date), by the Public Stockholders of the Company as a group and WESAC, and the percentage of the outstanding shares of Common Stock which would be held, upon consummation of the Plan, but prior to the WESAC Liquidation, by the Public Stockholders, WESAC, the Stand-by Purchasers, and all Wexford Entities, using the following assumptions: (1) the WESAC Debt Conversion occurs, (2) that no warrants are exercised, and (a) 25% of the Rights are exercised by Public Stockholders, (b) 50% of the Rights are exercised by Public Stockholders, (c) 75% of the Rights are exercised by Public Stockholders and (d) all Rights are exercised by Public Stockholders.


                                                                                                  (C)
                                                                  (A)             (B)            75% OF           (D)
                                                             25% OF RIGHTS     50% RIGHTS        RIGHTS        ALL RIGHTS
                                                             EXERCISED BY     EXERCISED BY    EXERCISED BY    EXERCISED BY
                                                    AT          PUBLIC           PUBLIC          PUBLIC          PUBLIC
                                                 12/31/97    STOCKHOLDERS     STOCKHOLDERS    STOCKHOLDERS    STOCKHOLDERS
                                                 --------    -------------    ------------    ------------    ------------
Public Stockholders...........................     19.2%           6.3%           10.5%           14.7%           18.9%
WESAC.........................................     80.8%          80.8%           80.8%           80.8%           80.8%
Stand-By Purchasers...........................       --           12.9%            8.7%            4.5%            0.3%
All Wexford Entities..........................     80.8%          93.7%           89.5%           85.3%           81.1%

     The Stand-by Purchasers and WESAC are Wexford Entities. To the extent that the Rights are not exercised by Public Stockholders, they will be purchased by the Stand-by Purchasers, so the number and percentage of shares of Common Stock held by the Wexford Entities will increase and the number and percentage held by Public Stockholders will decrease. This table includes the $100,000 fee payable in shares of Common Stock of the Company to the Stand-by Purchasers. The Board of Directors determined that paying this fee in Common Stock rather than in cash was advantageous to the Company. The foregoing percentages will be generally unaffected by the Reverse Stock Split because all shares of Common Stock outstanding at such time will be adjusted by the same ratio. See 'DESCRIPTION OF CAPITAL STOCK.'

FEDERAL INCOME TAX CONSEQUENCES OF RESTRUCTURING PLAN

     The following is a summary of the Federal income tax consequences of the various components of the Restructuring Plan.

     Rights Offering. The Company will not recognize any taxable gain or loss upon issuance of the rights pursuant to the terms of the Rights Offering or upon exercise or lapse of the rights. For a discussion of the Federal income tax consequences to stockholders of the Company resulting from the issuance, exercise, disposition or lapse of the rights, see 'THE RIGHTS OFFERING--Federal Income Tax Consequences of Rights Offering.'

     Reverse Stock Split. Neither the Company nor its stockholders will recognize any gain or loss as a result of the Reverse Stock Split. Stockholders of the Company will be entitled to allocate their existing tax basis over their reduced number of shares of Common Stock.



     WESAC Liquidation. The liquidation of WESAC will not result in its recognition of any taxable income or loss under the Internal Revenue Code of 1986, as amended (the 'Code'). However, to the extent that the unpaid portion of the interest on loans from the WESAC Creditors was previously deducted by WESAC, such amount would be reportable by WESAC as taxable income as of the date of the liquidation.


     The WESAC Creditors will not recognize taxable gain or loss upon their receipt of shares of Common Stock of the Company in exchange for the principal portion of their loans pursuant to the WESAC Liquidation. However, to the extent that any shares of Common Stock of the Company received by the WESAC Creditors represent interest which was not previously reported as taxable income, such amounts would be reportable as taxable income upon receipt.



     Because it is anticipated that stockholders of WESAC will not receive any distributions in respect of their shares of Common Stock in the liquidation, they will recognize a capital loss in the liquidation, in an amount equal to their basis in such shares.


     WESAC Debt Conversion. The WESAC Debt Conversion will not result in any recognition of taxable income or loss to either WESAC or the Company. However, to the extent that any portion of the Conversion Debt is attributable to accrued but unpaid interest which was either not deducted by the Company or not reported as taxable income by WESAC, such amount would be deductible or reportable as taxable income as of the date of the WESAC Debt Conversion.

WEXFORD FEE

     The Company has agreed to pay Wexford a fee of $100,000 upon the consummation of the Restructuring Plan in consideration of its efforts and assistance in formulating and implementing the Plan. The Company has also agreed to reimburse Wexford for all out-of-pocket expenses incurred by Wexford or its affiliates with respect to the Restructuring Plan. The Company has also agreed to pay the Stand-by Purchasers a fee of $100,000 in the form of 549,752 shares of Common stock before giving effect to the Reverse Stock Split. See 'PLAN OF FINANCIAL RESTRUCTURING--Rights Offering' and 'CERTAIN TRANSACTIONS--Stand-by Purchase Commitment Fee.'

                              THE RIGHTS OFFERING

DESCRIPTION OF THE OFFERING

     Subject to approval of Proposal 2 and Proposal 3 at the Special Meeting, the Company will distribute transferable subscription rights ('Rights') to the record holders of its outstanding Common Stock as of the close of business on March 3, 1998 (the 'Rights Record Date'), other than WESAC (such recipients or their transferees being referred to as the 'Rights Holders'). The Company will distribute, at no cost to the Rights Holders, eight Rights for each share of Common Stock held on the Rights Record Date. A total of 27,112,000 Rights will be distributed in the Rights Offering. Rights will be evidenced by transferable Rights Certificates (the 'Rights Certificates'), which will be distributed to each Rights Holder promptly after the Special Meeting if the Rights Offering is approved by the stockholders.

     No Rights Certificates may be divided in such a way as to permit the holders of Common Stock to receive a greater number of Rights than the number represented by such Right, except that a depository, bank, trust company, securities broker or dealer holding shares of Common Stock on the Rights Record Date for more than one beneficial owner may, upon proper showing to the Subscription Agent (as defined below), exchange its Rights Certificates for separate Rights Certificates representing the number of Rights to which each beneficial owner would have been entitled had each been a record holder on the Rights Record Date.

     WESAC, which owns 14,260,000 pre-split shares, or approximately 81%, of the outstanding Common Stock, will not receive any Rights; instead following the Reverse Stock Split, and subject to stockholder approval, the approximately $11,606,000 of Conversion Debt will be converted into approximately 11,606,000 post-split shares of Common Stock, a rate which is equal to ten times the Subscription Price of the Rights. Because the WESAC Debt Conversion will occur after the Reverse Stock Split, the conversion rate will be ten times the Subscription Price, with the result that WESAC will be converting its debt into shares of Common Stock on the same economic basis as persons who exercise Rights.

EXPIRATION DATE

     The Rights will expire at 5:00 p.m., New York City time, on April 6, 1998 ('Expiration Date'), provided, however, that the Rights Offering may be extended for up to 30 additional days by the Board of Directors of the Company in its sole and absolute discretion. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the 'Guaranteed Delivery Procedures' described below. After the Expiration Date, unexercised Rights will be null and void.

METHOD OF OFFERING

     The Rights Offering is being made directly by the Company. The Company will pay no underwriting discounts or commissions, finders fees or other remuneration in connection with any distribution of the Rights or sales of the shares of

Common Stock offered hereby, other than the fees paid to ChaseMellon Shareholder Services, as Subscription Agent, Information Agent and proxy solicitation agent.

ESCROW OF SUBSCRIPTION PROCEEDS

     All funds received from the exercise of the Rights will be held in escrow by the Subscription Agent until the earlier of (i) the date on which the Restructuring Plan is consummated or (ii) the cancellation of the Rights Offering. In the event the Restructuring Plan is not consummated or the Rights Offering is canceled for any reason, the Subscription Agent will return to each subscriber any funds held for his account, without interest, and all persons who purchased Rights will lose all consideration paid for such Rights unless other arrangements have been made with the seller or sellers thereof.

ISSUANCE OF SHARES OF COMMON STOCK

     Upon consummation of the Restructuring Plan and the Rights Offering (including the Reverse Stock Split), persons who have exercised Rights will receive fully paid and nonassessable shares of Common Stock. The Common Stock will constitute the only voting securities of the Company then outstanding. See 'DESCRIPTION OF CAPITAL STOCK.' The shares of Common Stock issuable upon the exercise of Rights will be adjusted in number in accordance with the proposed Reverse Stock Split. See 'PLAN OF FINANCIAL RESTRUCTURING--Reverse Stock Split.'

DETERMINATION OF THE SUBSCRIPTION PRICE

     The Subscription Price bears no relationship to the current net assets of the Company or the current market price of the Common Stock. See 'PRICE RANGE OF COMMON STOCK AND DIVIDENDS.' In determining the Purchase Price, the Company considered the funding requirements of the Restructuring Plan, the financial condition of the Company and the anticipated financial condition of the Company following consummation of the Restructuring Plan (including the anticipated book value per share of Common Stock and the number of shares of Common Stock anticipated to be outstanding upon consummation of the Restructuring Plan). The Subscription Price is significantly less than the recent market price of the Common Stock. See 'PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.' There can be no assurance as to what the actual book value per share of Common Stock will be upon consummation of the Restructuring Plan or as to the price at which shares of Common Stock will be traded at any time.

STAND-BY COMMITMENT

     In order to ensure the receipt by the Company of the cash necessary to make the payments required under the Restructuring Plan and to provide the Company with working capital, the Stand-by Purchasers have agreed to purchase, at the Subscription Price, all of the Unsubscribed Shares.

SUBSCRIPTION PRIVILEGES

     Basic Subscription Privilege.  Stockholders of the Company will receive eight transferable Rights to purchase shares of Common Stock, at the Subscription Price, for each share of Common Stock held on the Rights Record Date (the 'Basic Subscription Privilege'). Each Right entitles the holder to purchase at the Subscription Price one share of Common Stock. Each Rights Holder is entitled to subscribe for all or any portion of the shares of Common Stock subject to Rights.

     Oversubscription Privilege. Each Right also entitles any Rights Holder exercising the Basic Subscription Privilege to oversubscribe for shares not sold to Rights Holders under the Basic Subscription Privilege, not to exceed one additional share of Common Stock for each share of Common Stock purchased under the Basic Subscription Privilege (the 'Oversubscription Privilege'). Only Rights Holders who exercise Rights under the Basic Subscription Privilege will be entitled to oversubscribe for shares.

     If the shares of Common Stock not subscribed for through the Basic Subscription Privilege are not sufficient to satisfy all oversubscriptions, available shares will be allocated pro rata (subject to the elimination of fractional shares) among oversubscribing Rights Holders in proportion to the number of shares of Common Stock each oversubscribing Rights Holder has subscribed for under the Basic Subscription Privilege.

     Banks, brokers and other nominee Rights Holders who exercise the Basic Subscription Privilege and who oversubscribe on behalf of beneficial owners of Rights will be required to certify to the Subscription Agent and the Company, in connection with their exercise of the Oversubscription Privilege, as to the number of Rights that have been exercised under the Basic Subscription Privilege and the number of shares of Common Stock that are being oversubscribed for on behalf of each beneficial owner of Rights for whom such nominee holder is acting.

EXERCISE OF RIGHTS

     Rights may be exercised by delivering to the Subscription Agent at the addresses specified below, on or prior to the Expiration Date, the properly completed and executed Rights Certificate evidencing such Rights, together with payment in full of the Subscription Price for each share of Common Stock subscribed and oversubscribed for. Payment may be made only by check or bank draft drawn upon a U.S. bank or by postal, telegraphic or express money order payable to ChaseMellon Shareholder Services, as Subscription Agent. The Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check or (ii) receipt by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or of any postal, telegraphic or express money order. Because the funds paid by personal uncertified checks may take at least five business days to clear, Rights Holders who wish to pay the Subscription Price by means of uncertified personal check should make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date or to make payment by means of a certified or cashier's check or money order. All funds received in payment of the Subscription Price will be held by the Subscription Agent and invested at the direction of the Company in short-term certificates of deposit, short-term obligations of the United States or any state or any agency of the United States or money market mutual funds investing in such instruments.

     Rights Certificates and payment of the Subscription Price or, if applicable, Notices of Guaranteed Delivery or Oversubscription Forms (each, as defined below) should be delivered to the Subscription Agent at one of the addresses for the Subscription Agent set forth below.

     Guaranteed Delivery Procedures. If a Rights Holder wishes to exercise Rights, but time will not permit such holder to cause the Rights Certificates evidencing such Rights to reach the Subscription Agent on or before the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the 'Guaranteed Delivery Procedures') are met:

           (i) such holder has caused payment in full of the Subscription Price for each share of Common Stock being purchased under the Basic Subscription Privilege and subscribed for pursuant to the Oversubscription Privilege to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

           (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guarantee notice (a 'Notice of Guaranteed Delivery'), which has been distributed with the Rights Certificates, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., from a commercial bank or trust company having an office or correspondent in the United States, or from a financial institution acceptable to the Subscription Agent (each, an 'Acceptable Institution'), stating the name of the exercising Rights Holder, the number of Rights represented by the Rights Certificates held by such Holder, the number of shares of Common Stock being purchased under the Basic Subscription Privilege and the number of shares of Common Stock, if any, being subscribed for under the Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Rights Certificate evidencing such Rights within the five NYSE trading days next following the Expiration Date; and

          (iii) the properly completed Rights Certificates, with any required signatures guaranteed, evidencing the Rights being exercised, is received by the Subscription Agent within the five NYSE trading days next following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Rights Certificates at the addresses set forth below, or may be transmitted to the Subscription Agent by facsimile transmission at the facsimile number set forth below. Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription Agent or the Information Agent, whose address and telephone number are set forth below.

     Discrepancies. If an exercising Rights Holder does not indicate the number of Rights being exercised, or does not pay the aggregate Subscription Price for the number of Rights that such holder indicates are being exercised, the Rights Holder will be deemed to have exercised the Basic Subscription Privilege to purchase the maximum number of shares that may be purchased for the total

Subscription Price paid by him. If the total Subscription Price paid by the Rights Holder exceeds the product of (a) the Subscription Price per share and
(b) the number of Rights evidenced by the Rights Certificates delivered by such holder, he will be deemed to have oversubscribed to purchase, to the extent available, that number of whole shares equal to (i) the excess payment divided by (ii) the Subscription Price per share, but not more than one additional share for each share of Common Stock such Rights Holder purchased under the Basic Subscription Privilege.

     Refunds. Funds received in payment of the Subscription Price for oversubscribed shares will be held in a segregated account pending issuance of such shares, if any. If an oversubscribing Rights Holder is allocated fewer shares than such holder oversubscribed for, the excess funds paid by such holder in respect of the Subscription Price for shares not issued will be returned as promptly as practical by mail after the Expiration Date, without any interest earned on such funds.

     Signature Guarantees. Unless a Rights Certificate (i) states that the shares of Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the registered holder of such Rights or (ii) is submitted for the account of an Acceptable Institution, signatures on such Rights Certificate must be guaranteed by a participant in the Securities Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange Inc. Medallion Signature Program.

     Brokers; Nominees. Persons who hold shares of Common Stock for the account of others, such as brokers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions concerning the Rights. If the beneficial owner so instructs, the record holder of such Rights should complete a Rights Certificate and submit it to the Subscription Agent with the proper payment. In addition, beneficial owners of Common Stock or Rights held through such a holder should contact the holder and request it to effect transactions in accordance with the beneficial owners' instructions.

SUBSCRIPTION AGENT


     The Company has appointed its transfer agent, ChaseMellon Shareholder Services L.L.C. as the Subscription Agent for the Rights Offering. The Subscription Agent's addresses where the Rights Certificate and payment of the Subscription Price should be delivered, as well as the address to which a Notice of Guaranteed Delivery must be delivered, and facsimile number are:


                        Address if by mail:

                              P.O. Box 3301
                              South Hackensack, NJ 07606
                              Attention: Reorganization Department


                        Address if by hand:

                              120 Broadway, 13th Floor
                              New York, New York 10271
                              Attention: Reorganization Department

                        Address if by overnight courier:

                              85 Challenger Road--Mail Drop Reorg.
                              Ridgefield Park, NJ 07660

                        Facsimile Number:

                              (201) 329-8936
                              (For Eligible Institutions Only)
                              Confirm by Telephone: (201) 296-4983

     The Company will pay the fees and expenses of the Subscription Agent and has agreed to indemnify the Subscription Agent from certain liability which it may incur in connection with the Rights Offering.

INFORMATION AGENT


     The Company has appointed ChaseMellon Shareholder Services, L.L.C. as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus/Proxy Statement or the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone number below:


                       ChaseMellon Shareholder Services, L.L.C.
                       450 West 33rd Street, 15th Floor
                       New York, New York 10001
                       Telephone: 800-549-2949

     The Company will pay the fees and expenses of the Information Agent and has agreed to indemnify the Information Agent from certain liabilities which it may incur in connection with the Rights Offering.

NO REVOCATION OF SUBSCRIPTION

     ONCE A RIGHTS HOLDER HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE AND/OR OVERSUBSCRIBED, SUCH EXERCISE OR SUBSCRIPTION MAY NOT BE REVOKED.

TRANSFERS AND SALES OF RIGHTS

     It is anticipated that the Rights will be quoted on the NYSE under the trading symbol WAL RT, and they may be purchased or sold through usual investment channels, including banks and brokers. Trading in Rights will cease on the close of business of the NYSE trading day preceding the Expiration Date.


     Transfers. The Rights evidenced by a single Rights Certificate may be transferred in whole by endorsing such Right for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Rights Certificate (but not fractional Rights) may be transferred by delivering to the Subscription Agent a Rights Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Rights Certificate to the transferee evidencing such transferred Rights). In such event, a new Rights Certificate evidencing the balance of the Rights will be issued to the Rights Holder or, if the Rights Holder so instructs, to an additional transferee.

     Rights Holders wishing to transfer all or some of their Rights should allow sufficient time before the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Rights Certificate to be issued and transmitted to the transferee or transferees representing the transferred Rights, and to the transferor representing the retained Rights, if any, and (iii) the Rights evidenced by such new Rights Certificates to be exercised or sold by the recipients thereof. If time does not permit a transferee who wishes to exercise its Rights to deliver its Rights Certificate to the Subscription Agent on or before the Expiration Date, such transferee should use the Guaranteed Delivery Procedures described under 'The Rights Offering--Exercise of Rights.' Neither the Company nor the Subscription Agent shall be liable to a transferee or transferor of Rights if Rights Certificates are not received in time for exercise or sale before the Expiration Date.

     All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

EXTENSION OF EXPIRATION DATE

     The Company reserves the right to extend the Expiration Date in its sole and absolute discretion. There can be no assurance that any such extension will occur.

GENERAL

     The instructions that will accompany the Rights Certificates should be read carefully and followed in detail. DO NOT SEND RIGHTS CERTIFICATES TO THE COMPANY.

     THE METHOD OF DELIVERY OF RIGHTS CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDERS. IF SENT BY MAIL, IT IS RECOMMENDED THAT SUCH RIGHTS CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK OR MONEY

ORDER.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights or subscriptions pursuant to the Oversubscription Privilege will be determined by the Company, whose determinations will be final and binding. The Company in its sole and absolute discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right or subscription pursuant to the Oversubscription Privilege. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole and absolute discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Rights Certificates or incur any liability for failure to give such notification.


     Any questions or requests for assistance concerning the method of exercising Rights or over subscribing or requests for additional copies of this Prospectus/Proxy Statement or the Notice of Guaranteed Delivery should be directed to the Information Agent, ChaseMellon Shareholder Services, L.L.C., at its addresses set forth under 'Information Agent.'


NO BOARD RECOMMENDATION CONCERNING EXERCISE OF RIGHTS

     Although the Board of Directors of the Company has recommended that the stockholders approve the Rights Offering, any investment in the Common Stock should be based on each Rights Holder's or prospective investor's evaluation of his own best interests. Accordingly, the Board of Directors makes no recommendation to any Rights Holder or prospective investor regarding the exercise or sale of Rights. Without limiting the foregoing, there can be no assurance that the Board of Directors will extend the stated Expiration Date, so Rights Holders should either exercise or attempt to sell their Rights before the Expiration Date.

STATE AND FOREIGN SECURITIES LAWS


     The Rights may not be exercised by any person, and neither this Prospectus/ Proxy Statement nor any Rights Certificates shall constitute an offer to sell or a solicitation of an offer to purchase any shares of Common Stock, in any jurisdiction where such transactions would be unlawful. No action has been taken in any jurisdiction outside the United States to permit offers and sales of the Rights or the Common Stock. Consequently, the Company may reject subscriptions by any holder of Rights outside the United States, and subscriptions from holders in jurisdictions within the United States if it determines that it may not lawfully issue shares to such holders, even if it could do so by qualifying the shares for sale or by taking other actions in such jurisdictions.



FEDERAL INCOME TAX CONSEQUENCES OF THE RIGHTS OFFERING

     The following is a brief summary of the United States Federal income tax consequences to Rights holders resulting from issuance of the Rights or upon their exercise disposition or lapse.

     Issuance of Rights. No taxable gain or loss will be recognized by Rights holders for Federal income tax purposes upon the receipt of Rights by existing stockholders of the Company.

     Under applicable provisions of the Code, Rights Holders generally will not be required to allocate any portion of their Common Stock tax basis to the Rights. Accordingly, except as set forth below, Rights Holders will have no tax basis in the Rights. However, if either (i) the fair market value of the Rights at the time of issuance equals or exceeds 15 percent of the value of the Common Stock with respect to which the Rights were issued, or (ii) a Rights Holder otherwise so elects, a Rights Holder will allocate the basis in his Common Stock between the Common Stock and the Rights in proportion to the fair market value of each on the date of issuance. However, no such allocation of basis to the Rights is required or permitted if the Rights expire unexercised.

     The holding period of a Rights Holder for purposes of measuring taxable gain or loss with respect to the Rights is identical to his holding period in the Common Stock with respect to which the Rights were issued.

     Exercise of Rights. Rights Holders will not recognize any taxable gain or loss upon the exercise of Rights. A Rights Holder's tax basis in each share of Common Stock acquired upon exercise of the Rights will equal the sum of (i) the Subscription Price, and (ii) his tax basis, if any, in the underlying Right. The holding period in the Common Stock acquired upon exercise of Rights will commence as of the date that the Rights are exercised.

     Sale of Rights. A Rights holder generally recognizes capital gain or loss upon the sale, exchange or other disposition (other than exercise) of Rights. The amount of that gain or loss will be equal to the difference between the amount realized by the Rights holder on the disposition of the Rights and his tax basis in such Rights.

     Lapse of Rights. A Rights holder will not recognize any taxable gain or loss upon expiration of the Rights. Upon expiration of the Rights, no portion of a Rights holder's basis in his Common Stock will be allocable to the Rights.

     The foregoing summary is intended only as a general statement of certain U.S. Federal income tax considerations affecting Rights holders upon the issuance of Rights or upon their exercise, disposition or lapse. This summary does not purport to address all issues of Federal income taxation affecting Rights holders, or issues of Federal estate and gift taxation, state and local taxation or foreign taxaction. ACCORDINGLY, EACH RIGHTS HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX AND FINANCIAL ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE RIGHTS OFFERING.

                                  RISK FACTORS


     Prospective investors should consider carefully the following factors, in addition to the other information contained in this Prospectus, before purchasing the shares of Common Stock offered hereby.

OPERATING LOSSES

     The Company has experienced losses for each of the past five years, and losses have continued in 1997. For the 1996 fiscal year, losses totaled approximately $10.8 million. The Company's independent public accountants qualified their report on the Company's financial statements for the 1996 fiscal year, stating that there was substantial doubt about the Company's ability to continue as a going concern. For the nine-month period ended September 30, 1997, the Company reported a net loss of approximately $2.4 million. At September 30, 1997, the consolidated stockholders' equity of the Company was approximately negative $5.2 million.

     The Company anticipates that the net loss for the fourth quarter of 1997 will be larger than the net loss the Company reported for the third quarter, due to increased provisions for warranty work and bad debts related to a contract for the installation of multiple diverters in a foreign location. The Company has not determined the precise magnitude of the expected net loss for the fourth quarter of 1997 at this time. The systems, manufactured under subcontract, went through initial start-up trials commencing in September 1997, and the additional costs were identified in November and December.

LIQUIDITY; AVAILABILITY OF FUTURE FINANCING

     The Company has experienced operating losses for each of the past five years (and 1997 to date), and has been dependent on advances from the Wexford Entities (as hereinafter defined) to fund its cash flow requirements. The Company's customers have required letters of credit or performance bonds (totaling approximately $3.1 million at September 30, 1997), and this requirement may increase, further increasing the Company's need for financial support. Although the Wexford Funds agreed to provide the 1998 Credit Agreement, as supplemented by the Chase Facility, to the Company pursuant to the Restructuring Plan, there can be no assurance that this line of credit will be sufficient to fund the Company's liquidity needs, nor can there be any assurance that the Company will be able to raise additional debt or equity financing in the future on terms satisfactory to it.

CONTROL BY WEXFORD AND WEXFORD AFFILIATES

     The Restructuring Plan is intended to strengthen the Company's financial position while offering the Public Stockholders the opportunity to particpate in the Restructuring Plan on the same economic terms as Wexford and its affiliates. If the Rights Offering is fully subscribed by Public Stockholders, their percentage ownership of the Company's Common Stock will remain at approximately 19%. The percentage of the Company's Common Stock owned by the Wexford Entities will increase only to the extent that Public Stockholders do not exercise rights in the Rights Offering.


     WESAC and the Wexford Funds are Wexford Entities, and WESAC is currently the largest stockholder of the Company, owning approximately 81% of the Company's outstanding Common Stock. After the Restructuring Plan is fully implemented, the Wexford Entities will hold not less than 81% of the outstanding shares of Common Stock, although the exact percentage is dependent upon the extent to which Public Stockholders elect to purchase shares of Common Stock in the Rights Offering. Accordingly, Wexford, directly or indirectly, has and will continue to retain effective control over the election of directors of the Company and most corporate actions, including matters submitted to a vote of the Company's stockholders.

     Unless the approval of the Company's stockholders is obtained for certain aspects of the Restructuring Plan and the New York Stock Exchange consents to the Reverse Stock Split, neither WESAC nor any Wexford Entity will be obligated to consummate any of the transactions contemplated by the Restructuring Plan. See 'PLAN OF FINANCIAL RESTRUCTURING--Contingencies Affecting the Plan.'

POTENTIAL CONFLICTS OF INTEREST

     The Company may be subject to various conflicts of interest arising out of the relationships between it, on the one hand, and Wexford and its affiliates (the 'Wexford Entities') on the other hand. Although no specific measures to resolve such conflicts of interest have been formulated, management of the Company do not hold any other positions with any other affiliates of the Wexford Entities and the Wexford Entities have a fiduciary obligation to deal fairly and in good faith with the Company, and will exercise reasonable judgment in resolving any specific conflict of interest which may occur.

DIVIDEND POLICY

     The Company has never paid any dividends on the Common Stock and does not anticipate paying dividends on the Common Stock in the foreseeable future. In addition, the 1995 Term Loan Agreement (as hereinafter defined) contains a covenant that restricts the Company's ability to pay dividends on its Common Stock, and a substantially identical restriction is contained in the 1998 Credit Agreement. See 'PRICE RANGE OF COMMON STOCK AND DIVIDENDS--Dividend Policy.'

LIMITED MARKET FOR COMMON STOCK; POSSIBLE DELISTING

     The Company's Common Stock is listed on the NYSE. The Company has been out of compliance with certain of the NYSE listing standards for some time. In August, 1997, the Company met with the NYSE to discuss the continued listing of the Company's Common Stock and to review the Restructuring Plan. The NYSE subsequently advised the Company that it would not delist the Common Stock at that time, but would review the Company's financial condition and compliance with the listing criteria in approximately six months, after the anticipated completion of the Restructuring Plan. While the Company has developed the Restructuring Plan to address, in part, these compliance issues, there can be no assurance that the shares of Common Stock will continue to be listed on the NYSE. If the shares of Common Stock were delisted, there would likely be an adverse impact on the marketability and liquidity of the Common Stock. The Company anticipates that the Reverse Stock Split, which will reduce the number of outstanding shares by 90%, will increase the market price of the shares, but they may not trade after the Reverse Stock Split at ten times their pre-split market price.

NO ESTABLISHED MARKET FOR RIGHTS

     Because the Rights are new securities, the trading market for the Rights may be volatile or non-existent. Moreover, there can be no assurance that a market for the Rights will develop or as to the price, if any, at which the Rights will trade.


     All of the shares of Common Stock that will be outstanding upon consummation of the Restructuring Plan will be freely transferable, except for the shares held by affiliates or statutory underwriters of the Company, which shares may be sold only pursuant to an effective registration statement under the Act or an exemption from the registration requirements of such statute. See 'REGISTRATION AND RESALE OF COMMON STOCK.'

ARBITRARY SUBSCRIPTION PRICE


     The Subscription Price of the Rights has been arbitrarily determined by the Board of Directors of the Company and represents a substantial discount to the market price of the Common Stock at the date of this Prospectus/Proxy Statement. There is a risk that the market price for the Common Stock will decline during the subscription period and that, following the Expiration Date, a subscribing Rights Holder may not be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price.


     The election of a Rights Holder to exercise Rights in the Rights Offering is irrevocable. Moreover, until certificates are delivered, subscribing Rights Holders may not be able to sell the Common Stock that they have purchased in the Rights Offering. Certificates representing shares of Common Stock purchased in the Rights Offering will not be delivered to subscribers until after the Restructuring Plan has been effected. No interest will be paid to Rights Holders on funds delivered to the Subscription Agent to pay the Subscription Price.

DILUTION

     The Rights entitle the holders to purchase shares at a price substantially below the market price of the Common Stock before the commencement of the Rights Offering. Stockholders who fully exercise their Rights will preserve their proportionate interest in the equity and voting power of the Company. Stockholders who do not fully exercise their Basic Subscription Privilege will experience a decrease in their proportionate interest in the equity and voting power of the Company. The sale of the Rights may not compensate a holder for all or any part of the reduction in the market value of such stockholder's shares of Common Stock, if any, resulting from the Rights Offering. Stockholders who do not exercise or sell their Rights will relinquish any value inherent in the Rights.

EFFECT OF REVERSE STOCK SPLIT ON SMALL STOCKHOLDERS

     As a result of the Reverse Stock Split to be implemented as part of the Restructuring Plan, if a stockholder's stock ownership is not evenly divisible by 10 shares, the remainder will be paid in cash, in lieu of issuing fractional shares. Stockholders who own nine or fewer shares of Common Stock prior to the Reverse Stock Split will receive no shares of Common Stock after the Reverse Stock Split. See 'PLAN OF FINANCIAL RESTRUCTURING--Reverse Stock Split.' Cash will be paid on a per share basis at the greater of the Subscription Price or the average closing market price for the Common Stock on the NYSE for the 20 trading days preceding the effective date of the Reverse Stock Split.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Rights Offering, the Reverse Stock Split, and the WESAC Debt Conversion, there will be 16,137,000 shares of Common Stock outstanding. The 27,112,000 pre-split shares (which are equivalent to 2,711,200 shares, after giving effect to the Reverse Stock Split) being offered by the Company pursuant to this Prospectus and the 3,389,000 shares (which are equivalent to 338,900 shares, after giving effect to the Reverse Stock Split) that are owned by the Company's current stockholders other than WESAC will be available for sale in the public market. Sales of substantial amounts of Common Stock in the public market following the completion of the Rights Offering could adversely affect the market price of the Common Stock.

SENSITIVITY TO MAJOR CONTRACTS

     The Company's results of operations are dependent on major contracts. Such a reliance on major contracts is likely to lead to fluctuations in, and to reduce the predictability of, quarterly results. Large projects also pose other challenges. The sales cycle for large contracts tends to be longer than for smaller contracts, and, when orders are received, large contracts may be delayed by factors outside the Company's control, including customer budget decisions, design changes and delays in obtaining permits. The Company's business, results of operations and financial condition could be materially adversely affected if the Company were to fail to obtain major project orders, if such orders were delayed, if installations of such systems were delayed, or if such installations encountered operating, warranty or other problems. The profitability of these contracts is contingent upon the Company's ability to meet the obligations of the original contract cost estimates. The contracts awarded in this market, in addition to being large in scope, also often require more than a year to complete and specify custom equipment. As a result, the Company has sometimes experienced profit erosion due to design changes, cost increases etc. not anticipated at the outset of the contract. Although the Company makes financial provisions for such occurrences, there is no certainty that the Company will be able to adequately reserve for such contingencies in the future. In addition, generally accepted accounting principles require estimated costs and revenues while a long-term contract is being performed, with such estimates reflecting these uncertainties and requiring revision to reflect changing circumstances and incomplete facts. See 'MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.'

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

     The Company's quarterly revenues and operating results have varied significantly in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside the Company's control. Such factors include general economic and industry conditions, the size and timing of individual orders, the introduction of new products or services by the Company or its competitors or the introduction of the Company's products to new markets, changes in the levels of operating expenses. including development costs. and the amount and timing of other costs relating to the expansion of the Company's operations.

     Variations in the timing of recognition of specific revenues due to changes in project scope and timing may adversely and disproportionately affect the Company's operating results for a quarter because the Company establishes its expenditure levels on the basis of expected future revenues, and a significant portion of the Company's expenses do not vary with current revenues. See 'MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.'

PROPRIETARY TECHNOLOGY AND UNPREDICTABILITY OF PATENT PROTECTION

     The Company relies on patents, trade secrets and proprietary know-how, which it seeks to protect, in part, through appropriate confidentiality and proprietary information agreements with its strategic partners, employees and consultants. There can be no assurance that the proprietary information or confidentiality agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known to or be independently developed by others. In addition, there can be no assurance that competitors, many of which have substantial resources and have made substantial investments in competing technologies, will not seek to apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or in international markets. Furthermore, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the United States. Litigation or regulatory proceedings, which could result in substantial cost and uncertainty to the Company, may also be necessary to enforce patent or other intellectual property rights of the Company or to determine the scope and validity of other parties' proprietary rights. There can be no assurance that the Company will have the financial resources to defend its patents from infringement or claims of invalidity. It is also possible that the Company may need to acquire licenses to, or contest the validity of, issued or pending patents of third parties relating to the Company's technology. There can be no assurance that any of such licenses would be made available to the Company on acceptable terms, if at all, or that if the Company were to contest the validity of any issued or pending patents, it would prevail. In addition, the Company could incur substantial costs in defending itself in suits brought against the Company on its patents or in bringing suits against third parties. See 'BUSINESS--Patents And Trademarks.'


COMPETITION

     The Company is engaged in a highly competitive industry. Competition from suppliers of comparable goods in the United States and abroad is intense and expected to increase. Many of these companies have substantially greater capital resources, research and development staffs and facilities, and greater experiences in obtaining regulatory approvals and in production, marketing, and distribution of products, than does the Company. There can be no assurance that the Company's competitors will not succeed in developing products that are more effective or lower in cost than those that are being developed or sold by the Company. Should the Company be unable, for technical or other reasons, to develop products that are technologically competitive, responsive to customer needs, and competitively priced, there would be a material adverse effect upon the Company's business, financial condition, and results of operation. In addition, because competition based on price is expected to become increasingly important in the air pollution control equipment market, the Company may be required to adjust its pricing policies in accordance with market conditions and may otherwise be limited with respect to the prices it is able to charge for its products. See 'BUSINESS--Competition.'

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant extent upon the efforts of its executive officers, including its President and Chief Executive Officer, C. Stephen Beal, and key engineering, sales, marketing, financial and technical personnel. Employees may voluntarily terminate their employment with the Company at any time, and none of the Company's employees is subject to any long-term employment contract with the Company. The loss of the services of one or more of the Company's key employees could have a material adverse effect on the Company's business, results of operations and financial condition.

     The Company also believes that its future success will depend in large part upon its ability to attract and retain additional highly skilled personnel, particularly design and process engineers. Because of the technical sophistication of the Company's systems and the sophisticated engineering software utilized by the Company, design and process engineers who join the Company generally are required to have advanced technical knowledge and significant training to perform efficiently and productively. The availability of such personnel is limited, and the Company has at times experienced difficulty in locating new employees with the requisite level of expertise and experience. There can be no assurance that the Company will be successful in retaining its existing key personnel or in attracting and retaining the personnel it requires in the future. See 'MANAGEMENT.'

DEPENDENCE ON THE RELIABILITY AND PERFORMANCE OF SUBCONTRACTORS

     The Company relies on subcontractors to build system components and to assemble and install systems. The Company's ability to deliver high quality systems on time will depend upon the reliability and performance of its subcontractors. The failure of a subcontractor to meet delivery schedules could cause the Company to default on its obligations to its customers, which could materially adversely affect the Company's reputation, business, results of operations and financial condition. In addition, the Company's reliance on subcontractors for manufacturing, assembly and installation places a significant part of the Company's quality control responsibilities on these subcontractors. There can be no assurance that the Company will be able to continue to contract for the level of quality control required by the Company's customers. The failure to provide such quality control could result in manufacturing and installation delays which could have a material adverse effect on the Company's business, results of operations and financial condition. See 'BUSINESS.'

POSSIBLE PRODUCT LIABILITY

     Certain of the Company's systems are designed to destroy VOCs, which are highly toxic and flammable. If the Company's systems are improperly designed or operated outside of design parameters and operating instructions provided by the Company, there is a risk of system failure or release of VOCs, which could require the Company to defend itself against a product liability or personal injury claim. Although the Company has product liability and commercial general liability insurance in scope and amount which it believes to be sufficient for the conduct of its business, there can be no assurance that such insurance will cover or be adequate to cover such claims. In addition, the Company's general liability insurance is subject to coverage limits and excludes coverage for losses or liabilities relating to environmental damage or pollution. Accordingly, the Company's efforts to defend itself against such claims could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON CUSTOMER INFORMATION

     The Company is highly dependent upon information provided by its customers concerning the type, volume and flow rate of particulate and gaseous emissions to be treated by the Company's FGC and VOC systems. If the customer's information is inaccurate, a malfunction in the Company's system could occur, resulting in damage to the customer's facilities or personal injury. In addition, incorrect information could cause delays in the design, manufacture and installation of the customer's system. Through no fault of its own, the Company could then be held liable for damages resulting from such malfunction or delay. Any of these factors could have a material adverse effect on the Company's business, results of operations and financial condition.

POTENTIAL ENVIRONMENTAL LIABILITY

     Although the Company does not believe that its activities would directly expose it to liabilities under local, state or federal environmental laws and regulations, if the Company were to improperly design, manufacture or test its systems or fail to properly train its customer's employees in the operation of the systems, it could be exposed to possible liability for investigation and clean-up costs under such environmental laws. Although the Company does not currently lease its systems to customers or operate the systems on behalf of its customers, if it were to do so in the future, the Company could be liable under environmental laws for any releases of hazardous substances.


     The Company generally conducts performance tests on its systems at its customers' facilities. However, in the future the Company may perform prototype testing in its own facilities. If such testing were to involve hazardous substances, it could subject the Company to liability under environmental laws and regulations.

     The Company could also be exposed to possible liability under environmental laws for violations of those requirements applicable to the generation, storage, treatment and disposal of hazardous waste. Under some environmental laws and various theories of tort and contract law, it is also possible that the Company could be liable for damages to its customers and third parties resulting from the actions of its customers or arising from the failure or malfunction, or the design, construction or operation of, the Company's systems or products, even if the Company were not at fault. The Company's general liability insurance is subject to coverage limits and generally excludes coverage for losses or liabilities relating to or arising out of environmental damage or pollution. The Company's business, results of operations and financial condition could be materially adversely affected by an uninsured or partially insured claim. See BUSINESS--Government Regulation.'

WARRANTIES

     The Company offers customers of its fabricated products warranties should the Company's system fail to meet its performance criteria on start-up. There can be no assurance that the Company will meet performance specifications in the future or that customers will not make warranty claims. While the Company maintains reserves for warranty claims (based upon the Company's prior experience), if actual claims exceed the reserves reported income would be reduced, and all claims under warranties could materially adversely affect the Company's cash flow and reputation and thereby have a material adverse effect on the Company's business, results of operations and financial condition. See 'BUSINESS--Warranties.'

RISKS ASSOCIATED WITH FIXED PRICE CONTRACTS

     A majority of the Company's contracts are performed using 'fixed-price' rather than 'cost-plus' terms. Under fixed-price terms, the Company quotes firm prices to its customers and bears the full risk of cost overruns caused by estimates that differ from actual costs incurred or manufacturing delays during the course of the contract. Some costs, including component costs, are beyond the Company's control and may be difficult to predict. If manufacturing or installation costs for a particular project exceed anticipated levels, gross margins would be materially adversely affected, and the Company could experience losses. In addition, the manufacturing process may be subject to significant change orders. However, the cost of these change orders may not be negotiated until after the system is installed. The failure of the Company to recover the full cost of these change orders could materially adversely affect gross margins and also cause the Company to experience losses. See 'MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.'

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS AND SALES

     In 1996, approximately 66% of the Company's total revenues resulted from products and services sold to customers outside the United States. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, trade restrictions, changes in tariffs, difficulties in staffing, the transport of machinery, managing international operations and other factors. Regulatory compliance requirements differ among foreign countries and are also different from those established in the United States. If the Company's customers are unable to obtain the necessary foreign regulatory approvals on a timely basis, the Company's international sales, and thereby its business, results of operations and financial condition, could be materially adversely affected. Additionally, the Company's business, results of operations and financial condition may be materially adversely affected by fluctuations in currency exchange rates as well as increases in duty rates, difficulties in obtaining export licenses, ability to maintain or increase prices and competition. The Company denominates international sales primarily in either United States dollars or British pounds Sterling. Since the bulk of expenses in connection with international contracts are often incurred in United States dollars, there can be a short-term exchange risk created. Although the Company has not used hedging instruments in the past, the Company may purchase hedging instruments to mitigate exchange risks on certain foreign contracts, if the Company has significant sales in foreign currencies and such instruments are available on advantageous terms. See 'MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.'

FRANCHISE TAX LIABILITY


     The State of Delaware has advised the Company that the Company owes approximately $300,000 for franchise tax liability for 1997. The Company strongly disagrees with the basis on which the State of Delaware has computed the Company's franchise tax liability and has taken the position that its liability does not exceed $20,000. The Company is attempting to negotiate a settlement of its franchise tax liability, and believes it will be able to resolve this matter, but if it is unable to do so, it will take all steps necessary to contest this tax by appropriate proceedings.


                        SPECIAL MEETING OF STOCKHOLDERS

     This Prospectus/Proxy Statement is being furnished to holders of Common Stock of the Company, in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Special Meeting of Stockholders of the Company to be held on March 2, 1998, or any adjournment or postponement thereof, and in connection with the Rights Offering which will be undertaken by the Company if approved by stockholders at the Special Meeting.

GENERAL INFORMATION


     Proxies in the form of the Proxy enclosed with this Prospectus/Proxy Statement will be voted at the Special Meeting if they are properly executed, dated and returned to the Company prior to the meeting and are not revoked prior to the voting. A stockholder of record who grants a proxy may revoke it at any time before it is exercised (i) by delivering to the Secretary of the Company an instrument revoking the proxy; (ii) by delivering to the Company a duly executed proxy bearing a later date, or (iii) by attending the Special Meeting and voting in person.


     This Prospectus/Proxy Statement is being mailed on or about February 6, 1998 to stockholders of record at the close of business on February 2, 1998 (the 'Meeting Record Date'). Stockholders on the Meeting Record Date are entitled to receive notice of, and to vote at, the Special Meeting in person or by proxy.


MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING

     The Special Meeting has been called for the following purposes:

          1. To consider the approval of the 1996 Stock Option Plan.

          2. A. To consider two amendments to the Company's Certificate of
                Incorporation:

              (i) to increase the number of shares of Common Stock authorized for issuance by the Company from 50,000,000 to 58,000,000 shares and to reduce the number of shares of preferred stock authorized for issuance by the Company from 10,000,000 shares to 2,000,000 shares;

             (ii) effective upon the consummation of a 1 for 10 reverse stock split, to reduce the number of shares of Common Stock of the Company authorized for issuance by the Company to 28,000,000 shares; and

           B. To consider the approval of such 1 for 10 reverse stock split of the Common Stock of the Company.

          3. To authorize the Company to issue and sell additional shares of its Common Stock in order to effect the Rights Offering and the WESAC Debt Conversion.

          4. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

     If a proxy in the accompanying form is duly executed and returned, the shares represented thereby will be voted in accordance with the instructions contained in it; if no instructions are given, the shares will be voted FOR Proposals 1, 2, and 3. As to any other matter that may properly come before the Special Meeting, the proxy holders will vote in accordance with their best judgment, although the Company does not currently know of any such matters.

OUTSTANDING SHARES; QUORUM

     The Company has one class of common stock, par value $.01 per share (the 'Common Stock'), and on the Meeting Record Date, 17,649,000 shares were issued and outstanding. Each share entitles the holder to one vote on all matters submitted to stockholders at the Special Meeting. The presence at the meeting, in person or represented by proxy, of the holders of a majority of the outstanding Common Stock is necessary to constitute a quorum for the Special Meeting. Abstentions are counted for purposes of determining whether the quorum requirement is satisfied, but are not counted as voted for purposes of determining the approval of any matter submitted to the stockholders for a vote. Common Stock represented by 'broker non-votes' will also be treated as present for purposes of determining a quorum. A broker non-vote relates to shares of Common Stock held in the name of a nominee as to which (i) the nominee has not received instructions from the beneficial owner or person entitled to vote and the nominee does not have discretionary voting power under applicable rules or the instrument under which it serves as a nominee; or (ii) the record holder has indicated on the proxy card or has executed a proxy and otherwise notified the Company that the nominee does not have authority to vote such shares on a given matter.

VOTING RIGHTS AND PROCEDURES

     Because directors are elected by the affirmative vote of the holders of a plurality of the shares of Common Stock present and entitled to vote, in person or by proxy, abstentions and broker non-votes will not affect their election. Approval of the 1996 Employee Stock Option Plan (Proposal 1) requires the approval of the holders of a majority of the shares present and entitled to vote, in person or by proxy at the meeting, so that abstentions will have the effect of a no vote, but broker non-votes will have no effect on the voting. The amendments to the Certificate of Incorporation and approval of the Reverse Stock Split (Proposal 2) require the approval of the holders of a majority of the shares of Common Stock issued and outstanding, so that abstentions and broker non-votes will have the effect of no votes. Approval of the issuance of shares to effect the Rights Offering and the WESAC Debt Conversion (Proposal 3) requires the approval of the holders of a majority of the shares of Common Stock voted on the matter in person or by proxy, provided a quorum is present so that abstentions and broker non-votes will have no effect on the voting on those proposals.

     WESAC, the holder of approximately 81% of the outstanding shares of Common Stock, has advised the Company that it intends to be present, in person or by proxy, at the Special Meeting and to vote its shares in favor of all of the Board's Proposals and 'FOR' the election of the Board of Director's nominees for election as directors. Thus, approval of such matters and the election of all such nominees is assured, regardless of the vote by any other stockholder.

     Holders of Common Stock are not entitled to appraisal or dissenters' rights in connection with any of the Board's Proposals.

               PROPOSAL 1--ADOPTION OF THE 1996 STOCK OPTION PLAN

     The 1996 Employee Stock Option Plan (the '1996 Plan') was adopted by the Board of Directors on November 15, 1996 contemporaneously with the termination of the Second Amended and Restated Incentive Stock Plan (the 'Incentive Stock Plan') and was amended in September 1997 to increase the shares issuable under the plan in connection with the Rights Offering. The Incentive Stock Plan was terminated (a) because it was to expire by its terms in April 1997; (b) because of recent major changes in the securities laws and rules affecting stock plans; and (c) because the Incentive Stock Plan does not permit the discretionary grant of options to non-employee directors. The 1996 Plan was amended in September 1997 to increase the shares subject to issuance thereunder in contemplation of the Rights Offering.

PURPOSE; NUMBER OF SHARES



     The purpose of the 1996 Plan is to provide directors, officers, key employees and consultants with additional incentives by increasing their ownership interest in the Company. The 1996 Plan provides for the issuance of 2,250,000 shares of Common Stock pursuant to stock option grants, subject to adjustment in the case of certain reorganizations, reclassifications and the like of the Common Stock except that no such adjustment will occur as a result of the Reverse Stock Split (see 'Proposal 2 - Amendments to the Certificate of Incorporation'). The 1996 Plan provides for the grant of incentive stock options ('ISOs') to employees and the grant of non-statutory stock options ('NSOs') to employees, officers, directors and consultants of the Company and its subsidiaries. Any employee of the Company or of any subsidiary who is considered in the judgment of the committee that administers the 1996 Plan a key contributor to the overall success of the consolidated enterprise is an eligible participant in the 1996 Plan. The maximum number of shares with respect to which options may be granted under the 1996 Plan to any one employee in any one year is 300,000 shares.


ADMINISTRATION; GENERAL


     The 1996 Plan is to be administered by a committee of the Board of Directors made up of non-employee directors (the 'Committee'). Subject to the provisions of the 1996 Plan itself, the Committee has the authority to select the optionees and determine the terms of the options granted, including: (i) the number of shares; (ii) the term of the option (which may not exceed ten years, or five years in the case of an ISO granted to a 10% stockholder of the Company); (iii) the exercise or purchase price (which in the case of an ISO cannot be less than the fair market value of the Common Stock on the date of grant or 110% if the employee is a 10% stockholder of the Company); (iv) the type and duration of any transfer or other restrictions; and (iv) the time and form of payment for stock upon exercise of options. Options are not transferable by the option holder except by will, by the laws of descent and distribution, pursuant to a qualified domestic relations order or to immediate family members. The Committee also determines the period, if any, during which the option may continue beyond termination of employment, except that upon a grantee's termination of employment for cause, all of his or her options terminate immediately. Generally, no incentive stock option may be exercised as such more than three months following termination of employment. However, in the event that termination is due to death or disability, an incentive stock option is exercisable as such for a maximum of one year after such termination. The 1996 Plan will remain in effect until terminated by the Board of Directors and may be amended by the Board of Directors without the consent of the stockholders of the Company, except that any amendment, although effective when made, will be subject to stockholder approval if required by any federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which the Common Stock may then be listed or quoted. On February 3, 1998, the closing per share market price of the Common Stock was $7/16.


FEDERAL INCOME TAX INFORMATION

     Set forth below is a general summary of the federal income tax consequences to the Company and to recipients who receive options under the Plan. The following summary is not intended to be exhaustive, does not address certain special federal tax provisions, and does not address state, municipal or foreign tax laws.

     Tax Treatment of Non-Statutory Stock Options. Under Section 83 of the Code, optionees realize no taxable income when a non-statutory stock option is granted. Instead, the difference between the fair market value of the stock and the option price paid is taxed as ordinary compensation income. The difference is measured and taxed as of the date of exercise if the stock is not subject at that time to a 'substantial risk of forfeiture,' as defined in Section 83.

     The Company receives no tax deduction on the grant of an NSO, but is entitled to a tax deduction when the optionee recognizes taxable income on or after exercise of the option, in the same amount as the income recognized by the optionee.

     Tax Treatment of Incentive Stock Options. Under Section 422 of the Code, an optionee incurs no federal income tax liability on either the grant or exercise of an ISO. Provided that the stock is held for at least one year after the date of exercise of the option and at least two years after its date of grant, any gain realized on the subsequent sale of the stock will be taxed as long-term capital gain. If the stock is disposed of within a shorter period, the optionee will be taxed with respect to the gain realized as if he or she had then received ordinary compensation income in an amount equal to the difference between the fair market value of the stock on the date of exercise of the option and its fair market value on the date on which the option was granted. The balance of the gain realized will be taxed as capital gain, long-term or short-term depending on the holding period since the date of exercise.

     The Company receives no tax deduction on the grant of an ISO, and is only entitled to a tax deduction upon the exercise of an ISO if the optionee recognizes ordinary compensation income on account of a premature disposition of ISO stock, in which case the deduction is equal to the amount and occurs at the same time as the optionee's recognition of income.

INTEREST OF CERTAIN PERSONS

     Because the directors and executive officers of the Company are eligible to receive stock option grants under the 1996 Plan, they (and their respective associates) may be deemed to have an interest in the approval of the 1996 Plan.

PLAN AND OPTION GRANTS


     At the completion of the Rights Offering, the Compensation Committee of the Board of Directors plans to issue options to certain current employees and directors under the 1996 Plan. In addition, the Committee expects to grant options to certain key employees and directors of the Company and its subsidiaries. The terms of new option grants has not been determined at this time.



                  THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
                      THE 1996 PLAN AND THE OPTION GRANTS.

           PROPOSAL 2--AMENDMENTS TO THE CERTIFICATE OF INCORPORATION
                      AND APPROVAL OF REVERSE STOCK SPLIT

THE AMENDMENTS

     In connection with the proposal to approve the Rights Offering and the WESAC Debt Conversion, and in contemplation of the Reverse Stock Split, on September 16, 1997, the Board of Directors of the Company adopted, subject to stockholder approval, two amendments to the Company's Restated Certificate of Incorporation (the 'Charter') and pursuant to Delaware law declared such amendments to be advisable. The amendments amend Article IV of the Charter, (i) the first such amendment, by increasing the number of shares of Common Stock that the Company is authorized to issue from 50,000,000 shares to 58,000,000 shares; and (ii) the second such amendment, by decreasing the number of authorized shares to 28,000,000 shares. If the amendments of the Charter are approved by stockholders, they will become effective upon their filing with the Secretary of State of the State of Delaware.


     The increase in shares is required in order to implement the Rights Offering. See the Prospectus portion of this Prospectus/Proxy Statement for a detailed description of the Rights Offering. The decrease in shares is not required but is deemed advisable by the Board of Directors because after the completion of the Reverse Stock Split and the WESAC Debt Conversion, the Company would have an unnecessarily large number of shares authorized for issuance in relation to the number of shares then outstanding and reserved for issuance. (See Proposal 3 for a description of the WESAC Debt Conversion.) Furthermore, under Delaware franchise tax laws, the maintenance of an excessive number of authorized shares would result in a needless tax expense. Authorization for the additional shares of Common Stock will enable the Board of Directors of the Company, without stockholder approval of a further amendment of the Charter, to sell additional shares to raise equity capital or to make acquisitions, subject to the rules of the New York Stock Exchange (the 'NYSE'), although the Board of Directors has no current plans to do either.

THE REVERSE STOCK SPLIT

     The Reverse Stock Split is intended to reduce the number of outstanding shares so as to increase the stock price as well as to reduce the Company's liability for Delaware franchise taxes and NYSE listing fees. Approval of the Reverse Stock Split is not required as a matter of Delaware corporate law, but is a condition to the consummation of the Restructuring Plan.

THE ADDITIONAL SHARES


     The additional shares of Common Stock to be authorized for issuance by the first amendment to the Charter will have rights identical to the currently outstanding Common Stock. The approval of the amendments by stockholders will not by themselves affect the rights of holders of currently outstanding shares of Common Stock. However, the Rights Offering and the WESAC Debt Conversion will have a substantial dilutive effect on existing stockholders unless they exercise all of their Rights. See 'PLAN OF FINANCIAL RESTRUCTURING--Pro Forma Effect of Plan on Stockholders' and 'RISK FACTORS--Dilution.'

CONSEQUENCES OF NON-APPROVAL

     If this proposal is not approved by stockholders, the Company will be unable to implement the Rights Offering, the Reverse Stock Split or the WESAC Debt Conversion. WESAC has informed the Company it intends to vote in favor of this Proposal 2 and Proposal 3. In addition, if this Proposal 2 is approved, but Proposal 3 is not approved, under the rules of the NYSE, the Company would be unable to implement the Rights Offering or the WESAC Debt Conversion as described herein.

              THE BOARD OF DIRECTORS RECOMMENDS A VOTE TO APPROVE
                  THE AMENDMENTS, AND THE REVERSE STOCK SPLIT.

                  PROPOSAL 3--AUTHORIZATION TO ISSUE SHARES OF
       COMMON STOCK IN THE RIGHTS OFFERING AND THE WESAC DEBT CONVERSION


     Subject to the amendments to the Charter, which are described above in Proposal 2, the Company intends to offer and sell to its existing stockholders or their transferees a total of 27,112,000 pre-split shares of Common Stock by means of the Rights Offering described in the Prospectus portion of its Prospectus/Proxy Statement. In addition, subject to the approval of such amendments, the Company intends to effect the Reverse Stock Split described in Proposal 2 and thereafter to effect the WESAC Debt Conversion, namely, the conversion of certain indebtedness owed by the Company to WESAC in the total amount of approximately $11,606,000 for Common Stock of the Company by converting such indebtedness at the rate of $1.00 (which is ten times the proposed Subscription Price in the Rights Offering) of such debt for each share of Common Stock. If Proposal 2 is approved by the stockholders and all of the shares of Common Stock offered in the Rights Offering are fully subscribed for and purchased by Public Stockholders, after giving effect to the Reverse Stock Split and the WESAC Debt Conversion, but before the WESAC Liquidation, WESAC will own approximately 13,032,000 shares, representing approximately 81% of the Common Stock to be outstanding after the Reverse Stock Split.


REQUIREMENT FOR STOCKHOLDER APPROVAL


     NYSE Rule 312.03 requires the Company to obtain the approval of its stockholders for the issuance of additional Common Stock if the number of shares to be issued will exceed 20% of the shares outstanding immediately prior to issuance. There will be 17,649,000 shares of Common Stock outstanding on the commencement of the Rights Offering, which is also the number of shares that is outstanding on the date of this Prospectus/Proxy Statement. Approximately

27,112,000 pre-split shares of Common Stock will be offered by the Company to its stockholders (other than WESAC and its affiliates) in the Rights Offering. After the Reverse Stock Split, but before the WESAC Liquidation, approximately 11,606,000 post-split shares of the Common Stock will be issued to WESAC upon the conversion of the approximately $11,606,000 of indebtedness of the Company that is owed to WESAC.

CONSEQUENCES OF NON-APPROVAL; INTEREST OF CERTAIN PERSONS

     If Proposal 3 is not approved, the Company will be unable to effect the Rights Offering and the WESAC Debt Conversion. WESAC has informed the Company it intends to vote in favor of this Proposal 3 and Proposal 2.

     Because WESAC is the holder of the approximately $11,606,000 of debt to be converted into shares of Common Stock, it and its affiliates may be deemed to have an interest in the approval of this Proposal.

      THE BOARD OF DIRECTORS STRONGLY RECOMMENDS A VOTE FOR THIS PROPOSAL.

                    REGISTRATION AND RESALE OF COMMON STOCK


     Pursuant to the Registration Statement of which this Prospectus/Proxy Statement is a part, the Company has registered under the Act the issuance, sale and transfer of 27,112,000 Rights and 27,112,000 pre-split shares of Common Stock which are to be issued on the consummation of the Restructuring Plan subject to reduction, prior to delivery, by the Reverse Stock Split. Upon issuance, such Rights and Shares will be freely transferable. Because the Rights Offering will be made on a continuous basis through the Expiration Date, the Company will amend the Registration Statement from time during such period as may be necessary to keep it effective. This Prospectus/Proxy Statement will be used in connection with the following transactions:


          (i) the issuance of the Rights to Stockholders of the Company and resale of any such Rights by any person to whom they are issued who may be deemed to be an underwriter thereof within the meaning of the Act; and

          (ii) the issuance by the Company of the shares of Common Stock issuable upon exercise of Rights, the resale of any such securities by any person who may be deemed to be an underwriter thereof and which become Unsubscribed Shares.

     In connection with any such resales or transfers of the Company's securities by any person who may be deemed to be an underwriter of such securities, such person will be obligated to provide to the purchaser or transferee a copy of this Prospectus/Proxy Statement containing current information with respect to the Company and all of the matters described herein and will be subject to all of the provisions of the Act which relate to statutory underwriters. Except as otherwise described in this Prospectus/Proxy Statement, the Company is not aware that any such person has, as of the date hereof, a specific plan for the sale, transfer or distribution of any such securities.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the Rights Offering offered hereby are estimated to be $2,211,200, after payment of total cash expenses estimated at $500,000. The Company intends to use approximately $1,700,000 of such proceeds to repay its SVB loan and $109,000 to replace certain cash collateral posted by the Wexford 1995 Funds with SVB as collateral security for outstanding letters of credit. The borrowings outstanding under the Company's line of credit with SVB bear interest at approximately 5.5% per annum. The Company intends to use the remainder of the net proceeds to repay advances under the Chase Facility or Tranche A Loans under the 1998 Credit Agreement, if any. To the extent not used for such purposes, proceeds will be used for working capital purposes. Pending their application, the net proceeds of the Rights Offering will be invested in interest bearing, investment grade securities.


     While the Company believes that the Restructuring Plan represents the best opportunity for improving the Company's financial condition, there can be no assurance that the proceeds from the Rights Offering and of the other constituent elements of the Restructuring Plan will be sufficient to satisfy the Company's operating needs in the long term. However, the Company anticipates that, unless conditions in the business segments in which the Company competes significantly worsen, the net proceeds from the Rights Offering and of the other constituent elements of the Restructuring Plan will satisfy the Company's operating needs through 1998. If the proceeds prove to be insufficient, the Company intends to decide upon a course of action based on the facts and circumstances then existing. The Company does not now know how it might raise additional funds in such a situation. See 'PLAN OF FINANCIAL RESTRUCTURING--Pro Forma Effect on Financial Condition' and 'RISK FACTORS--Availability of Future Financing.'

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1997 and as adjusted to give effect to the Restructuring Plan. This table should be read in conjunction with the Consolidated Financial Statements of the Company, and the Pro Forma Consolidated Financial Statements and Notes thereto included in this Prospectus/Proxy Statement.


                                                                                              SEPTEMBER 30, 1997
                                                                                           -------------------------
                                                                                                         PRO FORMA
                                                                                                       RESTRUCTURING
                                                                                            ACTUAL         PLAN
                                                                                           --------    -------------
                                                                                               ($ IN THOUSANDS)
Long-term debt
  Silicon Valley Bank debt..............................................................      1,700             --
  WESAC Debt............................................................................     10,885             --
  Other long-term debt..................................................................        670            670
                                                                                           --------    -------------
     Total debt.........................................................................     13,255            670
     Less current portion...............................................................       (252)          (252)
                                                                                           --------    -------------
     Total long-term debt...............................................................     13,003            418

Stockholders' equity (deficit):
Preferred stock, $.01 par value; 10,000,000 shares authorized, none issued..............         --             --
Common stock, $.01 par value; 50,000,000 shares authorized, 17,649,000 shares
  outstanding...........................................................................        176          1,541
Capital in excess of par value..........................................................     90,834        102,565
Retained earnings (deficit).............................................................    (94,129)       (94,129)
Foreign currency translation adjustment.................................................     (2,041)        (2,041)
                                                                                           --------    -------------
  Total stockholders' equity (deficit)..................................................     (5,160)         7,936
                                                                                           --------    -------------
Total capitalization....................................................................   $  7,843      $   8,354
                                                                                           --------    -------------
                                                                                           --------    -------------

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The table below shows the price ranges from the Company's Common Stock for the periods indicated.

                                                                   FROM JANUARY 1, 1997 TO DECEMBER 31, 1997
                                                          -----------------------------------------------------------
                                                          1ST QUARTER     2ND QUARTER     3RD QUARTER     4TH QUARTER
                                                          -----------     -----------     -----------     -----------
High Price............................................       15/32           15/32          1-26/32            7/8
Low Price.............................................         1/8            9/64            11/32            3/8

                                                                   FROM JANUARY 1, 1996 TO DECEMBER 31, 1996
                                                          -----------------------------------------------------------
                                                          1ST QUARTER     2ND QUARTER     3RD QUARTER     4TH QUARTER
                                                          -----------     -----------     -----------     -----------
High Price............................................       1-7/8           1-3/8              5/8            1/2
Low Price.............................................       1-1/4             5/8              3/8           9/32

                                                                   FROM JANUARY 1, 1995 TO DECEMBER 31, 1995
                                                          -----------------------------------------------------------
                                                          1ST QUARTER     2ND QUARTER     3RD QUARTER     4TH QUARTER
                                                          -----------     -----------     -----------     -----------
High Price............................................       2-3/8           2-1/4            3-1/4          2-7/8
Low Price.............................................       1-1/8               1            1-1/2          1-3/8


     The Company's Common Stock is listed on the NYSE and trades under the symbol WAL. At September 30, 1997, there were approximately 279 stockholders of record of the Company's Common Stock. This number does not include stockholders whose shares are held in the name of a nominee. The Company has been out of compliance with certain of the NYSE listing standards for some time. In August 1997, the Company met with the NYSE to discuss the continued listing of the Company's Common Stock and to review the Restructuring Plan. The NYSE subsequently advised the Company that it would not delist the Common Stock at that time, but would review the Company's financial condition and compliance with the listing criteria in approximately six months, after the anticipated completion of the Restructuring Plan. While the Company has developed the Restructuring Plan to address, in part, these compliance issues, there can be no assurance that the shares of Common Stock will continue to be listed on the NYSE after completion of the Restructuring Plan. If the shares of Common Stock were delisted, there would likely be an adverse impact on the marketability and liquidity of the Common Stock. See 'RISK FACTORS--Limited Market For Common Stock; Possible Delisting.'


DIVIDEND POLICY


     The Company has never paid any dividends or made any distribution on or with respect to the Common Stock, other than issuance of Rights in the Rights Offering. The Company expects to retain its earnings if any, to develop and expand its business and to repay indebtedness and does not anticipate paying dividends on the Common Stock in the foreseeable future. Any future dividend policy will be determined by the Company's Board of Directors, and the payment of any dividend in the future will be based upon conditions then existing, including the Company's earnings, financial condition and capital requirements, as well as such economic and other factors as the Board of Directors may deem relevant at the time. The existing credit agreements between WESAC and the Company contain a covenant restricting the Company's ability to pay dividends on its Common Stock, and the 1998 Credit Agreement contains a substantially similar covenant.

                         SUMMARY FINANCIAL INFORMATION
         (DOLLAR AND SHARE AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,
                                        1997       1996       1996(1)     1995(1)     1994(1)     1993(1)     1992(1)
                                       -------   ---------   ---------   ---------   ---------   ---------   ---------
SUMMARY OF OPERATIONS
Revenue..............................  $37,548   $  32,630   $  43,051   $  60,100   $  69,897   $  82,121   $  81,877
Operating income (loss)..............   (1,147)     (7,738)    (12,945)    (12,536)    (73,523)    (16,353)    (16,608)
Net income (loss)....................   (2,445)     (6,286)    (10,809)    (11,352)    (66,149)    (10,896)    (12,788)
Net income (loss) per common share...  $ (0.14)  $   (0.36)  $   (0.61)  $   (0.64)  $   (3.75)  $   (0.62)  $   (0.72)
Average shares outstanding...........   17,649      17,649      17,649      17,649      17,649      17,649      17,649
Backlog at end of period.............  $17,690   $  21,048   $  23,899   $  20,613   $  32,250   $  33,500   $  39,208
Number of employees at end of
  period.............................      409         381         354         423         508         814         788
FINANCIAL POSITION AT YEAR END
Working capital (deficit)............  $ 4,120   $   5,578   $   5,163   $  12,713   $  (6,860)  $   5,695   $   3,215
Property, plant and equipment, net...    4,601       5,060       5,190       5,921      10,232      15,468      24,242
Goodwill, net........................       --          --          --          --       2,606      53,491      55,685
Total assets.........................   27,095      34,290      29,820      46,519      58,930     129,780     136,378
Long-term debt.......................   13,003       8,432      12,145       7,948       1,037       1,265       4,593
Other liabilities....................    2,086       3,168       2,435       3,689       4,128       3,300       3,847
Stockholders' equity (deficit).......  $(5,160)  $   1,434   $  (2,820)  $   7,367   $   6,678   $  72,653   $  83,932
FINANCIAL PERFORMANCE
Current ratio........................      1.2         1.3         1.3         1.5         0.9         1.1         1.1
Long-term debt as a % of total
  capitalization.....................   165.8%       85.5%      130.2%       51.9%       13.4%        1.7%        5.2%

------------------

(1) During the years 1990-1992, the Company made several business acquisitions, and from 1993 to 1995 disposed of various businesses, which affects the comparability of certain information. (See Note 3 to Consolidated Financial Statements.)

                  PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

PRO FORMA CONSOLIDATED BALANCE SHEET

     The following Consolidated Balance Sheet sets forth actual consolidated balance sheet information of the Company as of September 30, 1997, and as adjusted to give effect to the Restructuring Plan. See 'FINANCIAL STATEMENTS.' It should be understood that the Pro Forma Consolidated Balance Sheet would not necessarily reflect the actual financial position had the Restructuring Plan actually been consummated as of September 30, 1997, because, among other factors, actual expenses may be higher or lower than amounts assumed or estimated. Additionally, there can be no assurance that the Restructuring Plan will be consummated. No adjustments have been made to reflect the Reverse Stock Split.

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                                 (IN THOUSANDS)


                                                                                  PRO FORMA ADJUSTMENTS
                                                                 -------------------------------------------------------
                                                                  9/30/97
                                                                 HISTORICAL      RIGHTS        WESAC DEBT      PRO FORMA
                                                                 STATEMENTS    OFFERING(A)    CONVERSION(B)     RESULTS
                                                                 ----------    -----------    -------------    ---------
                            ASSETS
Current Assets:
  Cash and cash equivalents...................................    $    438       $   284                       $    722
  Restricted cash and cash equivalents........................       1,576           227                          1,803
  Accounts receivable.........................................       9,749                                        9,749
  Costs and estimated earnings in excess of billings on
     completed contracts......................................       3,821                                        3,821
  Inventories.................................................       4,731                                        4,731
  Other current assets........................................         971                                          971
                                                                 ----------    -----------                     ---------
     Total Current Assets.....................................      21,286           511                         21,797
Property, plant, and equipment, net...........................       4,601                                        4,601
Other assets..................................................       1,208                                        1,208
                                                                 ----------    -----------                     ---------
     Total Current Assets.....................................    $ 27,095       $   511                       $ 27,606
                                                                 ----------    -----------                     ---------
                                                                 ----------    -----------                     ---------

        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:
  Notes payable...............................................       1,102                                        1,102
  Accounts payable............................................       7,442                                        7,442
  Accrued payroll and payroll related liabilities.............       1,362                                        1,362
  Billings in excess of costs and estimated earnings on
     uncompleted contracts....................................         736                                          736
  Current portion of long-term debt...........................         252                                          252
  Taxes payable...............................................         206                                          206
  Other accrued liabilities...................................       6,066                                        6,066
                                                                 ----------                                    ---------
     Total Current Liabilities................................      17,166                                       17,166
Long term Debt................................................      13,003        (1,700)        (10,885)           418
Other liabilities.............................................       2,086                                        2,086
Stockholders' equity (deficit):
  Common stock................................................         176           276           1,089          1,541
  Capital in excess of par value..............................      90,834         1,935           9,796        102,565
  Accumulated deficit.........................................     (94,129)                                     (94,129 )
  Foreign currency translation adjustment.....................      (2,041)                                      (2,041 )
                                                                 ----------    -----------    -------------    ---------
     Total stockholders' equity (deficit).....................      (5,160)        2,211          10,885          7,936
                                                                 ----------    -----------    -------------    ---------
Total liabilities and stockholders' equity (deficit)..........    $ 27,095       $   511                       $ 27,606
                                                                 ----------    -----------                     ---------
                                                                 ----------    -----------                     ---------

                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

(a) Rights Offering

     The accounting for the proceeds from the stockholders' rights offering is as follows:


                                                                                                AMOUNT
                                                                                SHARES      --------------
                                                                              ----------    (IN THOUSANDS)
Cash proceeds from exercise of 27,112,000 rights at $.10 per right.........   27,112,000        $2,711
Less: Costs of issuance paid in cash.......................................                       (500)
                                                                                               -------
  Net cash proceeds........................................................                     $2,211
                                                                                               -------
                                                                                               -------
Common stock, $.01 par:
  Issued pursuant to rights offering.......................................                     $  276
Capital in excess of par value applicable to 27,112,000 shares of $.01 per
  share....................................................................                      2,435
Less costs of issuance:
  Cash expenditures........................................................                       (500)
                                                                                               -------
  Net increase in stockholders' equity.....................................                     $2,211
                                                                                               -------
                                                                                               -------


     The total proceeds from the Rights Offering are currently shown in the Common Stock account. No adjustment has been made for the Reverse Stock Split.


Net Cash Proceeds...................................................................................   $2,211
Repayment of SVB borrowings.........................................................................   (1,700)
Restricted Cash to replace letters of credit........................................................     (227)
                                                                                                       -------
Cash and cash equivalents...........................................................................   $  284
                                                                                                       -------
                                                                                                       -------


(b) Debt Restructuring

     Represents the impact of the WESAC Debt Conversion, which is expected to be consummated on or about April 15, 1998, assuming the Restructuring Plan is approved.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

     The following Pro Forma Consolidated Statements of Operations sets forth continuing operations of the Company for the year ended December 31, 1996 and for the nine-month period ending September 30, 1997, adjusted to give effect to the Restructuring Plan, as if the restructuring had taken effect on January 1, 1996. This analysis has been adjusted to reflect the Reverse Stock Split.


     For the periods reported, interest expense is adjusted to eliminate interest on debt which is eliminated in the Restructuring Plan.

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                   (IN $ THOUSANDS EXCEPT PER SHARE AMOUNTS)



                                                  NINE MONTHS ENDED                           YEAR ENDED
                                                 SEPTEMBER 30, 1997                        DECEMBER 31, 1996
                                        -------------------------------------    -------------------------------------
                                        HISTORICAL    PRO FORMA     PRO FORMA    HISTORICAL    PRO FORMA     PRO FORMA
                                        STATEMENTS   ADJUSTMENTS     RESULTS     STATEMENTS   ADJUSTMENTS     RESULTS
                                        ----------   ------------   ---------    ----------   ------------   ---------
REVENUES:
  Product sales.......................   $ 32,730                    $32,730      $ 36,346                    $36,346
  Rental, service and other...........      4,818                      4,818         6,705                      6,705
                                        ----------                  ---------    ----------                  ---------
                                           37,548                     37,548        43,051                     43,051
COSTS AND EXPENSES:
  Cost of revenues
     Product sales....................     26,313                     26,313        32,685                     32,685
     Rental, service and other........      3,359                      3,359         6,412                      6,412
  Selling, general and
     administrative...................      9,023                      9,023        16,769                     16,769
  Restructuring and other
     intangibles......................         --                         --           130                        130
                                        ----------                  ---------    ----------                  ---------
                                           38,695                     38,695        55,996                     55,996
Operating profit/(loss)...............     (1,147)                    (1,147)      (12,945)                   (12,945)

OTHER INCOME (EXPENSE):
  Interest income.....................         79                         79           407                        407
  Interest expense (a)................     (1,366)       1,071          (295)       (1,663)       1,218          (445)
  Other income (expense)..............                                   (11)          468                        468
                                        ----------   ------------   ---------    ----------   ------------   ---------
                                              (11)
Loss before taxes.....................     (2,445)       1,071        (1,374)      (13,733)       1,218       (12,515)
Benefit for income taxes..............                                              (2,924)                    (2,924)
                                        ----------   ------------   ---------    ----------   ------------   ---------
Net Loss..............................   ($ 2,445)      $1,071        (1,374)     ($10,809)      $1,218       ($9,591)
                                        ----------   ------------   ---------    ----------   ------------   ---------
                                        ----------   ------------   ---------    ----------   ------------   ---------

Net loss per share....................   ($  1.39)                   ($ 0.09)     ($  6.12)                   ($ 0.59)
                                        ----------                  ---------    ----------                  ---------
                                        ----------                  ---------    ----------                  ---------
Average common shares outstanding.....      1,765                     16,137         1,765                     16,137
                                        ----------                  ---------    ----------                  ---------
                                        ----------                  ---------    ----------                  ---------


------------------

(a) Interest expense related to the Silicon Valley Bank debt and the WESAC debt for the nine months ended September 30, 1997 and twelve months ended December 31, 1996 which would have been eliminated upon assumed conversion of debt on January 1, 1996.

     See accompanying notes to pro forma consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

     Revenues in 1996 decreased $17.0 million, or 28%, to $43.1 million from $60.1 million in 1995. Revenues from businesses discontinued in late 1995, primarily the operations in Australia, represented $2.9 million of the revenue decrease. The decrease was primarily associated with reduced revenues for gas flow diverters ($7.2 million), pipe work systems and hydraulics equipment ($5.6 million), and flue gas conditioning (FGC) systems ($5.6 million). These lower revenues were partially offset by an increase in shipments of damper products from the Company's facility in Maine. ($3.2 million). International revenues accounted for 67% of total revenues in 1996 compared to 78% of total revenues in 1995.

     FGC revenues have decreased in each of the last three years due to the absence of large contracts from domestic utilities. Commencing in 1994, the U.S. electric utility industry has undergone major restructuring, as a result of ongoing federal and state deregulation. Orders for all significant capital expenditures, including air pollution control equipment, have been minimal during this period.


     The Company's 1996 cost of revenues totaled $39.1 million and represented 91% of revenues. In 1995, the Company's cost of revenues totaled $51.5 million and represented 86% of revenues. The increase in cost of revenues as a percent of revenues in 1996, as compared to 1995, was due to contract provisions of approximately $2.9 million taken in the second, third and fourth quarters of 1996, primarily related to jobs subcontracted from Italy and the U.K. in foreign locations. Cost of revenues for FGC systems increased to 91% of revenues in 1996 from 74% of revenues in 1995, due to a large significant profitable FGC contract in 1995 which did not recur in 1996. In addition, fixed manufacturing and engineering cost became more significant against the lower 1996 revenues.

     Selling, general and administrative (SG&A) expense, before restructuring charges and intangible write-downs, totaled $16.8 million in 1996, down from $19.1 million in 1995 and $21.4 million in 1994. SG&A expense, as a percent of revenues, before restructuring charges and intangible write-downs, was 39% in 1996, and 32% in 1995 and 31% in 1994. SG&A expense in 1996 included one-time charges of approximately $2.8 million, including $2.4 million of reserves for bad debts and $0.7 million for executive severance and option costs, partially offset by the reversal of $0.3 million in reserves deemed unnecessary. Approximately $0.8 million of the bad debt reserve related to reserves required in the Company's Italian operation. SG&A expense in 1995 contained one-time charges totaling $2.3 million for legal and closing costs related to the purchase by WESAC of an 81% interest in the Company and a decision to close the Puerto Rico production facility. In 1996, SG&A expense included approximately $0.9 million of expenses related to the marketing and sale of VOC products and the Company's license agreement with Viking Water Systems, Inc. SG&A expense related to these businesses was $0.3 million in 1995. The number of employees in the Company totaled 354 at December 31, 1996, down from 423 and 508 at the end of 1995 and 1994, respectively.

     Prior to the acquisition by WESAC of 81% of the Company's common stock, the Company's U.S. operations were consolidated into the tax return of San Diego Gas & Electric Company, its former 81% parent, through a tax sharing agreement dated April 1990. This agreement terminated on the closing of the equity sale to WESAC.

     With respect to WESAC's acquisition of PDC's shares on June 6, 1995, the buyer and seller agreed to jointly elect tax treatment for the transaction as similar to an asset acquisition under section 338(h)(10) of the Internal Revenue Code. Under this election, the allocation of the purchase price to the assets deemed purchased resulted in the recording of deferred tax liabilities totaling $5.0 million, of which approximately $700 thousand was recorded in current liabilities.

     Subsequent to the closing of the WESAC transaction on June 6, 1995, and after the deferred tax liabilities were recorded, the Company provided tax benefits of $3.0 million in 1995 and $2.0 million in 1996 against losses from domestic operations. The tax benefit in 1996 also included $0.9 million from the release of tax reserves deemed unnecessary.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

Revenues of $60.1 million in 1995 were $9.8 million, or 14%, below 1994 revenues of $69.9 million. Revenues from businesses discontinued in 1995 and 1994 decreased to $3.5 million in 1995 from $10.3 million in 1994, accounting for $6.8 million of the total revenue decrease. Revenues from continuing operations decreased $3.0 million, to $56.6 million in 1995 from $59.6 million in 1994, primarily due to a $3.1 million decrease in FGC and De-NOx system revenues. International revenues accounted for 78% of total revenues in 1995 compared to 60% of revenues in 1994.

     The decrease in FGC and De-NOx systems revenues in 1995 resulted from the absence of large contracts from domestic utilities. Confronted by increased competition developing from continuous Federal and state deregulation, the U.S. electric utility industry is in the midst of major restructuring with the result that order activity for domestic FGC systems has been declining in this marketplace.

     In addition, the air pollution control industry is in a period of relatively low activity between two compliance deadlines. Demand for domestic clean air products, including FGC and De-NOx systems, is principally driven by compliance with emission limits established by the Federal Clean Air Act Amendments in 1990. The Phase I Compliance deadline was January 1, 1995, and the Phase II Compliance deadline is January 1, 2000. Having met the Phase I requirements, many North American utilities will likely delay Phase II compliance actions until later in the decade.

     The Company's cost of revenues in 1995 totaled $51.5 million and represented 86% of revenues, compared to cost of revenues of $64.7 million at 93% of revenues in 1994. Approximately $11.3 million of 1994 cost of revenues relates to operations which were closed or cut back over the last two years, including Wahlco Power Products, Inc. ('WPPI'), Field Service Associates, Inc. ('FSA'), Exergetic Systems, Inc. ('ESI') and Wahlco Engineered Products, Pty. Ltd. (Australia). When these operations are excluded, the percentage of cost of revenues to total revenues is 86% and 89% in 1995 and 1994, respectively.

     In 1995, cost of revenues as a percent of revenues decreased primarily due to lower costs on De-NOx contracts and the absence of high costs on a large domestic 1994 FGC contract. In addition, closing the Puerto Rican manufacturing facility and transferring FGC production systems to California reduced duplicate factory overhead costs and lowered unit production costs.

     During 1995, the Company continued its cost reduction program which commenced in 1992. As a result, selling, general and administrative ('SG&A') expense, before restructuring charges and intangible write-downs, declined from $21.4 million in 1994 to $19.1 million in 1995. SG&A expense, as a percent of revenues, before restructuring charges and intangible write-downs was 32%, in 1995, 31% in 1994 and 30% in 1993. As a result of the cost reduction program, the number of employees declined to 423 at December 31, 1995, down from 508 and 814 at the end of 1994 and 1993, respectively.

     During the third quarter of 1995, the Company released restructuring accruals totaling approximately $590 thousand, primarily related to strategic actions no longer under consideration by management. The reserves had been provided for 1993 and 1994 for the closing of facilities used in international operations and associated severance. After review, management deemed these reserves unnecessary.

     During the fourth quarter of 1995, management evaluated the value of goodwill remaining on the Company's books at Wahlco, Inc. and Pentney in the U.K. As a result of this analysis, which involved a forecast for each business and the discounting of future cash flows, the goodwill at Wahlco, Inc. and Pentney, which totaled $1.8 million and $634 thousand, respectively was written off.

     Subsequent to the write-off of goodwill, the Company adopted the provisions of FAS 121, effective December 31, 1995. No additional write-downs of assets was required under FAS 121 in 1995. (See Note 1 to Consolidated Financial Statements)

     The Company was unable to book a tax benefit against 1995 losses prior to June 6, 1995, the date WESAC purchased SDG&E's 81 percent stock interest in the Company, since the tax sharing agreement with SDG&E limited the Company's reimbursements for tax credits and losses which the Company would be entitled had it filed separate income tax returns.

     Subsequent to the closing of the WESAC transaction on June 6, 1995, and after the deferred tax liabilities were recorded, the Company provided tax benefits of $3.0 million against losses from domestic operations.

LIQUIDITY AND CAPITAL RESOURCES

     The Company had a negative cash flow from operating activities in 1996 of $4.1 million compared to a negative cash flow of $10.3 million in 1995. The negative cash flow in 1996 resulted from the net loss of $10.8 million, partially offset by reductions in working capital, principally accounts receivable and inventories. The negative cash flow in 1995 resulted primarily from the net loss of $11.4 million reported in that year. In 1996 and 1995, the Company funded its operating cash flow deficit through borrowings from its 81% stockholder, WESAC, and its primary bank, as described below.

     The Company had a working capital position of $5.2 million at December 31, 1996 compared to working capital of $12.7 million at December 31, 1995. The decrease in working capital reflects a $5.0 million reduction in accounts receivable and a $4.6 million decline in inventories, due to the lower level of production and revenues in 1996 compared to 1995, and contract adjustments and operating losses in 1996. Working capital improved in 1995 principally due to the contribution to capital of approximately $20 million of short-term debt owed by the Company to PDC as part of the WESAC transaction. (See Note 1 to the Consolidated Financial Statements).

     As a security for performance and advances on long-term contracts, the Company is contingently liable in the amount of $1.3 million at December 31, 1996 under standby letters of credit of which $1.1 million are fully secured by restricted cash and marketable securities.


     Capital expenditures in 1996 totaled $402 thousand compared to $648 thousand in 1995. Approximately $155 thousand was spent on additions to the rental equipment inventory at Treste Plant Hire Ltd. Another $48 thousand was spent to expand the Treste facility. The balance of the capital expenditures were for a variety of production equipment and certain building improvements.

     On October 25, 1996, the Company's loan and security agreement with Silicon Valley Bank was modified, so that (i) the maturity date was extended to May 1998, and (ii) the interest rate on funds borrowed by the Company was reduced from about 11% to about 5.5%, since WESAC deposited cash collateral equivalent to the funds borrowed with Silicon Valley Bank. As part of the loan and security agreement in October 1995 and the renegotiation in October 1996, the Company issued warrants to SVB to purchase 175,000 shares of the Company's Common Stock at $2.29 per share, which warrants expire on October 26, 2000.

     On August 28, 1996, the Company reached an agreement with WESAC, pursuant to which WESAC agreed to lend the Company up to $1.6 million. The loan bears interest at an annual rate of 13%, and is secured by all of the assets of the Company. Interest and a commitment fee of $32,000 have been paid in kind and added to principal. In further consideration for making the loan, the Company agreed to issue to WESAC or its designee five year warrants to purchase the Company's common stock as the funds are drawn down. Each warrant covers the number of shares of common stock equal to the quotient of (i) the dollar amount of the draw down divided by (ii) $0.47, the approximate closing price of the common stock on August 16, 1996. The warrants become exercisable on issuance at $0.47 per share. The Company had drawn $1.5 million against this loan as of December 31, 1996, and issued warrants covering 3,404,255 shares of common stock to four WESAC partnerships which provided the funding. The loan matured on January 1, 1997 but was extended as described below.

     WESAC extended the maturity of the August 1996 $1.6 million facility and the existing Silicon Valley Bank loan. Both facilities mature in May 1998. WESAC also agreed to provide the Company with a new $2.4 million standby line of credit.

     As of March 31, 1997, the Company had not drawn the remaining $100 thousand available under the August 1996 term loan or any funds on the $2.4 million line.

BACKLOG AND BOOKINGS

     Backlog at December 31, 1996 was $23.9 million compared to $20.6 million at December 31, 1995. FGC system backlog increased to $5.2 million at December 31, 1996 from $3.1 million at the end of 1995. Backlog is unaudited and is defined as work for which the Company has entered into a signed agreement or has received a requisition or purchase order. Approximately $3.9 million of the December 31, 1996 backlog is scheduled for delivery after December 31, 1997. Historically, substantially all of the Company's backlog has resulted in completed contracts.

EFFECTS OF INFLATION; OTHER COST INCREASES


     Management does not believe that inflation has had a material effect on operations during the past several years. However, the Company experienced significant stainless steel price increases on one large contract in Southeast Asia in 1995 and 1996. Increases in labor, materials and other operating costs could adversely affect the Company's operations, if the Company is unable to raise its prices to cover the increases.

FOREIGN CURRENCY TRANSLATION

     A substantial portion of the Company's assets are outside of the United States and are subject to fluctuation in exchange rates. The foreign currency translation adjustment to the Balance Sheet at December 31, 1996 was $2.0 million (net of tax) compared to $2.5 million as of December 31, 1995.

CAUTIONARY STATEMENT


     The foregoing discussion under the heading 'Management's Discussion and Analysis of Financial Condition and Results of Operations' contains various 'forward looking statements' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and represent the Company's expectations or beliefs concerning future events, including the following: Statements regarding increasing competition from other manufacturers of FGC equipment; statements regarding compliance methods other than FGC systems such as coal blending, environmental credits, etc.; statements regarding the timing of demand for clean air products under Clean Air Act Phase II deadlines; statements regarding the adequacy of the Company's cash provided by internally generated funds and outside borrowings. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those projected by the Company, including, but not limited to, the following: change in emphasis regarding compliance of existing clean air legislation under a new administration; changing governmental regulations or legislation; development of alternative compliance technologies; and emergence of new competitors as Phase II of the CAA deadlines draw closer. Future results actually achieved thus may differ materially from historical results and/or from Company forecasts.


                              CERTAIN TRANSACTIONS

COMPONENTS OF THE CONVERSION DEBT

     The Conversion Debt will be approximately $11,606,000 (including interest) as of March 31, 1998 and consists of the principal amount of, and all accrued but unpaid interest on, (i) the Company's $4,900,000 Note dated May 15, 1995 issued to WESAC, (ii) the $2,000,000 1995 Term Loan dated July 28, 1995, (iii) the Company's 15% Note in the amount of $150,000 dated May 9, 1996 issued to WESAC (the 'Fee Note'), and (iv) $1,500,000, the amount drawn down under the 1996 line of credit provided by WESAC on August 28, 1996 (the '1996 Line of Credit'). The proceeds of the Conversion Debt were used for working capital and other general corporate purposes. Interest payable by the Company to Wexford (except on the Fee Note) is accrued and added to principal monthly or quarterly, on interest payment dates. See 'PLAN OF FINANCIAL RESTRUCTURING--1998 Credit Agreement.'

ORIGIN OF THE CONVERSION DEBT


     In 1995, WESAC loaned to the Company $4,900,000, as evidenced by the Company's 13% Note dated May 15, 1995, and $3,000,000 under the 1995 Term Loan, of which $1,000,000 was repaid in 1995. In 1996, WESAC loaned to the Company $1,500,000, which the Company drew down under the 1996 Line of Credit. WESAC also received a note dated May 9, 1996 in the principal amount of $150,000 as a fee for pledging approximately $2,000,000 in cash to secure the SVB Loan. The foregoing obligations, together with accrued and unpaid interest thereon, are currently outstanding and constitute the Conversion Debt. Pursuant to the Restructuring Agreement, the Company's right to make further borrowings under the 1996 Line of Credit will be terminated.


1998 CREDIT AGREEMENT


     In connection with the Restructuring Plan, the Wexford Funds have agreed, pursuant to the 1998 Credit Agreement, to make available to the Company a $3,000,000 line of credit (the 'Tranche A Line') until the Closing Date. Any borrowings by the Company under the Tranche A Line (the 'Tranche A Loans') will be due and payable upon the Closing Date and will be repaid from the net proceeds of the Rights Offering after the repayment of cash borrowings under the SVB Loan and payment of the fees and expenses incurred in connection with the Restructuring Plan; provided, however that to the extent such net proceeds are insufficient to repay the Tranche A Loans in full, the maturity of any unpaid Tranche A Loans will be extended until December 31, 2000. See 'USE OF PROCEEDS.' On the Closing Date, the Wexford Funds will make an additional $2,500,000 of loans (the 'Tranche B Loans') available to the Company, to be due and payable on December 31, 2000. All loans by the Wexford Funds pursuant to the 1998 Credit Agreement will bear interest at the rate of 13% per annum and will be secured by a first priority perfected lien on the assets of the Company. If and to the extent that the Company borrows under the Chase Facility on or after January 30, 1998, the Company's availability under the Tranche A Line (prior to the Closing
Date) or the Tranche B Line (after the Closing Date) will be reduced dollar for dollar by the amount of such borrowings. The Company anticipates that it will need to draw $2.5 million as Tranche A Loans prior to the Closing Date.


     In February 1997, the Wexford 1995 Funds established and guaranteed the Chase Facility to provide short-term financing for companies owned by the Wexford 1995 Funds, including the Company. The Chase Facility had a funding capacity of approximately $3.8 million at September 30, 1997, against which the Company was account party on letters of credit totaling approximately $2.3 million and had drawn $750,000 for working capital. In December 1997, the Chase Facility was increased to a total of $5.5 million. In November 1997, the Company borrowed an additional $400,000 for working capital and, in December, drew an additional $500,000 bringing total cash borrowings under the Chase Facility to $2.65 million at December 31, 1997. Before making each loan or issuing each letter of credit, Chase advises the Company of the terms applicable to such loan or letter of credit. The current borrowings bear interest at an average rate of annual 9.5%. Under the Chase Facility, the Company may also request that Chase issue letters of credit for the benefit of the Company, which Chase may issue in its sole discretion. At December 31, 1997, Chase had issued approximately $2.8 million of letters of credit for the benefit of the Company. Letters of credit issued under the Chase Facility do not reduce availability under the Tranche A Line or the Tranche B Line. The Company plans to use the Chase Facility for letters of credit and bank guarantees, as well as loans to the extent the terms offered are advantageous to the Company. The Company believes that the Chase Facility supplements the 1998 Credit Agreement, and that the combined facilities are at least as advantageous to the Company as available alternatives lacking credit support from the Wexford Entities. See 'PLAN OF FINANCIAL RESTRUCTURING-- 1998 Credit Agreement.'

WARRANTS


     As additional consideration for the 1996 Line of Credit provided by WESAC to the Company, the Company has issued to WESAC'S designees, namely, four limited partnerships managed by Wexford that funded the loans, five year warrants to purchase, for $.47 per share (the approximate closing price per share of Common Stock of the Company on the NYSE on August 16, 1996), 3,404,255 shares of Common Stock of the Company. The Warrants contain standard anti-dilution provisions, which will become effective as a result of the Restructuring Plan. At the request of the Company, to reduce overall transaction expenses, the WESAC Debt Conversion will occur after the Rights Offering and the Reverse Stock Split. As a result, the Company and Wexford agreed to apply the anti-dilution formula contained in the Warrants as if the WESAC Debt Conversion occurred as part of the Rights Offering. The adjustments to the exercise price and the number of such warrants are dependent on the average market price for the Common Stock for the 30 trading days prior to the commencement of the Rights Offering. Because the market price of the Common Stock at a future time cannot be known at this time, the Company cannot now determine the adjustments to the exercise price and number of such warrants. After the Reverse Stock Split, the exercise price of such warrants will be multiplied by ten (10) and the number of warrants will be divided by ten (10).

WEXFORD FEE


     As compensation for its assistance to the Company in planning, formulating and implementing the Rights Offering and other related transactions described in this Prospectus/Proxy Statement, including the Wexford Debt Conversion, after the Rights Offering is completed the Company will pay to Wexford Management LLC, or an affiliate designated by Wexford Management LLC, a fee of $100,000. The Company will also pay the Stand-by Purchasers a fee of $100,000 in the form of shares of Common Stock. See 'PLAN OF FINANCIAL RESTRUCTURING--Rights Offering' and 'CERTAIN TRANSACTIONS--Stand-by Purchase Commitment Fee.'



STAND-BY PURCHASE COMMITMENT FEE

     The Wexford 1995 Funds, as the Stand-by Purchasers, have agreed to purchase, at the Subscription Price, all Unsubscribed Shares under the Rights Offering (the Stand-by Commitment). As compensation for the Stand-by Commitment, the Company has agreed to pay the Stand-by Purchasers a fee of $100,000 in the form of shares of Common Stock, upon consummation of the Restructuring Plan. See 'CERTAIN TRANSACTIONS--Stand-by Purchase Commitment Fee.'


     The Board of Directors of the Company determined that a Stand-by Purchasers' fee of 549,752 pre-split shares, equal to 54,975 post-split shares, for an implicit price per share of $0.1819 pre-split or $1.819 post-split represented a fair and reasonable fee for providing the Stand-by Commitment. In determining how to value the shares of Common Stock to be issued to the Stand-by Purchasers, the Board used a weighted average formula, which assumed a Public Stockholder fully exercised his or its Rights, or eight Rights per share at $0.10 per share, averaged with one share at $.8375 (average of the closing price per share of Common Stock on the New York Stock Exchange for the twenty days ended October 10, 1997). That formula produced the following result, eight shares at $.80 plus one at $.8375, for nine shares for a total of $1.6375 or $.1819 per share pre-split, which was the per-share valuation for the Common Stock to be issued to the Stand-by Purchasers as their fee.


     The Stand-by Purchasers may only purchase at the $.10 per share Subscription Price to the extent that Public Stockholders elect not to exercise those Rights, and that purchase will accomodate the Company's ineterst in reliably knowing in advance the proceeds of the Rights Offering.

                                    BUSINESS

THE COMPANY

     The Company ('WES') is a Delaware corporation with its principal executive offices located at 3600 West Segerstrom Avenue, Santa Ana, California 92704 (telephone number (714) 979-7300). Unless otherwise indicated, the term 'Company' or 'WES' refers to WES and its consolidated subsidiaries.

     The Company designs, manufactures, and sells combined cycle gas turbine products, metallic and fabric bellows, air pollution control equipment, and related products and services to electric utilities, independent power producers, cogeneration plants, and industrial manufacturers worldwide. The Company also provides mechanical plant installation services and rents associated equipment to users in the U.K. The Company operates through several subsidiaries which focus on specific geographical regions or products. These entities, located primarily in the United States and the U.K., are coordinated through common corporate management.

     The Company was formed in 1990 by Pacific Diversified Capital Company ('PDC'), a wholly-owned subsidiary of San Diego Gas & Electric Company ('SDG&E'), for the purpose of acquiring and operating Wahlco, Inc. ('Wahlco'), at that time a wholly-owned subsidiary of PDC. In May 1990, the Company issued 3,389,000 shares of common stock in its initial public offering. Upon the completion of the public offering, PDC's ownership interest in the Company was approximately 81%.

     On June 6, 1995, PDC sold to WES Acquisition Corp., an affiliate of Wexford Capital Corporation ('WESAC'), its 81% stock interest in the Company.

     On March 30, 1990, the Company acquired all of the capital stock of Bachmann Companies, Inc. ('Bachmann'), which designs, manufactures and sells gas flow diverters, dampers, and expansion joints used by electric utilities and other industrial companies.

     On August 8, 1991, WES acquired all the outstanding shares of stock of Teddington Bellows Ltd. ('Teddington'), which manufactures specialized high performance metallic expansion joints. Teddington's customers include power generation, petrochemical, automobile, construction, and steel companies.

     On August 17, 1991, the Company acquired substantially all of the Metro-Flex Group (now called Wahlco Engineered Products Ltd.), headquartered in Baar, Switzerland, and Pentney Engineering Ltd. ('Pentney'), and Treste Plant Hire Limited ('Treste') headquartered in Chesterfield, England. Wahlco Engineered Products, Ltd. ('WEP Ltd.'), now located at the Pentney facilities in Chesterfield, England, designs and markets gas flow diverters and dampers for electric utility and industrial power plant exhaust systems. Pentney manufactures products for WEP Ltd. and also provides hydraulic equipment, pipework, and general metal fabrication.

     In June 1995, the Company formed a division of Wahlco to identify and develop products designed for the destruction of volatile organic compounds ('VOCs'). In November 1995, the division signed a license agreement with LTG

Lufttechnische GmbH ('LTG') to sell and manufacture a line of products for the reduction and control of VOCs in the United States, Canada and Mexico. LTG is located in Stuttgart, Germany and designs, manufactures and sells a broad line of catalytic and thermal VOC and odorant oxidizers.

DESCRIPTION OF THE BUSINESS

     The Company's business is operated through its subsidiaries:

     Wahlco Engineered Products, Inc. (U. S.) (formerly Bachmann Industries, Inc.) designs, manufactures and sells gas flow diverters, dampers and fabric and metallic expansion joints used by electric utilities and other industrial companies.

     Wahlco Engineered Products, Ltd. (U.K.) (formerly Metro-Flex UK, Ltd.) designs and sells gas flow diverters which control and direct the flow of gases from a gas turbine exhaust to a waste heat recovery boiler in a gas-turbine combined-cycle power-generation plant.

     Pentney Engineering Ltd. (U.K.) provides mechanical pipework and plant installation, hydraulic equipment manufacture, and general fabrication to WEP Ltd., utilities and industrial companies.

     Teddington Bellows Ltd. (U.K.) designs, manufactures and sells specialized high performance metallic expansion joints for industrial and utility applications.

     Wahlco (U.S.) designs, manufactures, sells, leases and services equipment used by electric utilities and others to reduce and control air pollution. Wahlco's products and services include flue gas conditioning systems, Nitrogen Oxide ('NOx') reduction systems, and industrial electric heaters and thermocouples. In addition, through its license agreement with LTG, Wahlco manufactures and sells catalytic and thermal oxidizers to control and reduce VOCs.

     Treste Plant Hire, Ltd., rents mechanical equipment to the United Kingdom construction industry.

PRODUCTS AND SERVICES

     The Company's products are sold in the coal-fired utility after-boiler market, the gas-turbine power-generation market, the market for elimination of volatile organic compounds and other industrial markets.

DAMPERS, DIVERTERS, EXPANSION JOINTS, PIPING SYSTEMS, HYDRAULIC EQUIPMENT AND OTHER SERVICES

     Gas flow diverters divert the flow of exhaust gases from gas turbines either to the atmosphere via stack or to a boiler for steam production. The steam produced is principally used for power generation by steam turbines (combined cycle). In some cases, the steam is used as process steam in district heating systems, water desalination, or operations such as liquefying oil to assist in its extraction from the ground (co-generation). Gas flow diverters are supplied to the power generation industry, industrial power plant systems, and similar process industries of gas type isolation equipment. Diverters are sold to customers in Europe, Southeast Asia, the Far East and the United States.

     Dampers control the flow of air and gas by directing, throttling and/or channeling air and gas through a single path. They are used by power generating utilities, petrochemical plants, refineries, chemical plants, cement plants, paper and steel mills, and other industrial companies.

     Expansion joints are produced from various fabrics and metals, in a variety of configurations, and are used with diverters and other ducting systems. These products are provided to a wide range of industries.

     Metallic expansion joints are installed in liquid and gas piping, pressure systems and exhaust systems in the chemical, petrochemical, utility power generation, aviation, nuclear, ship building, heating and other general industries. Expansion joints are used primarily to counteract the negative effect of the expansion and contraction of pipes and ducts caused by extreme temperature changes from a production process such as electric power production and petroleum refining.

     In 1995 and 1996, only a small portion of these businesses was driven by environmental regulation.

     Warranties. Warranties for the Company's products generally average from 12 to 24 months from the date of sale and provide for the repair or replacement, without charge, of any parts found to be defective in material or workmanship under normal and proper use (except wear and tear from abrasion or corrosion). The Company believes that the useful life for this group of products ranges from 3 to 20 years under normal and proper use.

FGC SYSTEMS, HEATERS AND THERMOCOUPLES, AND RELATED PRODUCTS AND SERVICES (20% OF 1996 REVENUES; 22% OF 1995 REVENUES)

     Flue Gas Conditioning ('FGC') Systems. The Company is the leading provider of FGC systems worldwide. The FGC business is principally driven by environmental regulations that require electric utilities to meet certain emissions standards for particulate matter and sulfur oxides.

     To comply with these regulations, many utilities previously burning high sulfur coal have switched to low sulfur coal. While the conversion from high sulfur to low sulfur coal enables utilities to meet existing sulfur oxide emissions standards, the conversion generally results in an increase in particulate emissions. FGC systems increase the collection efficiency of electrostatic precipitators ('ESPs'), which abate particulate (fly ash) emissions. The Company's FGC technologies include sulfur trioxide, ammonia and dual conditioning (both sulfur trioxide and ammonia conditioning). FGC systems may be installed on existing or new ESP's.

     The ability of Wahlco's customers to purchase low sulfur coal economically is an important factor in the continuing demand for Wahlco's FGC business. Experts in the field of coal resources expect this trend to continue. Originally, low sulfur coal was thought to be more difficult to obtain and transport when planning for the Clean Air Act began in the early 1990's.

     Rental Units. The Company rents FGC test systems to its customers to demonstrate that the technology will reduce particulate emissions sufficiently to comply with regulations.

     Service Agreements. The Company has, from time to time, entered into maintenance agreements of varying terms and conditions under which it maintains systems purchased by its customers.

     Nitrogen Oxide ('Nox') Reduction Systems. The Company's Staged NOx Reduction System ('SNRS') relies on two NOx reduction technologies: selective non-catalytic reduction ('SNCR') and selective catalytic reduction (SCR). The system uses the customer's existing air heater to further reduce NOx emissions. The air heater SCR process is covered by U.S. and foreign patents owned by the Company. The Company has a joint marketing agreement for SNRS with Nalco Fueltech, a leading player in the supply of SNCR systems.

     Heaters And Thermocouples. Thermocouples are heat-sensing devices used in conjunction with a temperature controller or indicator to convert an electrical signal to a temperature readout. The Company's electrical heaters include: (l) tubular heaters for plastic injection molding and extrusion, pipe heating and die heating; (2) immersion heaters for heating liquids in the chemical and process industries; (3) duct heaters for heating large quantities of air or gas passing through ducts; (4) tubular elements for specialty heating applications; and (5) silicone rubber heaters for drum and tank heating used for food processing, medical equipment and other applications.

     Volatile Organic Compound ('VOC') Control Systems. Under a license agreement with LTG Lufttechnische GmbH covering the U.S., Canada and Mexico, the Company manufactures a full line of thermal and catalytic oxidizers to control and destroy VOCs. VOCs are an inherent by-product of many industrial processes, but the emission of these hazardous compounds to the atmosphere is limited under current state and federal regulations stemming from the 1990 Clean Air Act Amendments Titles I, III and V.

     Warranties. Warranties for FGC and VOC systems generally provide for the repair or replacement, without charge, of any parts found to be defective in material or workmanship under normal and proper use (excepting wear and tear from abrasion or corrosion) within 18 months from the date of shipment or 12 months from the date of initial operation, whichever occurs first. In addition, under certain circumstances, the Company guarantees that proper operation of its FGC and VOC systems will not exceed certain effluent opacity or emission levels over an initial acceptance period.

     Warranties for heaters and thermocouples generally provide that the Company will repair or replace, without charge, any parts found to be defective in material or workmanship under normal and proper use (excepting wear and tear from abrasion or corrosion) within 12 months from the date of sale. The Company believes the useful life of each of these products exceeds five years under normal and proper use.


PATENTS AND TRADEMARKS

     The Company holds 24 U.S. patents and corresponding foreign patents and/or applications. Existing patents expire between 1999 and 2015. Although initially enhanced by its patent rights, the Company believes its ability to compete effectively in the FGC market depends primarily upon its engineering, scientific and technological expertise and its reputation for successful installations. This includes a database of information relating to coal and ash analysis and precipitator size and operating conditions. In addition, the Company has competed successfully in the sale of its sulfur dioxide-based and ammonia conditioning systems, which are not protected by patents, and in the sale of its sulfur-burning FGC systems in foreign countries in which it does not have significant patent protection.

     During 1996, the Company was awarded four new U.S. patents covering different approaches to environmentally beneficial 'In-duct gas conditioning' which the Company believes could become an important FGC technology. Foreign patent applications for this technology are in progress.

     In May 1992, the Company acquired from L&C Steinmuller GmbH three U.S. and a number of corresponding foreign patents which broadly cover the core component of Wahlco's entry into the market for the control of NOx emissions.

     The Company holds several U.S. and foreign patents, relating to dampers, diverters and expansion joints, which expire between 1998 and 2015. In addition, a number of applications are pending, for some of which patent grants are imminent. As these patents and applications relate to a diverse range of products, and because the Company's business is more dependent upon the engineering quality of the Company's products, the Company does not view its success as dependent upon any single patent.

     Dampers, diverters, expansion joints and related services are marketed under the trademarks or tradenames 'WAHLCO,' 'METRO-FLEX,' and 'TEDDINGTON.'

RESEARCH AND PRODUCT DEVELOPMENT

     Expenditures for research and product development were approximately $277 thousand in 1996 and $460 thousand in 1995. The Company's research and development activities are substantially augmented by the knowledge gained through custom engineering provided for individual customers.

     The Company has an ongoing program to improve its products. As examples, its research efforts have resulted in the development of FGC process improvements, development of high efficiency catalysts, improvements to heat exchange surfaces, NOx reduction systems, a heat transfer testing facility, and a sophisticated database containing information relating to coal and ash analysis for sizing and improving the performance of electrostatic precipitators, and precipitator size and operating conditions.

MARKETING


     The Company markets its products, technologies and services to electric utilities and industrial customers worldwide. The principal export markets for the Company's products are Asia, Europe and Canada. (See Note 13 to Consolidated Financial Statements.)

     The Company has a dedicated sales force for each subsidiary, managed under common corporate control. Coordination among these groups has aided the development of relationships and future business prospects for all products.

     Since January 1997, Wahlco's sales organization has been headquartered in Santa Ana, California. A sales manager oversees approximately 40 independent sales representative organizations in North America that sell to utility customers and industrial customers, primarily in the steel, cement, pulp and paper and related process industries. The international sales function operates through a network of 42 representatives in 57 countries in Africa, Asia, the Pacific Rim, the Caribbean, Europe, the Middle East, and Central and South America. In addition to this sales organization, Wahlco markets its products through sales and/or service offices located in California, and Illinois.

     Wahlco's FGC marketing efforts are targeted primarily at coal-fired power plants operated by electric utilities. Repeat business for FGC systems is limited because individual customers typically have a small number of electrostatic precipitators and because FGC systems operate for many years without the need for replacement.

     In recent years, Wahlco has increased its international marketing efforts for FGC systems. While U.S. environmental regulations, mandating lower emissions levels for power generating plants, have been in place for several years, many other countries have not yet adopted or enforced strict regulations aimed at reducing emissions from coal fired power plants. Wahlco believes that Asia, Europe, and Africa, may enact stricter regulations to control power plant emissions. It is impossible to predict with certainty, however, whether such regulations will be enacted or, if enacted, enforced, or the effect of such regulations upon the Company's business.

     Wahlco has developed a proprietary staged NOx reduction system ('SNRS') that provides gas and coal-fired utilities with a modular, economic solution to NOX removal. To increase market penetration, the Company is working with Nalco Fueltech, a significant participant in NOx reduction, to jointly market the staged reduction technique using the Company's patented heater basket technology.

     Wahlco's marketing activities for the VOC control product line are similar to those for the FGC product line. A sales manager oversees a network of independent sales representative organizations in the United States, Mexico and Canada. VOC and FGC sales representatives do not generally overlap because the VOC market addresses a different industrial base. During 1996, the primary VOC control markets in the U.S. were wood products, semiconductor manufacturing, printing/coating, surface finishing, metal decorating and chemical processing.

     Marketing and sales for Wahlco Engineered Products, Inc. ('WEP, Inc.') is based in Lewiston, Maine and focuses on customers in the power, pulp & paper, cement, metals, and petro-chemical industries in North, Central and South America through a network of approximately 28 independent sales representative organizations.

     WEP, Inc. also markets dampers and expansion joints to customers in Europe and Asia through a network of 18 independent sales representative organizations in Europe and Asia. In addition, WEP, Inc. sell diverters to U.S. based customers for projects in Europe and Asia.

     WEP Ltd.'s products are marketed internationally by 28 direct and independent sales representatives in 34 countries. Sales, engineering and technical support are performed from the Chesterfield, U.K. facility.

     Teddington uses 10 of its own and several of the Company's international sales and marketing representatives.

CUSTOMERS

     No customer accounted for more than 10% of the Company's revenues in 1996. (See Note 13 to Consolidated Financial Statements).

RAW MATERIALS

     The materials used in the production of the Company's product lines are generally available through a number of sources, and the Company does not anticipate difficulty in obtaining the materials and components used in its operations. Most of the materials used by the Company are ordered to a number of standards, including ASME, ASTM and DIN.

     Certain materials and components must withstand extreme operating conditions and because only relatively few component suppliers consistently meet necessary specifications, the Company purchases from a limited number of suppliers. Generally, the Company has not experienced difficulty in obtaining the necessary materials and components and has several alternative sources of supply.

     Pentney, Teddington and WEP Ltd. have achieved ISO 9000 standards. The remaining subsidiaries continue to work toward achieving ISO 9000 accreditation or equivalent standards.

COMPETITION

     Wahlco, Inc. competes primarily on its engineering, scientific and technological expertise. Wahlco believes that its past performance record of approximately 450 installed systems is a benefit in dealing with its customers. Wahlco bases its belief with respect to the performance record of its FGC systems on its ongoing communications with customers for which it has installed such systems.

     Since 1990, Wahlco's domestic FGC business has experienced increased price competition as domestic utilities attempted to reduce the overall costs of compliance with state and federal regulations. Several smaller domestic manufacturers including Chemithon, Inc. and Wilhelm Environmental Technologies,

Inc., have been successful in securing some FGC contracts.

     As a result of price competition, Wahlco has experienced a decline in market share and in overall FGC margins. During the period 1993-1996, Wahlco confronted competitive pricing pressures by reducing certain engineering and manufacturing costs and by reconfiguring various products to better meet customer demand. Based upon internal market information, the Company believes that Wahlco still continues to be the leading provider for FGC systems in the United States and maintains a strong market position internationally.

     Since there are several alternatives to FGC systems, Wahlco faces substantial competition from companies providing devices which reduce particulate emissions generally without the need for FGC systems. Examples of such devices are scrubbers, certain ESPs, and baghouses. Numerous factors may be considered by an electric utility in determining whether to install FGC systems or an alternative technology to achieve compliance. These include the amount of initial capital expenditures, issues and policies related to fuel sources, related on-going operating and maintenance costs, availability and associated costs of low and/or high sulfur coal, the particular emission standards applicable to the public utility, and the value of any credits or allowances which may be available.

     One of the largest factors affecting the market and its competitive nature has been the utilities' strategy to postpone adding FGC and other compliance equipment by blending coals. Utilities have mixed high and low sulfur coal or burned low sulfur coal containing enough sulfur content to reduce sulfur emissions without impairing the effectiveness of the particulate control devices.

     Wahlco faces substantial competition with respect to its thermocouple and electrical heater products and serves a relatively small portion of the total market. In addition to a few large companies which market such products nationally, there are also several regional suppliers which compete with Wahlco. In establishing a market niche, Wahlco targets customers requiring specially engineered and customized products.

     The Company's line of products to control VOC's compete with products from numerous competitors. Products are customized for particular applications, and companies compete based on design and engineering capabilities as well as installation and on-site reliability.

     WEP, Inc. faces significant competition in the sale of its dampers, diverters, and expansion joints. Although these products are differentiated by design, sophistication, reliability, and customer service, many purchasing decisions are made on the basis of price and delivery.

     WEP Ltd. continues to win a significant share of the international market for gas flow diverters. Pentney, Treste and Teddington complete in the U.K. construction market which has been somewhat depressed during the last two years. The recent strength of the U.K. pound has adversely affected the U.K. market. Recent problems in Southeast Asian markets will have some negative effects on sales of the Company's products to that region.


     WEP, Inc. and WEP, Ltd. believe that, as a group, they command a significant share of the global market for gas flow diverters and dampers. Significant competitors in this market include Rappold, Braden, Effox, and Stober & Morlock. Domestically, WEP, Inc. faces competition in the damper market from Effox, American Warming & Ventilating, ACDC, DDI, and others. In the expansion joint market, WEP, Inc. competes with Pathways, EJS, Senior Flexonics, Badger, and others.

GOVERNMENTAL REGULATION

     Although the Company's manufacturing operations are subject to environmental regulations governing the discharge of pollutants, compliance by the Company with these environmental regulations has not had, and is not anticipated to have, a material effect on the capital expenditures, earnings or competitive position of the Company.

     Certain of the Company's business is dependent upon government regulation of air pollution at the federal, state, local and foreign levels. In the United States, the Federal Clean Air Act ('CAA') (which was amended in 1990 to impose stricter requirements for emissions), and the associated federal and state regulations largely determine the size and timing of the investments the Company's customers make in pollution control equipment. Clean air legislation in the United States requires compliance with ambient air quality standards and empowers the Environmental Protection Agency ('EPA') to establish and enforce limits on the emission of various pollutants. The states have primary responsibility for implementing these standards and, in some cases, have adopted more stringent standards than those adopted by the EPA.

     Several factors have negatively impacted the air pollution control equipment marketplace since the passage of the CAA Amendments in 1990. There was a general increase in competition and an associated decrease in unit prices. These factors combined to erode gross margins. Weakness in general business conditions and changes specific to utility industry customers, such as the availability of emission credit trading, caused many air pollution control equipment customers to reevaluate or postpone capital equipment decisions. As an example, the market for FGC equipment plunged almost 70% in 1992. Many of the Company's customers were able to meet January 1, 1995 (Phase I) compliance requirements by blending coal, using environmental credits, derating plants, and other methods rather than by purchasing FGC equipment.

     The Company's air pollution control businesses are driven, in part, by environmental regulations in the United States and in other countries that are broad in scope and extremely complex. Their impact on the company's sales will depend variously upon the interaction of the stringency of the regulations; application to the Company's specific technologies; implementation and enforcement of the regulations; and the legal and political interplay among states and between states and the federal government. New growth, new facilities, and additions to existing facilities will be subject to existing environmental regulatory standards, potentially increasing the available market for the Company's products. In international markets, especially in developing countries, additional economic factors and the stability of currencies play a role in the evolution of market development for the Company's products.

     In the United States, there are a number of regulatory initiatives proposed or promulgated that may have considerable impact on the Company's business. These include: new federal ozone and PM2.5 ('Particulate Matter') ambient standards; the EPA's Fall 1997 SIP ('State Implementation Plan') call for Nox compliance plans; the ACE ('Any Credible Evidence') Rule and the CAM ('Compliance Assurance Monitoring') Rule designed to increase enforcement and promote compliance; and numerous industry-based air toxics rules. Nox regulations and ozone standards, certain air toxics standards, and enforcement and compliance efforts are anticipated to impact air pollution control equipment markets in the short to medium term.

     The complexity of the rules and vigorous competition among vendors means there can be no assurance that vigorous enforcement of existing or proposed laws will increase demand for the company's products. There can be no assurance that enforcement will be vigorous, or that stringent rules will survive the interplay of legislation, rule-making and litigation challenging rules or the enforcement of rules.

EMPLOYEES

     At December 31, 1996, the Company employed 354 persons, of whom 250 were engaged in production and operations, 35 were engaged in engineering and scientific research, 36 were engaged in accounting and administration, 26 were engaged in sales, and 7 were in general management.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS

     Information about revenues, results of operations and identifiable assets by geographic areas and the amount of export sales for the periods indicated is set forth in Note 13 to Consolidated Financial Statements. The Company's operations outside the United States are subject to the usual risks and limitations attendant upon investments in foreign countries, such as fluctuations in currency values, exchange control regulations, wage and price controls, employment regulations, effects of foreign investment laws, governmental instability (including expropriation or confiscation of assets) and other potentially detrimental domestic and foreign governmental policies affecting U.S. companies doing business abroad.

                                   PROPERTIES

     The building which houses the Company's and Wahlco's headquarters located in Santa Ana, California, is occupied under a lease expiring July 31, 2001 at a rental of $42,000 per month. The building consists of approximately 28,000 square feet of office space and approximately 22,000 square feet of production space. Wahlco also owns a 5,000 square foot service/installation office located in Thornton, Illinois.

     Wahlco Engineered Products, Inc. is headquartered in Lewiston, Maine, in a 49,300 square foot facility owned by the Company, consisting of 12,000 square feet of office space, and 37,300 square feet of manufacturing area.

     Wahlco Engineered Products Ltd. operates from leased facilities in

Chesterfield, England aggregating to approximately 115,000 square feet. The facilities consist of 95,000 square feet of manufacturing space and 20,000 square feet of office space. Approximately 24,000 square feet of manufacturing space are subleased, which generates approximately $85 thousand per year. Lease payments required on these facilities total $360,000 per year. These lease payments, which are part of the purchase agreement when the Company purchased Pentney Engineering Ltd., are made to a company which is 50% owned by an officer of the Company and a previous co-owner of Pentney Engineering Ltd. Teddington owns and operates a 75,000 square foot facility in Swansea, Wales. In March 1993, the Company purchased the facility for approximately $227,000.

     The Company believes that its facilities are adequate for its current operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS

     The names and ages of the executive officers of the Company and the positions held by each during the last five years were as follows:

     C. Stephen Beal, 49, is the President and Chief Executive Officer of Wahlco Environmental Systems, Inc. Prior to joining Wahlco, as a result of the acquisition by the Company of Pentney Engineering, Ltd. in 1991, Mr. Beal served as Managing Director and joint owner of the Pentney Group since 1974. From 1991 to 1996, Mr. Beal served as President and CEO of the Company's Engineered Products Group.

     A. Noel DeWinter, 58, has been Vice President and Chief Financial Officer since October 1996 after serving as Vice President, Controller since March 1995. Mr. DeWinter served as Vice President, Finance from October 1991 to January 1992, and Chief Financial Officer from January 1990 to October 1991. From January 1992 to January 1994, he served at the Company's Lewiston, Maine subsidiary as Vice President, Finance.

     Barry J. Southam, 61, has served as Senior Vice President, Sales and Marketing, Wahlco, Inc., since March 1997. He served as Senior Vice President, International Sales and Marketing for the Company since September 1991. Prior thereto, he was Vice President of International Operations for Wahlco, Inc. for more than five years.

     The officers are elected annually by the Board of Directors each year at the first meeting following the Annual Meeting of Stockholders. There is no family relationship between any of the officers, directors or persons nominated to become a director. There were no arrangements or understandings between any officer and any other person pursuant to which he was elected as an officer.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth all compensation for the fiscal years ended December 31, 1996, 1995 and 1994, allocated or paid on or before December 31, 1996 to those who served as the Company's Chief Executive Officer during 1996 and to the other most highly compensated executive officers of the Company whose compensation exceeded $100,000 in 1996 and who were serving at the end of the 1996 fiscal year, for services rendered in all capacities to the Company and its subsidiaries:

                                                                                          LONG TERM COMPENSATION
                                                    ANNUAL COMPENSATION                ----------------------------
                                         ------------------------------------------     SECURITIES
                                                                       OTHER ANNUAL     UNDERLYING      ALL OTHER
                                                 SALARY      BONUS     COMPENSATION    OPTIONS/SARS    COMPENSATION
NAME AND PRINCIPAL POSITION              YEAR      ($)        ($)         ($)(2)       (NO. OF SH.)        ($)
--------------------------------------   ----    -------    -------    ------------    ------------    ------------
C. Stephen Beal(1)                       1996    212,497        -0-           -0-             -0-            307(3)
  President and Chief                    1995    186,117        -0-       145,282         529,470            348
  Executive Officer                      1994    147,220        -0-        46,808             -0-            731

James J. Ferrigan                        1996    158,089        -0-           -0-          15,008          1,663(4)
  Senior Vice President of               1995    162,081        -0-           -0-         175,000          3,703
  NOx Technologies, Wahlco, Inc.         1994    206,347        -0-           -0-             -0-          2,687
  (resigned December 1997)

Barry J. Southam                         1996    181,553        -0-           -0-          15,525          4,696(5)
  Senior Vice President of               1995    154,248        -0-        39,813         200,000          4,995
  Sales & Marketing (Wahlco, Inc.)       1994    150,136        -0-           -0-             -0-          3,930

                                                                                          LONG TERM COMPENSATION
                                                    ANNUAL COMPENSATION                ----------------------------
                                         ------------------------------------------     SECURITIES
                                                                       OTHER ANNUAL     UNDERLYING      ALL OTHER
                                                 SALARY      BONUS     COMPENSATION    OPTIONS/SARS    COMPENSATION
NAME AND PRINCIPAL POSITION              YEAR      ($)        ($)         ($)(2)       (NO. OF SH.)        ($)
--------------------------------------   ----    -------    -------    ------------    ------------    ------------
A. Noel DeWinter                         1996    101,276        -0-           -0-          59,500          1,132(6)
  Vice President and Chief               1995    120,328        -0-           -0-             -0-          2,231
  Financial Officer                      1994    110,472        -0-           -0-             -0-          1,141

Mark L. Plaumann(7)                      1996          *          *             *          50,000             --
  Former President

Henry N. Huta (8)                        1996    319,149        -0-           -0-             -0-          3,461(9)
  Former President and                   1995    263,288    377,216       170,387         882,450          3,795
  Chief Executive Officer                1994    247,122        -0-           -0-             -0-            731

------------------

(1) Mr. Beal was elected President and Chief Executive Officer in October 1996.

(2) Excludes perquisites and other personal benefits if the aggregate amount of such items of compensation was less than the lesser of either $50,000 or 10% of the total annual salary and bonus of the named executive officer.

(3) This amount consists of premiums paid on excess life insurance.

(4) This amount consists of premiums paid on excess life insurance ($361) and employer matching contributions under the Company's 401(k) Plan ($1,302).

(5) This amount consists of premiums paid on excess life insurance ($2,454) and employer matching contributions under the Company's 401(k) Plan ($2,242).

(6) This amount consists of premiums paid on excess life insurance ($199) and employer matching contributions under the Company's 401(k) Plan ($933).

(7) From May to October, 1996, Mr. Plaumann served as Chief Executive Officer (and a director) of the Company under a management agreement between the Company and his employer, Wexford Management LLC, an affiliate of WESAC. The Agreement initially provided for payment to Wexford of a management fee of $20,000 per month, which was subsequently increased to $30,000 per month. The Company did not make any salary or other payments to Mr. Plaumann for his services, but did grant him a stock option to purchase 50,000 shares of Common Stock in August 1996. See 'Option/SAR Grants Table,' below.

(8) Mr. Huta resigned as President and Chief Executive Officer in May 1996.

(9) This amount consists of employer matching contributions under the Company's 401(k) Plan.

OPTION GRANTS TABLE

     The following table sets forth certain information with respect to stock options granted to the executive officers named in the Summary Compensation Table, above, during 1996. All options have a term of ten years from the grant date, subject in certain cases to earlier termination if the optionee's employment terminates, except as noted. No SARs were granted during 1996.

                                                      INDIVIDUAL
                            --------------------------------------------------------------     POTENTIAL REALIZABLE VALUE
                              GRANTS                                                           AT ASSUMED ANNUAL RATES OF
                            NUMBER OF     % OF OPTIONS                GRANT                   STOCK PRICE-APPRECIATION FOR
                              SHARES       GRANTED TO                  DATE                          OPTION TERM(3)
                            UNDERLYING     EMPLOYEES      EXERCISE    MARKET    EXPIRATION    ----------------------------
NAME                         OPTIONS        IN 1996        PRICE      VALUE        DATE         0%        5%         10%
-------------------------   ----------    ------------    --------    ------    ----------    ------    -------    -------
C. Stephen Beal..........       None
James J. Ferrigan........     15,008(1)        5.92%       $ 0.49     $1.00      06/01/06     $7,654    $16,888    $30,938
Barry J. Southam.........     15,525(1)        6.12%       $ 0.49     $1.00      06/01/06     $7,918    $17,469    $32,004
A. Noel DeWinter.........      9,500(1)        3.75%       $ 0.49     $1.00      06/01/06     $4,845    $10,689    $19,583
Mark L. Plaumann.........     50,000(2)       19.72%       $ 0.49     $0.375     08/02/06        N/A    $ 6,041    $24,133
Henry N. Huta............       None

------------------
(1) These options vest in 12 approximately equal installments commencing April 1, 1996, but no vested shares may be exercised prior to April 1, 1997. The options expire on the earlier to occur of (i) April 1, 2006; (ii) three years after termination of employment for other than cause; and (iii) on the date of termination of employment if termination is for cause.

(2) This option vests in four equal installments on the first four anniversaries of the grant date and expires ten years from the grant date.

(3) The 'potential realizable value' is calculated based on the term of the option (ten years) at its date of grant. It is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual percentage rates, compounded annually, for the entire term of the option. However, the optionee will not actually be able to realize any benefit from the option unless the market value of the Common Stock is in fact greater than the option price.

AGGREGATE OPTIONS HELD AT THE END OF 1996 FISCAL YEAR

     The following table sets forth certain information based on the fair market value per share ($0.375) of the Common Stock at December 31, 1996, the last day of the Company's 1996 fiscal year, with respect to stock options held at that date by each of the individuals named in the Summary Compensation Table, above. No SARs were held during 1996 and none is now held by any of such persons. The 'value' of unexercised in-the-money options is the difference between the market value of the Common Stock subject to the options at December 31, 1996 and the exercise price.

     During 1996, no options were exercised by any of the executive officers named in the Summary Compensation Table above.


                                                              NUMBER OF SHARES UNDERLYING         VALUE OF UNEXERCISED
                                                                  UNEXERCISED OPTIONS             IN-THE-MONEY OPTIONS
                                                                   AT FISCAL YEAR END              AT FISCAL YEAR END
                                                              ----------------------------    ----------------------------
NAME                                                          EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
-----------------------------------------------------------   -----------    -------------    -----------    -------------
C. Stephen Beal............................................     397,103         132,367             -0-             -0-
James J. Ferrigan..........................................      54,255         135,752             -0-             -0-
Barry J. Southam...........................................      60,867         154,657             -0-             -0-
A. Noel DeWinter...........................................       6,650          52,850             -0-             -0-
Mark L. Plaumann...........................................         -0-          50,000             -0-             -0-
Henry N. Huta..............................................     661,838             -0-             -0-             -0-

EMPLOYMENT, SEVERANCE AND OTHER AGREEMENTS

     Employment Agreements. Effective as of May 5, 1995, Mr. Beal entered into an employment agreement with the Company substantially on the terms agreed to when WESAC acquired an 81% stock interest in the Company and certain Company debt from Pacific Diversified Capital Company. See 'SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT,' footnote (11). The initial term of the agreement expired on May 5, 1997, but the agreement continues in effect thereafter unless terminated by either party on 60 days' prior notice. The agreement provides (i) that Mr. Beal is to be elected President of the Company's Engineered Products Group at a salary of $16,700 per month (although he now serves as President of the Company at that salary); (ii) for payment by the Company of the final installment of his relocation payments in the amount of $124,596; and (iii) for conveyance to him of a Company membership in a local country club. Mr. Beal is entitled to participate in the Company's benefit programs made available to other executives generally and, in addition, to receive reimbursement on a tax grossed-up basis for premiums paid to maintain $2 million of life insurance coverage (although no such coverage has yet been obtained); reimbursement for country club membership; and reimbursement for monthly auto lease payments not to exceed $750 per month when his Company vehicle lease expires. The agreement provides that the Compensation Committee of the Board of Directors will establish an appropriate bonus plan for Mr. Beal, but as of the date of this Prospectus/Proxy Statement, no such plan has been established. If Mr. Beal's employment is terminated without cause, whether during the initial term or thereafter, the Company is obliged to continue to pay him his salary for a period of 18 months following such termination and, at the Company's expense, to continue to provide the benefits described above for the same period. If termination is for cause, only accrued salary and unused vacation is paid.

     Mr. Huta, who resigned from the Company in May 1996, had a similar agreement to Mr. Beal's, except that it provided for (i) his election as President and Chief Executive Officer of the Company at a salary of $25,000 per month; (ii) the forgiveness of debt owed to the Company of $147,268; and (iii) payment of a one-time bonus of $377,316.

     Severance Agreements. The Company has an agreement with each of Messrs. Southam and DeWinter that provides for the continued payment to each of them of his salary for a period of 12 months after his employment terminates unless termination is for cause or by reason of his resignation.

     Indemnification Agreements. The Company has entered into indemnification agreements with each of the executive officers named in the Summary Compensation Table, above, that provide contractual indemnification rights similar in scope to the applicable sections of the Company's Bylaws. Each agreement applies retroactively as well as prospectively to any actions taken by the indemnified officer while serving as an officer and/or director of the Company. The indemnification agreements also provide that the Company will indemnify such persons to the fullest extent permitted by law, notwithstanding that the indemnification is not specifically authorized by the indemnification agreement, the Company's Certificate of Incorporation, the Company's Bylaws or by statute.

COMPENSATION COMMITTEE INTERLOCKS

     None of the members of the Compensation Committee during 1996 (Messrs. Steadman, Hemsley and Hunn) is or was an employee of the Company or any of its subsidiaries, and during 1996, no executive officer of the Company while serving as such also served as a director or member of a compensation committee of any entity with which any director of the Company had any relationship as a director or officer.

     In April 1996, the Company retained Atlantic Management Associates, Inc., of which Mr. Steadman is President, to obtain Mr. Steadman's services as a management consultant for a fee of $8,000 per month. In connection with these consulting services, in June 1996, Mr. Steadman was granted an option under the Second Amended and Restated Stock Incentive Plan to purchase 50,000 shares of Common Stock at an option price of $0.49 per share that vests in two equal installments on the first and second anniversary of the grant date.

     From May to October, 1996, Mr. Plaumann served as Chief Executive Officer and a director of the Company under a management agreement between the Company and his employer, Wexford Management LLC, an affiliate of WESAC. The Company paid WESAC a monthly management fee of $20,000 and did not make any salary or other payments to Mr. Plaumann for his services. In August 1996, the Company granted Mr. Plaumann a stock option to purchase 50,000 shares of Common Stock. See 'Option Grants Table,' above

                  SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS
                                 AND MANAGEMENT



     The following table contains certain information as of October 1, 1997, regarding the beneficial ownership of the Company's Common Stock (i) by each person known by the Company to own beneficially more than 5% of the outstanding Common Stock; (ii) by each of the directors of the Company; (iii) by the executive officers named in the Summary Compensation Table, below; and (iv) by all directors and executive officers as a group. The numbers and percentages are based on 17,649,000 shares of Common Stock outstanding on October 1, 1997 and assume for each person or group listed, the exercise of all warrants and stock options held by such person or group that are exercisable within 60 days of October 1, 1997, in accordance with Rule 13d-3(d)(1) of the Act, but not the exercise of such warrants or stock options owned by any other person. Except as otherwise noted, beneficial ownership includes both sole voting and dispositive powers with respect to the shares shown.


                                                                                 NUMBER OF SHARES          PERCENT OF
NAME                                                                          BENEFICIALLY OWNED (2)         CLASS
---------------------------------------------------------------------------   ----------------------       ----------
Wexford Management LLC (1).................................................         17,664,255(3)              83.9%
C. Stephen Beal............................................................            529,470(4)               2.9%
Maarten D. Hemsley.........................................................              8,000(5)                 *
Paul H. Hunn...............................................................              8,000(5)                 *
Mark L. Plaumann...........................................................         17,676,755(3)(6)          *84.0%
David R. A. Steadman.......................................................             33,000(5)                 *
James J. Ferrigan..........................................................            104,508(7)                 *
Barry J. Southam...........................................................            115,525(8)                 *
A. Noel DeWinter...........................................................             22,000(8)                 *
Henry N. Huta..............................................................            666,838(9)               3.6%
All directors and executive officers as a group (9 persons)................         19,164,096(10)(11)         85.0%

------------------
* Less than 1%.

(1) The address of Wexford Management LLC ('Wexford') is 411 West Putnam Avenue, Greenwich, Connecticut 06830.

(2) Based upon information furnished by the stockholders.

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

(3) Pursuant to a Stock Purchase Agreement dated as of May 15, 1995, WESAC purchased all of the shares of the Company's Common Stock (14,260,000 pre-split shares) held by Pacific Diversified Capital Company ('PDC'), which represent approximately 81% of the outstanding Common Stock, together with $4.9 million out of approximately $20 million of debt owed by the Company to PDC for a total purchase price of $5 million. PDC contributed the remainder of the debt to the capital of the Company. The annual interest rate on the note evidencing the $4.9 million debt is 13%.

    The purchase by WESAC was funded through the sale of 94% of its shares to two private investment funds and the balance to Messrs. Huta, Beal and Mr. Hemsley's two children. See footnote (10), below. Through investment management agreements with those two funds, Wexford has shared voting and dispositive power as to these shares. Mr. Plaumann is a director of WESAC as well as a senior vice president of Wexford and therefore also has shared voting and dispositive powers as to these shares. Mr. Plaumann disclaims beneficial ownership of 17,664,255 shares.

    Of the 17,664,255 shares attributed to Mr. Plaumann, 3,304,255 represent shares that are subject to purchase under currently exercisable warrants with an exercise price per share of $0.47 that are held by four limited partnerships managed by Wexford. These warrants were granted by the Company to these partnerships in partial consideration of their granting a loan to the Company through WESAC. See 'Compensation Committee Interlocks and Insider Participation,' below. Mr. Plaumann disclaims beneficial ownership of these shares.

(4) These shares are purchasable within 60 days of December 31, 1997 under an outstanding stock option at an option price of $0.49 per share. Mr. Beal is also a minority shareholder in WESAC. See footnote (10), below.

(5) These shares are purchasable within 60 days of December 31, 1997 under outstanding stock options at option prices ranging from $0.49 to $1.875 per share.

(6) Of the total attributable to Mr. Plaumann, 12,500 shares are purchasable within 60 days of December 31, 1997 under an outstanding stock option at an option price of $0.49 per share.

(7) Of these shares, 56,506 are purchasable within 60 days of December 31, 1997 under outstanding stock options at option prices ranging from $0.49 to $0.99 per share. Mr. Ferrigan resigned in December 1997.

(8) These shares are purchasable within 60 days of December 31, 1997 under outstanding stock options at option prices ranging from $0.49 to $0.99 per share.

(9) Of these shares, 661,838 shares are purchasable within 60 days of December 31, 1997 under an outstanding stock option at an option price of $0.49 per share. The remaining 5,000 shares are held in trust by Mr. Huta and Sharon
    L. Huta, co-trustees under a declaration of trust dated November 20, 1989, who share both voting and investment power with respect to such shares. Mr. Huta is also a minority shareholder in WESAC. See footnote (10), below. Mr. Huta resigned from the Company in May 1996.

(10) This number includes 4,897,096 shares that are purchasable under currently exercisable warrants at $0.47 per share and, within 60 days of December 31, 1997, under outstanding stock options at option prices ranging from $0.49 to $1.875 per share.


(11) The ownership of WESAC is as follows:

                                                                            SHARES OF     PERCENTAGE OF OUTSTANDING
NAME OF SHAREHOLDER                                                         WESAC HELD          WESAC SHARES
-------------------------------------------------------------------------   ----------    -------------------------
Wexford Capital Partners II, L.P.........................................   9,411,600                  66%
Wexford Overseas Partners I, L.P.........................................   4,033,543                  28%
Henry N. Huta............................................................     356,500                 2.5%
C. Stephen Beal..........................................................     356,500                 2.5%
Rebecca Hemsley..........................................................      50,928                 0.3%
Deborah Hemsley-Schultz..................................................      50,929                 0.3%

COMPLIANCE WITH SECTION 16(A) OF EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities ('Insiders') to file reports of ownership and certain changes in ownership with the Securities and Exchange Commission and to furnish the Company with copies of those reports.

     Based solely on a review of those reports and amendments thereto furnished to the Company during its most recent fiscal year or written representations by Insiders that no Forms 5 were required to be filed, the Company believes that during the fiscal year ended December 31, 1996, all Section 16(a) filing requirements applicable to the Company's Insiders were satisfied


     Notwithstanding anything to the contrary set forth in any of the Company's filings under the Act, or the Exchange Act, that might incorporate future filings, including this Prospectus/Proxy Statement in whole or in part, the following report of the Compensation Committee, and the Performance Graph shall not be deemed to be incorporated by reference into any such filings.


COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     This report has been prepared by the members of the Compensation Committee of the Board and addresses the Company's compensation policies with respect to the Chief Executive Officer and other executive officers of the Company for the 1996 fiscal year.

CHIEF EXECUTIVE OFFICER'S COMPENSATION

     Mr. Beal's compensation in 1996 was determined according to an employment agreement between him and the Company dated as of May 5, 1995. See 'Employment, Severance and Other Agreements,' above. Mr. Huta, who was Chief Executive Officer of the Company for a portion of 1996, was also compensated pursuant to an employment agreement entered into in 1995. See 'Employment, Severance and

Other Agreements,' above.

COMPENSATION OF OTHER EXECUTIVES

     The executive compensation philosophy of the Company with respect to its executive officers is to provide a total compensation package, in which base salary, bonus, incentives and benefits are structured and administered in a manner designed to align compensation with the Company's business strategy and performance, to be reasonable in comparison to competitive practice, and to motivate and reward executives on the basis of Company and individual performance. In view of the poor financial performance of the Company during 1996, each of the executive officers of the Company agreed to a 10% pay cut effective in the second quarter of 1996.

COMPONENTS OF COMPENSATION

     The Company's executive compensation is, in general, composed of base salary, incentive compensation and stock incentive awards.

     Base Salaries. The base salaries of executive officers are reviewed periodically and are designed to be competitive within the industries in which the Company competes, subject however, to the Company's financial resources, which in 1996 were severely limited. In addition, the Committee considers a number of subjective criteria, including individual performance, levels of responsibility and prior experience. The Committee does not make individual base salary decisions according to specific criteria and does not ascribe specific weights to the factors it considers.

     Incentive Compensation. The Company had no incentive program in effect during 1996.

     Stock Incentive Awards. In 1996, stock incentive awards in the form of stock options were made to executive officers under the Company's Second Amended and Restated Stock Incentive Plan in connection with the 10% salary cut instituted by the Company and in one case, in connection with a promotion in title and responsibilities.

     The Compensation Committee:  Maarten D. Hemsley, Paul H. Hunn and David R.
A. Steadman.

                              [Performance Graph]

                                                                             FISCAL YEAR ENDED DECEMBER
                                                                ----------------------------------------------------
                                                                1991     1992     1993     1994      1995      1996
                                                                ----    ------    -----    -----    ------    ------
Wahlco Environmental Systems,................................   100      53.64     31.82    14.55       10       2.73
Peer Group (NYSE Stocks - SIC4950-...........................   100      98.32     72.34    73.55    84.45      90.3
           (US Companies - Sanitary Services)
Broad Market Index (S&P).....................................   100     107.64    118.5    120.0    165.18     203.11

PERFORMANCE GRAPH

     The foregoing graph compares the percentage change in the Company's cumulative total stockholder return on Common Stock for the last five years with the performances of the Standard & Poor's 500 Index (a broad market index) and NYSE stocks in Sanitary Services, SIC 4950-4959, (a peer group index), over the same period. Because there are a limited number of air pollution control companies that may be included in an index, the industry group index includes companies engaged in hazardous waste, water treatment and air pollution control.

     The returns are calculated assuming the value of the investment in the Company's stock and each index was $100 on December 31, 1991, and that all dividends were reinvested; however, the Company paid no dividends during the periods shown. The graph lines merely connect the beginning and end of the measuring periods and do not reflect fluctuations between those dates. The historical stock performance shown on the graph is not intended to, and may not be indicative of, future stock performance.

                DESCRIPTION OF COMMON STOCK AND OTHER SECURITIES

COMMON STOCK


     The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $.01 per share. As of the date of this Prospectus/Proxy Statement, there are 17,649,000 shares of Common Stock issued and outstanding.


     Holders of the Common Stock are entitled to dividends from funds legally available therefor when, as and if declared by the Board of Directors of the Company, and to a pro rata share of all assets available for distribution upon a liquidation of the Company. Holders of the Common Stock are entitled to one vote for each share of Common Stock held of record on matters submitted to a vote of stockholders. Holders of the Common Stock do not have cumulative voting rights. The dividend, liquidation and voting rights of the holders of the Common Stock are subject to and qualified by such rights, if any, of the holders of any outstanding class or series of debt or preferred stock.

     Holders of the Common Stock do not have preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock in the Company's Certificate of Incorporation. All shares of Common Stock to be sold by the Company in the Rights Offering will be fully paid and nonassessable.

TRANSFER AGENT


     The stock transfer agent for the Common Stock, and the Subscription Agent for the Rights is ChaseMellon Shareholder Services L.L.C., 707 Wilshire Boulevard, Los Angeles, California 90017, telephone number 800-549-9249.


PREFERRED STOCK


     The Company's certificate of incorporation authorizes to issue up to 10,000,000 shares of preferred stock, $.01 par value per share. None of the preferred stock is issued or outstanding or is reserved for issuance at the date of this Prospectus/Proxy Statement. Such shares may be issued by resolution of the Board of Directors of the Company (without shareholder approval) in one or more series, and the Board may establish and designate the powers, preferences and rights and the qualifications, limitations or restrictions thereof. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of the Company without further action by the stockholders. The availability of preferred stock may be used to thwart an outsider from acquiring control of the Company through the issuance to existing shareholders of rights to receive preferred stock with voting and conversion rights that would be onerous to an outsider if its acquisition of shares exceeded a stated threshold. Accordingly, the issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others, and the prospect of receiving dividends. The Company has no present plans to issue any of the preferred stock.


     Delaware law also contains provisions which have the effect of preventing or at least delaying hostile takeovers of Delaware corporations, such as the Company.

WARRANTS


     In connection with the 1996 Line of Credit arranged by WESAC (see 'CERTAIN TRANSACTIONS'), in 1996 the Company issued to four partnerships managed by Wexford that funded the Company's borrowings under that credit line five-year warrants to purchase 3,404,255 shares of Common Stock of the Company at a price of $.47 per share. The warrants contain standard anti-dilution provisions, which will become effective as a result of the Restructuring Plan. At the request of the Company, to reduce overall transaction expenses, the WESAC Debt Conversion will occur after the Rights Offering and the Reverse Stock Split. As a result, the Company and Wexford agreed to apply the anti-dilution formula contained in the Warrants as if the WESAC Debt Conversion occurred as part of the Rights Offering. The adjustments to the exercise price and the number of warrants are dependent on the market price for the Common Stock for the 30 trading days prior to the commencement of the Rights Offering. Because the market price of the Common Stock at a future time cannot be known at this time, the Company cannot now determine the adjustments to the exercise price and the number of such warrants. After the Reverse Stock Split, the exercise price of such warrants will be multiplied by ten (10) and the number of warrants will be divided by ten
(10).

     In connection with the SVB Loan, the Company issued to SVB five-year warrants to purchase 175,000 shares of Common Stock at a price of $2.29 per share. As a consequence of the anti-dilution provisions in these warrants that come into effect in the event that the Company sells shares of Common Stock at a price below the $2.29 warrant exercise price, both the Rights Offering and the Debt Conversion will cause a reduction in the per-share warrant exercise price and an increase in the shares subject to the warrants. Accordingly, after the Rights Offering, Reverse Stock Split and Debt Conversion have been completed, the warrants will entitle the holder to purchase 117,751 shares of Common Stock at $3.39 per share.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Rights Offering, the Reverse Stock Split, and the WESAC Debt Conversion, there will be 16,137,000 shares of Common Stock outstanding. The 27,112,000 shares (which are equivalent to 2,711,200 shares, after giving effect to the Reverse Stock Split) being offered by the Company pursuant to this Prospectus and the 3,389,000 shares (which are equivalent to 338,900 shares, after giving effect to the Reverse Stock Split) that are owned by the Company's current stockholders other than WESAC will be available for sale in the public market.


     Sales of substantial amounts of Common Stock in the public market following the completion of the Rights Offering could adversely affect the market price of the Common Stock.


     Of the 16,137,000 shares of Common Stock to be outstanding upon the completion of the Rights Offering, the Reverse Stock Split and the WESAC Debt Conversion, 13,032,000 shares will be owned by WESAC and will be subject to certain restrictions on resale under the federal securities laws. Such shares may be sold if they are registered by means of a Registration Statement which is filed and declared effective by the Securities and Exchange Commission (the 'Commission') under the Act, and if such shares are qualified, or deemed to be exempt, under the securities laws of the various states. In addition, such shares may be sold subject to the volume limitations discussed below.



     In general, under the Commission's Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons who may be deemed to be 'affiliates' of the Company, as that term is defined under the Act, is entitled to sell, within any three-month period, a number of shares beneficially owned for at least one year that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company.


                                 LEGAL MATTERS

     The validity of the Rights and the Common Stock offered by the Company will be passed upon for the Company by Roger M. Barzun, Esq., Concord, Massachusetts, General Counsel of the Company.

                                    EXPERTS


     The financial statements included in this Prospectus and in the Registration Statement of which this Prospectus forms a part, have been audited by Arthur Andersen LLP, and Ernst & Young LLP, independent certified public accountants, to the extent and for the periods set forth in their respective reports appearing elsewhere herein and in the Registration Statement, of which this Prospectus is a part, and are included herein in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.


                             ADDITIONAL INFORMATION


     The Company has filed with the Commission a Registration Statement on Form S-1 under the Act with respect to the Rights and the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the

Registration Statement. For further information with respect to the Company and the Securities and the Rights in the Common Stock, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other documents referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board Of Directors And Stockholders Of Wahlco Environmental Systems,
Inc.:

     We have audited the accompanying consolidated balance sheets of Wahlco Environmental Systems, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wahlco Environmental Systems, Inc. as of December 31, 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that Wahlco Environmental Systems, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses, and has been dependent on advances from its parent as well as proceeds from the sale of fixed assets to fund its cash flow requirements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amount and classification of liabilities that may result from the possible inability of Wahlco Environmental Systems, Inc. to continue as a going concern.

     Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule listed in the index of the consolidated financial statements is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.


Orange County, California
April 7, 1997                                                            Arthur
Andersen LLP
Report of Independent Public Accountants

 THE BOARD OF DIRECTORS AND STOCKHOLDERS OF WAHLCO ENVIRONMENTAL SYSTEMS, INC.

     We have audited the accompanying consolidated statements of operations, stockholders' equity, and cash flows of Wahlco Environmental Systems, Inc. for the year ended December 31, 1994. Our audit also included the financial statement schedule listed in the Index at Item 14(a) for the year ended December 31, 1994. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Wahlco Environmental Systems, Inc. for the year ended December 31, 1994, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein for the year ended December 31, 1994.

     The accompanying consolidated financial statements have been prepared assuming that Wahlco Environmental Systems, Inc. will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses, had a working capital deficiency and has been dependent on advances from its parent as well as proceeds from the sale of marketable securities and fixed assets to fund its cash flow requirements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets, including goodwill and intangibles, or the amounts and classification of liabilities that may result from the possible inability of Wahlco Environmental Systems, Inc. to continue as a going concern.

                                          ERNST & YOUNG LLP

February 24, 1995
Orange County, California

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                  DECEMBER 31,
                                                                                              --------------------
                                                                                                1996        1995
                                                                                              --------    --------
                                          ASSETS
Current assets:
  Cash and cash equivalents................................................................   $  1,853    $  3,840
  Restricted cash and cash equivalents.....................................................      1,050       1,307
  Accounts receivable......................................................................     12,069      15,935
  Cost and estimated earnings in excess of billings on uncompleted contracts...............      2,148       6,839
  Inventories..............................................................................      4,738       8,711
  Other current assets.....................................................................      1,365       1,580
                                                                                              --------    --------
Total current assets.......................................................................     23,223      38,212
Property, plant and equipment, net.........................................................      5,190       5,921
Other assets...............................................................................      1,407       2,386
                                                                                              --------    --------
                                                                                              $ 29,820    $ 46,519
                                                                                              --------    --------
                                                                                              --------    --------
                      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Notes payable............................................................................   $    373    $  2,744
  Accounts payable.........................................................................      9,622       8,932
  Accrued payroll and payroll related liabilities..........................................      1,589       1,944
  Billings in excess of costs and estimated earnings on uncompleted contracts..............      1,356       2,376
  Current portion of long-term debt........................................................        228         204
  Taxes payable............................................................................        317         391
  Other accrued liabilities................................................................      4,575       8,908
                                                                                              --------    --------
Total current liabilities..................................................................     18,060      25,499
Long-term debt.............................................................................     12,145       7,948
Other liabilities..........................................................................      2,435       3,689
Deferred income taxes......................................................................         --       2,016
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock, $.01 par value; 10,000,000 shares authorized, None issued or
     outstanding...........................................................................         --          --
  Common stock, $.01 par value; 50,000,000 shares authorized, 17,649,000 shares issued and
     outstanding...........................................................................        176         176
  Capital in excess of par value...........................................................     90,735      90,534
  Retained deficit.........................................................................    (91,684)    (80,875)
  Foreign currency translation adjustment..................................................     (2,047)     (2,468)
                                                                                              --------    --------
Total stockholders' equity (deficit).......................................................     (2,820)      7,367
                                                                                              --------    --------

                                                                                              $ 29,820    $ 46,519
                                                                                              --------    --------
                                                                                              --------    --------


                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                      YEARS ENDED DECEMBER 31,
                                                                                  --------------------------------
                                                                                    1996        1995        1994
                                                                                  --------    --------    --------
Revenues:
  Product sales................................................................   $ 36,346    $ 49,558    $ 51,750
  Rental, service and other....................................................      6,705      10,542      18,147
                                                                                  --------    --------    --------
                                                                                  $ 43,051    $ 60,100    $ 69,897

Costs and expenses:
  Cost of revenues:
     Product sales.............................................................   $ 32,685    $ 43,421    $ 49,640
     Rental, service and other.................................................      6,412       8,099      15,015
  Selling, general and administrative..........................................     16,769      19,171      21,431
  Restructuring and other intangible write-downs...............................        130        (590)      6,213
  Goodwill amortization and write-downs........................................         --       2,535      51,121
                                                                                  --------    --------    --------
                                                                                  $ 55,996    $ 72,636    $143,420

Operating loss.................................................................   $(12,945)   $(12,536)   $(73,523)
                                                                                  --------    --------    --------
Other income (expense):
  Interest and other income....................................................        875         359       1,069
  Interest and other expense...................................................     (1,663)     (2,125)     (2,394)
                                                                                  --------    --------    --------
                                                                                  $   (788)   $ (1,766)   $ (1,325)

Loss before income taxes.......................................................   $(13,733)   $(14,302)   $(74,848)
Benefit from income taxes......................................................     (2,924)     (2,950)     (8,699)
                                                                                  --------    --------    --------
Net loss.......................................................................   $(10,809)   $(11,352)   $(66,149)
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
Net loss per share.............................................................   $  (0.61)   $  (0.64)   $  (3.75)
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
Weighted average common shares outstanding.....................................     17,649      17,649      17,649
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------


                See notes to consolidated financial statements.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                      COMMON STOCK        CAPITAL IN     RETAINED EARNINGS   FOREIGN CURRENCY       TOTAL
                                   -------------------   EXCESS OF PAR     (ACCUMULATED        TRANSLATION      STOCKHOLDERS'
(DEFICIT)                            SHARES     AMOUNT       VALUE           DEFICIT)           ADJUSTMENT         EQUITY
                                   ----------   ------   -------------   -----------------   ----------------   -------------
Balance, December 31, 1993.......  17,649,000    $176       $78,188          $  (3,374)          $ (2,337)         $72,653
Net loss.........................                                              (66,149)                            (66,149)
Change in foreign currency
  translation adjustment (net of
  deferred taxes of $96).........                                                                     174              174
                                   ----------   ------   -------------   -----------------        -------       -------------

Balance, December 31, 1994.......  17,649,000     176        78,188            (69,523)            (2,163)           6,678
Net loss.........................                                --            (11,352)                --          (11,352)
Contribution to capital, net of
  deferred taxes.................                            11,750                                                 11,750
Stock option programs............                               596                                                    596
Change in foreign currency
  translation adjustment (net of
  deferred taxes of $164)........                                                                    (305)            (305)
                                   ----------   ------   -------------   -----------------        -------       -------------

Balance, December 31, 1995.......  17,649,000     176        90,534            (80,875)            (2,468)           7,367
Net loss.........................                                              (10,809)                            (10,809)
Stock option programs............                               201                                                    201
Change in foreign currency
  translation adjustment (net of
  deferred taxes of $227)........                                                                     421              421
                                   ----------   ------   -------------   -----------------        -------       -------------

Balance, December 31, 1996.......  17,649,000    $176       $90,735          $ (91,684)          $ (2,047)         $(2,820)
                                   ----------   ------   -------------   -----------------        -------       -------------
                                   ----------   ------   -------------   -----------------        -------       -------------

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                  --------------------------------
                                                                                    1996        1995        1994
                                                                                  --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                          $(10,809)   $(11,352)   $(66,149)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization                                                        1,406       1,692       3,008
Non-current asset write-downs                                                           --       2,405      54,106
Deferred income taxes                                                               (2,924)     (3,422)     (4,635)
Loss (gain) on sale of fixed assets                                                    (83)        625        (406)
Deferred compensation                                                                  311         596          --
Changes in current assets and liabilities net of effects from acquisitions:
  Accounts receivable                                                                4,982       1,124        (644)
  Refundable income taxes                                                               --         883       8,640
  Costs and estimated earnings in excess of billings on uncompleted contracts        5,254       2,016        (695)
  Inventories                                                                        4,596      (4,168)      4,447
  Other current assets                                                                 317          17        (459)
  Accounts payable                                                                      24      (1,799)      2,025
  Accrued payroll and payroll related liabilities                                     (425)        615        (554)
  Billings in excess of costs and estimated earnings on uncompleted contracts       (1,134)        314         492
  Income taxes payable                                                                 (87)       (252)         --
  Other accrued liabilities                                                         (5,520)        368       3,242
                                                                                  --------    --------    --------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                 (4,092)    (10,338)      2,418
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of marketable securities                                            --          --       7,182
Purchase of property, plant and equipment                                             (402)       (648)     (1,679)
Proceeds from dispositions of property, plant and equipment                             46       2,799       3,645
Change in other assets                                                                 774       1,375        (776)
                                                                                  --------    --------    --------
NET CASH PROVIDED BY INVESTING ACTIVITIES                                              418       3,526       8,372
CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from WESAC                                                                  2,738       3,248          --
Payments to WESAC                                                                       --      (1,000)         --
Borrowing on notes payable                                                              11       3,206          --
Payments on notes payable                                                             (714)       (922)    (14,000)
Borrowings on long-term debt                                                            53          65          --
Payments on long-term debt                                                            (280)       (336)     (1,949)
Payments to Pacific Diversified Capital Company                                         --        (372)         --
Advances from Pacific Diversified Capital Company                                       --       1,267       7,997
                                                                                  --------    --------    --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                  1,808       5,156      (7,952)
Effect of exchange rate changes on cash                                               (378)       (318)       (506)
                                                                                  --------    --------    --------
Increase (decrease) in cash and cash equivalents                                    (2,244)     (1,974)      2,332

Cash and cash equivalents, beginning of year                                         5,147       7,121       4,789
                                                                                  --------    --------    --------
Cash and cash equivalents, end of year                                            $  2,903    $  5,147    $  7,121
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash (paid for) received from income taxes                                        $   (107)   $  1,221    $ 12,247
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------
Cash (paid for) interest                                                          $   (541)   $ (1,088)   $   (608)
                                                                                  --------    --------    --------
                                                                                  --------    --------    --------

                See notes to consolidated financial statements.

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Wahlco Environmental Systems, Inc. ('the Company') was incorporated on February 6, 1990 as a Delaware corporation and issued ten shares of common stock to Pacific Diversified Capital Company ('PDC'), a wholly-owned subsidiary of San Diego Gas & Electric Company ('SDG&E'). On April 25, 1990, the Company issued an additional 14,259,990 shares of common stock to PDC in exchange for all of the outstanding stock of Wahlco, Inc. ('Wahlco'), at that time a wholly-owned subsidiary of PDC. For financial reporting purposes, the exchange was accounted for as a reorganization of companies under common control and the historical cost basis of Wahlco carried over to the Company.

     Wahlco's predecessor, known as Wahlco, Inc. ('the Predecessor Company'), was acquired by PDC in October 1987 for a purchase price of $40,000 and contingent consideration based on certain Wahlco earnings levels. On March 1, 1990, Wahlco, PDC and the shareholders of the Predecessor Company entered into an Earnout Payment Agreement which fixed the amount of the contingent consideration provided for in the October 1987 merger agreement at $10,750 plus accrued interest of $171 through the settlement date of May 1990. The payment of this obligation was accounted for as additional purchase price, increasing goodwill.

     In May 1990, the Company issued 3,389,000 shares of common stock in its initial public offering. Total proceeds to the Company, net of underwriters' discount and expenses related to the offering, were approximately $37,881. As a result of the offering, PDC's ownership interest in the Company was reduced to approximately 81%.


     On May 15, 1995, PDC entered into a purchase agreement with WES Acquisition Corp. ('WESAC'), an affiliate of Wexford Capital Corporation, under which WESAC purchased $4,900 of the Company's outstanding debt to PDC, and PDC contributed to the capital of the Company the remaining approximately $20,000 the Company owed to PDC. Pursuant to the same agreement, WESAC agreed to purchase PDC's 81 percent stock interest in the Company. The share transfer was approved under the Hart-Scott-Rodino Antitrust Act on June 2, 1995, and the purchase of the stock interest was completed on June 6, 1995.


  Operations

     The Company designs, manufactures, and sells air pollution control and power plant efficiency equipment, combined cycle gas turbine products, metallic and fabric bellows, and related services to electric utilities, independent power producers, cogeneration plants, and industrial manufacturers worldwide. Under separate licensing agreements, the Company manufactures and installs products for the control of volatile organic compounds. The Company also provides mechanical plant installation services and rents mechanical equipment to users in the U. K. The Company operates through several distinct subsidiaries, which focus on specific geographical regions or products. These entities, located throughout the United States and other geographical locations, are coordinated through common corporate management.

     The Company's business is affected by world, national and local economic conditions and events, legislation, government negotiations, competition, exchange and interest rates and changing technology.

     The Company sells its products primarily to large utility and other industrial customers worldwide. Credit is extended based on an evaluation of the customer's financial condition, and collateral generally is not required.

     The Company incurred net losses of $10,809 in 1996, and $11,352 in 1995, and $66,149 in 1994, and a net cash inflow (outflow) from operations of $(4,092) in 1996, and $(10,338) in 1995, and $2,418 in 1994. The cash flow deficits in 1996 and 1995 were funded through borrowings from WESAC and Silicon Valley Bank as described below and more fully in Note 6. The 1994 cash inflow was primarily associated with a decrease in refundable taxes of $8,640 resulting from the receipt of tax benefits of $12,500 from PDC.

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES--(CONTINUED)

     In October 1995, the Company entered into a loan and security agreement with Silicon Valley Bank ('SVB') under which SVB provided the Company with a $4,000 working capital loan through September 1996. In May 1996, the Company revised the terms of the credit line with SVB. Under the renegotiated terms, SVB agreed to provide a $3,000 line of credit, without covenants, to the Company through October 25, 1996. WESAC agreed to collateralize its guarantee of the Company's outstanding loan balance of $1,900 with cash, and to similarly collateralize any additional principal and interest borrowings up to the maximum of $3,000.

     In October 1996, the Silicon Valley Bank agreement was further modified, so that (i) the maturity date was extended to May 1998, and (ii) the interest rate on funds borrowed by the Company was reduced from about 11% to about 5.5%, since WESAC had deposited cash collateral equivalent to the funds borrowed with Silicon Valley Bank. Borrowings under the loan totaled $1,927 at December 31, 1996, which included $1,700 of cash borrowings and $227 cash collateral for letters of credit issued under this loan arrangement.

     In August 1996, the Company reached an agreement with WESAC, pursuant to which WESAC agreed to lend the Company up to $1,600. The loan bears interest at an annual rate of 13%; matures on January 1, 1997; and is secured by all of the assets of the Company. The Company had drawn $1,500 against this loan as of

December 31, 1996. The maturity of this loan has been extended as described below.

     In October 1996, the Company announced a capital restructuring plan that will reduce the Company's debt and provide additional working capital. The capital restructure plan, subject to final documentation and stockholder approval, involves converting $5,000 of WESAC debt into 12% preferred stock. The preferred stock will be convertible into 10,958,904 common shares, representing a per share conversion price of $0.45625, the average closing price of the common stock for the thirty trading days prior to October 18, 1996. Quarterly dividends on the preferred stock can be paid in additional preferred stock in lieu of cash, at the option of the Company.

     As part of the restructuring plan, WESAC extended the maturity of the August 1996 $1,600 facility and the Silicon Valley Bank loan. Both facilities mature in May 1998. WESAC also agreed to provide the Company with a new $2,400 standby line of credit. A s of March 31, 1997, the Company had not drawn the remaining $100 thousand available under the August 1996 term loan or any funds on the $2.4 million line.

     The Company believes that the extension of the existing facilities with WESAC and Silicon Valley Bank, along with the 1998 Credit Agreement, as supplemented by the Chase Facility, will be adequate to fund the Company's operations during 1998. However, significant changes in the Company's anticipated level of business and other events could substantially increase the Company's cash requirements above those now anticipated, and thereby materially and adversely affect the Company's results of operations and financial condition. Therefore, the Company is continuing to seek additional sources of financing and to evaluate various strategies, including seeking new capital to meet its working capital requirements. There can be no assurance, however, that the Company will be successful in these efforts.

     All of the above conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated.

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES--(CONTINUED)

  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue Recognition

     Revenues from most of the Company's large contracts are recognized using the percentage-of-completion method. Under this method, revenues are recognized in the same proportion as the percentage of costs incurred during the period to estimated total costs for each contract. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to revenue recognition and are recognized in the period in which the revisions are determined. It is reasonably possible that the revenues and estimated costs on certain contracts may change in the near term.

     Revenues from other products are recognized on a completed contract basis, where revenues and their associated costs are recognized when the contract is complete or when the product is shipped.

     Revenues from rental and service contracts are recognized over the respective lease or service period.

     Cost of revenues includes all direct materials, labor costs and indirect costs related to contract performance such as indirect labor, warranty, supplies, tools, repairs and depreciation.

     Selling, general and administrative costs are charged to expense as incurred.

  Cash Equivalents

     The Company considers all highly liquid investments with maturities, at the date of purchase, of three months or less to be cash equivalents.

  Restricted Cash

     At December 31, 1996, $1,050 of cash was pledged to the Company's various banks as collateral for the letters of credit and other bank guarantees.

  Inventories


     Inventories are stated at the lower of cost (first-in, first-out method) or market.

  Property, Plant and Equipment

     Property, plant and equipment is stated at cost and depreciated over the following estimated useful lives, predominantly using the straight-line method:

Buildings and improvements....................................   5 to 35 years
Machinery and equipment.......................................   3 to 15 years

  Goodwill and Other Intangible Assets

     Management routinely evaluates events or conditions that might indicate impairment of value or require a reduction in the amortization period of the Company's goodwill and other intangible assets. As discussed above, the Company's financial performance has been below expectations during the last three years. It continues to experience intensifying competition and margin pressure in its major markets, and has restructured its operations in response to these factors. As a result, management took substantial write-downs against goodwill and other

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES--(CONTINUED)

intangibles during the quarter ended June 30, 1994, reduced the amortization period from 40 to 20 years effective June 1, 1994 and wrote-off the remaining goodwill during the fourth quarter of 1995. (See note 5).

     In March, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ('FAS 121') which changed the method of accounting for long-lived assets, whereby long-lived assets that are expected to be held and used in operations should be carried at the lower of cost or the fair value of the asset and long-lived assets to be disposed of should be reported at the lower of carrying amount or fair value less cost to sell. In evaluating long-lived assets held for use, an impairment loss is recognized if the sum of the expected future cash flows (undiscounted and without interest charge) is less than the carrying amount of the asset. Once a determination has been made that an impairment loss should be recognized for long-term assets expected to be held and used, various assumptions and estimates are used to determine fair value. Subsequent to the write-off of goodwill in the fourth quarter of 1995, the Company adopted the provisions of FAS 121, effective

December 31, 1995. No additional write downs of assets were required under FAS 121 in 1996 or 1995. It is reasonably possible that the estimates used to determine the fair value of certain long-lived assets will change in the near term.

  Income Taxes

     The Company prepares a consolidated Federal income tax return. The effective tax rate is different than the Federal statutory rate principally due to losses from the Company's operations which cannot be utilized and from certain state taxes. The Company files separate state, Puerto Rican and foreign income tax returns.

     The Company accounts for income taxes under the method prescribed by FAS No. 109. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Prior to the acquisition by WESAC, the Company's U.S. operations were consolidated into the tax return of its 81% parent, PDC. A tax sharing agreement with PDC dated April 2, 1990, enabled the Company to receive tax benefits from its taxable losses. This tax sharing agreement between the Company and PDC terminated on the closing of the equity sale to Wexford, retroactive to January 1, 1995. The Company has not and is not expected to enter into a similar tax sharing arrangement with WESAC.

  Net Loss Per Share

     Net loss per share is computed using the weighted average number of common shares outstanding. Common stock equivalents were antidilutive in each of the years 1996, 1995, and 1994.

  Foreign Currency Translation

     Assets and liabilities of the Company's foreign subsidiaries, which are principally located in the United Kingdom and Italy, are translated at year-end rates of exchange, and revenues and expenses are translated at average monthly rates of exchange. Gains and losses resulting from foreign currency transactions (transactions denominated in other than the subsidiary's functional currency) are included in operations and are not significant. The change in the Foreign Currency Translation Adjustment, which is included in stockholders' deficit, was primarily due to a strengthening of the foreign currencies against the U.S. dollar.

  Product Warranty Costs

     Provision for estimated warranty expense is recorded at the time of sale and periodically adjusted to reflect actual experience. The Company reported warranty expense provisions of $1,794, $1,137 and $981 in 1994, 1995, and 1996, respectively. Costs charged against the warranty reserve at WEP, Inc. have been reduced significantly over the past three years, from $1,410 in 1994, to $700 in 1995, and to $335 in 1996. Significant

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES--(CONTINUED)

warranty costs have been incurred since 1992 to re-design and correct toggle type diverters, acquired at the time of the purchase of Bachmann.

  Reclassifications

     Certain amounts in the 1995 and 1994 consolidated financial statements have been reclassified to conform with the 1996 presentation.

2. BALANCE SHEET COMPONENTS

                                                                                                1996        1995
                                                                                              --------    --------
Inventories:
  Raw materials............................................................................   $  1,375    $  1,910
  Work in process..........................................................................      3,152       6,579
  Finished goods...........................................................................        211         222
                                                                                              --------    --------
                                                                                              $  4,738    $  8,711
                                                                                              --------    --------
                                                                                              --------    --------
Other accrued liabilities:
  Commissions..............................................................................   $    944    $  1,030
  Warranty.................................................................................      1,279         826
  Restructuring............................................................................        249         375
  Accrued contract costs...................................................................        646       5,032
  Other....................................................................................      1,457       1,645
                                                                                              --------    --------
                                                                                              $  4,575    $  8,908
                                                                                              --------    --------
                                                                                              --------    --------
Property, plant and equipment, at cost:
  Land.....................................................................................   $    270    $    270
  Buildings and improvements...............................................................      4,290       4,308
  Machinery and equipment..................................................................     11,301      11,629
  Construction in progress.................................................................          0          26
                                                                                              --------    --------
                                                                                                15,861      16,233
Less accumulated depreciation and amortization.............................................    (10,671)    (10,312)
                                                                                              --------    --------
                                                                                              $  5,190    $  5,921
                                                                                              --------    --------
                                                                                              --------    --------


3. DISPOSALS OF SUBSIDIARIES

     In May 1995, the Company initiated the closure of the manufacturing plant in Puerto Rico, where it assembled flue gas conditioning ('FGC') systems, and transferred the manufacture of these systems to Santa Ana, California. On October 20, 1995, Wahlco, Inc. sold the manufacturing facility in Puerto Rico for $1,550. The facility was operated by a subsidiary, Wahlco International, Inc.

     On January 19, 1994, Wahlco Power Products, Inc. ('WPPI') sold substantially all of the assets associated with the manufacture of its tube shield products for $600 and a 6 percent royalty payable quarterly, with a minimum royalty payment per year of $100 for four years. Subsequent to receipt of the first $100 payment, the remaining royalty obligation was set aside for a cash settlement of $240 in May 1995.

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3. DISPOSALS OF SUBSIDIARIES--(CONTINUED)

     The WPPI air preheater line and other equipment used in the manufacture of heater baskets was sold on October 7, 1994 to ABB Air Preheater, Inc. ('ABB'), in conjunction with the settlement of a lawsuit. The amount paid to the Company by ABB to settle the lawsuit and sell the manufacturing line and associated equipment was $1,500 in cash and a commitment to provide $1,000 in heater basket product to fill future orders. The Company sold the WPPI plant and remaining equipment in May 1995 for $1,270.

     The Company sold the machinery, equipment and stock inventory at Wahlco Engineered Products, Pty. Ltd., its Australian subsidiary, for approximately $300 in August 1995. In May 1995, the Company closed the operations of Exergetic Systems, Inc., its performance monitoring subsidiary located in California, and sold nominal assets to the previous owner.

4. REORGANIZATION

     As part of a restructuring plan in 1994, the Company took charges totaling $2,906 for the closure of several facilities, and reserves totaling $1,469 for the termination of 169 employees were established. During 1996 and 1995, $534 and $578, respectively, were paid in benefits against reserves.

     The following data reflect the combined results of the subsidiaries identified for closure during 1994:

                                                                              YEARS ENDED DECEMBER 31,
                                                                              -------------------------
                                                                              1996     1995      1994
                                                                              ----    ------    -------
Revenues:
Product Sales..............................................................   $605    $3,428    $ 7,040
Service....................................................................     --        30      3,256
                                                                              ----    ------    -------
                                                                              $605    $3,458    $10,296
                                                                              ----    ------    -------
                                                                              ----    ------    -------
Cost of Revenues:
Product Sales..............................................................   $669    $2,954    $ 7,874
Service....................................................................     --        34      3,472
                                                                              ----    ------    -------
                                                                              $669    $2,988    $11,346
                                                                              ----    ------    -------
                                                                              ----    ------    -------
Operating loss before restructuring charges................................   $431    $  745    $ 5,747

5. GOODWILL AND OTHER INTANGIBLE WRITE-DOWNS

     During 1995 and 1994, the Company evaluated the value of goodwill and intangibles, given intensifying competition and declining margins. As a result of this analysis, the Company wrote-off goodwill totaling $2,406 during the fourth quarter of 1995, which represented the remaining goodwill at Wahlco, Inc. and Pentney of $1,772 and $634, respectively.

     In 1994, the Company recorded write-downs of $50,403 and $1,826 of goodwill and other intangibles, respectively, during the quarter ended June 30, 1994. The write-down of goodwill consisted of $35,999 associated with its FGC and staged nitrogen oxide removal system businesses and $14,404 associated with its engineered products business.

     The other intangible write-downs in 1994 consisted primarily of $1,570 in gas flow diverter patents, which were no longer significant since the product had been redesigned. Other intangible write-downs were $165 and $91 associated with noncompete agreements with the previous owners of ESI and FSA, respectively.

     As of December 31, 1995, the Company had no goodwill remaining on the balance sheet.

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

6. LINES OF CREDIT AND CAPITAL RESTRUCTURING PLAN

     On October 25, 1995, the Company entered into a loan and security agreement with Silicon Valley Bank ('SVB') under which SVB provided the Company with a $4,000 working capital loan through September 1996. Working capital draws by the Company under this facility were guaranteed by WESAC, up to the limit of the line. Borrowings under the loan totaled $1,927 at December 31, 1996, which included $1,700 of cash borrowings and $227 of cash collateral for letters of credit issued under this loan arrangement.

     On May 9, 1996, the Company revised the terms of the credit line with SVB. Under the renegotiated terms, SVB agreed to provide a $3,000 line of credit, without covenants, to the Company through October 25, 1996. WESAC agreed to collateralize its guarantee of the Company's outstanding loan balance of $1,900 with cash, and to similarly collateralize any additional principal and interest borrowings up to the maximum of $3,000. As consideration for posting the collateral, the Company agreed to pay WESAC a fee in the form of a note for $150 payable in two years at 15% interest.

     On October 25, 1996, the Silicon Valley Bank agreement was further modified, so that (i) the maturity date was extended to May 1998, and (ii) the interest rate on funds borrowed by the Company was reduced from about 11% to about 5.5%, since WESAC deposited cash collateral equivalent to the funds borrowed with Silicon Valley Bank. As part of the loan and security agreement in October 1995 and the renegotiation in October 1996, the Company issued warrants to SVB to purchase 175,000 shares of the Company's Common Stock at $2.29 per share, which warrants expire on October 26, 2000.

     On August 28, 1996, the Company reached an agreement with WESAC, pursuant to which WESAC agreed to lend the Company up to $1,600. The loan bears interest at an annual rate of 13%, and is secured by all of the assets of the Company. Interest and a commitment fee of $32 payable to WESAC are capitalized. In further consideration for making the loan, the Company agreed to issue to WESAC or its designee five year warrants to purchase the Company's common stock as the funds are drawn down. Each warrant covers the number of shares of common stock equal to the quotient of (i) the dollar amount of the draw down divided by (ii) $0.47, the approximate closing price of the common stock on August 16, 1996. The warrants become exercisable on issuance at $0.47 per share. The Company had drawn $1,500 against this loan as of December 31, 1996, and issued warrants covering 3,404,255 shares of common stock to four WESAC partnerships which provided the funds. The loan matured on January 1, 1997 but was extended as described below.

     The warrants described above have been determined to have nominal value and have not been separately recorded in equity.

     On October 18, 1996, the Company announced a capital restructuring plan that will reduce the Company's debt and provide additional working capital. The capital restructure plan, subject to final documentation and stockholder approval, involves converting $5,000 of WESAC debt into 12% preferred stock. The preferred stock will be convertible into 10,958,904 common shares, representing a per share conversion price of $0.45625, the average closing price of the common stock for the thirty trading days prior to October 18, 1996. Quarterly dividends on the preferred stock can be paid in additional preferred stock in lieu of cash, at the option of the Company.

     The impact on the Company's capital structure of the conversion of WESAC debt into preferred stock, as described above, is as follows:

            PRO FORMA IMPACT OF CONVERTING DEBT INTO PREFERRED STOCK
                CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 1996

                                                                              PRIOR TO       AFTER
                                                                             CONVERSION    CONVERSION
                                                                             ----------    ----------
Long-term debt............................................................    $ 12,145       $7,145
Stockholders' equity......................................................    $ (2,820)      $2,180

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

6. LINES OF CREDIT AND CAPITAL RESTRUCTURING PLAN--(CONTINUED)

     As part of the restructuring plan, WESAC extended the maturity of the August 1996 $1,600 facility and the Silicon Valley Bank loan. Both facilities mature in May 1998. WESAC also agreed to provide the Company with a new $2,400 standby line of credit.

     The Company believes that the extension of the existing facilities with WESAC and Silicon Valley Bank, along with the new line of credit, will be adequate to fund the Company's operations during 1997. However, significant changes in the Company's anticipated level of business and other events could substantially increase the Company's cash requirements above those now anticipated, and thereby materially and adversely affect the Company's results of operations and financial condition. Therefore, the Company is continuing to seek additional sources of financing and to evaluate various strategies, including seeking new capital to meet its working capital requirements. There can be no assurance, however, that the Company will be successful in these efforts.

     Selected data, with respect to the SVB facility and the former line of credit, is shown below:

                                                                              1996      1995      1994
                                                                             ------    ------    -------
Balance at December 31....................................................   $1,700    $1,700    $    --
Interest rate at December 31..............................................     5.5%     10.5%         --
Maximum amount outstanding................................................   $1,700    $1,700    $14,000
Average amount outstanding................................................   $1,700    $  312    $ 3,583
Weighted average interest rate............................................    9.54%     8.97%      5.91%

     The average amounts outstanding and weighted average interest rates during each year are based on daily balances outstanding.

     Equipment and facility notes in Italy and the Corporate office of $305 and $68, respectively, total to the caption, notes payable.

7. LONG-TERM DEBT

     Long-term debt consists of the following at December 31:

                                                                                       1996       1995
                                                                                      -------    ------
7.9525% note payable, due in monthly installments of $19 (principal and interest)
  through June 2000, secured by related lease payments (Note 10)...................   $   702    $  874
Secured term loan from WESAC, bearing interest at 13.0% and due May, 1998..........     5,763     5,061
Secured term loan from WESAC, bearing interest at 13.0% and due May, 1998..........     2,372     2,087
Secured loan from Silicon Valley Bank, bearing interest at 5.5% and due May
  1998.............................................................................     1,700        --
Secured term loan from WESAC, bearing interest at 13.0% and due May, 1998..........     1,585        --
Other credit agreements............................................................       251       130
                                                                                      -------    ------
                                                                                       12,373     8,152
Less current portion...............................................................      (228)     (204)
                                                                                      -------    ------
                                                                                      $12,145    $7,948
                                                                                      -------    ------
                                                                                      -------    ------

     The fair value of each of the long-term debt instruments discussed above, as well as the notes payable discussed in Note 6, approximate the carrying amounts within an insignificant difference based on current market interest rates for similar instruments.

     Under an agreement reached between the Company and WESAC on March 22, 1996, interest due and payable from WESAC is compounded. This agreement commenced with interest due and payable for the fourth quarter of 1995 and extends through the maturity date. The above secured loan balances with WESAC include compounded interest of $1,304 and $248, as of December 31, 1996 and 1995, respectively, under this agreement.

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

7. LONG-TERM DEBT--(CONTINUED)

     Principal payments due on long-term debt for the years subsequent to December 31, 1996 are as follows:

1997.......................................   $   228
1998.......................................    11,812
1999.......................................       237
2000.......................................        96
                                              -------
Total......................................   $12,373
                                              -------
                                              -------

8. INCOME TAXES

     The benefit from income taxes consists of the following:

                                                                                       YEARS ENDED DECEMBER 31,
                                                                                     -----------------------------
                                                                                      1996       1995       1994
                                                                                     -------    -------    -------
Federal
  Current.........................................................................   $    --    $    --    $(4,446)
  Deferred........................................................................    (2,266)    (2,286)    (4,039)

State
  Current.........................................................................        --         --        420
  Deferred........................................................................      (658)      (664)      (653)

Puerto Rico
  Current.........................................................................        --         --         18
  Deferred........................................................................        --         --          1

Foreign
  Current.........................................................................        --         --         --
  Deferred........................................................................        --         --         --
                                                                                     -------    -------    -------

Benefit from income taxes.........................................................   $(2,924)   $(2,950)   $(8,699)
                                                                                     -------    -------    -------
                                                                                     -------    -------    -------

     The benefit from income taxes differs from the amount obtained by applying the statutory tax rate as follows:

                                                                                       YEARS ENDED DECEMBER 31,
                                                                                    ------------------------------
                                                                                     1996       1995        1994
                                                                                    -------    -------    --------
Federal benefit at statutory rate................................................   $(4,669)   $(4,863)   $(25,828)
Federal benefit not allowable (pre-acquisition)..................................        --      1,326          --
Goodwill amortization............................................................        --        735      14,812
State taxes, net of Federal impact...............................................      (498)      (703)       (232)
Limitation on benefit from current year net operating losses.....................     1,327         --          --
Puerto Rican earnings (benefited) taxed at lower rates...........................        --         44        (249)
Foreign losses without current benefit...........................................     1,816      1,032       5,046
Reduction in Federal and state tax liabilities no longer required................      (900)      (106)     (1,443)
Investment loss in foreign affiliates and other..................................        --       (415)       (805)
                                                                                    -------    -------    --------
Benefit from income taxes........................................................   $(2,924)   $(2,950)   $ (8,699)
                                                                                    -------    -------    --------
                                                                                    -------    -------    --------

     The Company had a tax sharing agreement with PDC which terminated on the closing of the equity sale to WESAC. The Company will not enter into a similar tax sharing agreement with WESAC. The tax effect of the WESAC purchase transaction resulted in a net deferred tax liability for the Company, which was offset against paid in capital.

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

8. INCOME TAXES--(CONTINUED)

     Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 and 1995 are as follows:

DEFERRED TAX ASSETS                                                                    1996       1995
-----------------------------------------------------------------------------------   -------    -------
Accruals...........................................................................   $ 1,681    $   496
Organization and start up costs....................................................        --         --
Net operating loss carry forwards..................................................     4,904      2,748
Other..............................................................................        --        284
                                                                                      -------    -------
Total deferred tax assets..........................................................     6,585      3,528
Valuation allowance................................................................    (2,423)        --
                                                                                      -------    -------
Net deferred tax assets............................................................     4,162      3,528

Deferred tax liabilities
Depreciation.......................................................................     1,088        165
Basis adjustments on purchased assets..............................................     3,074      5,379
                                                                                      -------    -------
Total deferred tax liabilities.....................................................     4,162      5,544
                                                                                      -------    -------
Net deferred tax assets (liabilities)..............................................   $     0    $(2,016)
                                                                                      -------    -------
                                                                                      -------    -------

     The Company has provided residual Puerto Rico tollgate tax on approximately $11,000 of undistributed earnings as of December 31, 1995 and will be obligated to pay tollgate taxes estimated at approximately $1,000 over the next several years, which has been included in other liabilities in the accompanying balance sheet.

9. RELATED PARTY TRANSACTIONS

     Included in other assets at December 31, 1996 and 1995 are $110 and $432, respectively, of non-interest bearing relocation loans to officers, employees and certain former employees, which become due in 1998 and are secured by second trust deeds on each individual's primary residence. The amount of discount and imputed interest income related to these notes is not material.

10. LEASING ACTIVITIES

     The Company leases buildings, certain office space, vehicles, equipment and manufacturing facilities under non-cancelable operating leases which require annual aggregate rental payments as follows:

1997.......................................................................   $1,145
1998.......................................................................    1,111
1999.......................................................................    1,124
2000.......................................................................    1,135
2001.......................................................................      774
                                                                              ------

Total......................................................................   $5,289
                                                                              ------
                                                                              ------

Total rental expense for the years ended December 31, 1996, 1995 and 1994 was $1,296, $1,251 and $1,341, respectively.

     During 1993, the Company sold a customer equipment lease contract to its equipment lease lender. The transaction resulted in revenue of approximately $800, the elimination of the Company's net investment in equipment leases and a reduction of the related long-term debt of approximately $3,200. The lease lender has the right to have the Company buy back the equipment at a definitive amount under certain circumstances, as defined. As of December 31, 1996, the total amount due, had one of these events occurred, would have been $2,699, of which $702 is included in long-term debt (see note 7).

     A security interest in service contract payments has been provided to a lender as collateral for a loan (see note 7).

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

11. EMPLOYEE BENEFIT PLANS

     The Company has a defined contribution plan established under Internal Revenue Code Section 401(k) covering substantially all eligible domestic employees. In addition, as a result of certain acquisitions, the Company has adopted several foreign defined contribution plans covering substantially all eligible foreign employees. Employer contributions to the plans are made to an individual account for each participant based on a prescribed percentage of the employee's voluntary contribution, in accordance with the plans. Retirement benefits to the employees are based solely on the amount available in each participant's account at the time of retirement or termination of employment. The Company's contributions to the plans for the years ended December 31, 1996, 1995, and 1994 were $324, $419, and $437, respectively.

12. STOCK-BASED COMPENSATION PLAN

     The Company has one stock option plan, the 1990 Stock Appreciation Rights Plan, now known as the Second Amended and Restated 1990 Stock Incentive Plan (the 'Amended Plan'). The Company accounts for the Amended Plan under APB No. 25, under which the Company recognized compensation cost of $201 and $596 in 1996 and 1995, respectively.

     During 1994, the stockholders approved an amendment to the Amended Plan, which increased the number of Stock Appreciation Rights ('SARs') available to 1,764,900 from 882,450 and extended the plan to April 23, 1997.

     During 1995, the stockholders approved a further amendment to the Amended Plan which increased the number of shares available for grant to 2,647,350 from 1,764,900, eliminated the minimum purchase price for non-qualified stock options which had been established at 100% of the fair market value of the Company's Common Stock on the grant date and increased the maximum number of shares that may be subject to options granted to any one person in any one-year period from 50,000 to 1,000,000.

     Information with respect to the Amended Plan follows:

                                                  RIGHTS AND
                                                    OPTIONS                                   NUMBER OF
                                                 AVAILABLE FOR    NUMBER OF      RIGHTS         STOCK        OPTION
                                                   ISSUANCE        RIGHTS        PRICES        OPTIONS       PRICE
                                                 -------------    ---------    -----------    ---------    ----------
Outstanding at December 31, 1993..............       178,290       664,160     $4.50-13.00       40,000    $     7.25
Granted.......................................                          --              --           --            --
Canceled......................................                     (96,650 )    4.50-13.00           --          7.25
                                                 -------------    ---------    -----------    ---------    ----------

Outstanding at December 31, 1994..............     1,157,390       567,510      4.50-13.00       40,000          7.25
Granted.......................................                          --              --    2,069,920     0.49-2.50
Canceled......................................                     (124,60 )            --           --            --
                                                 -------------    ---------    -----------    ---------    ----------
Outstanding at December 31, 1995..............        94,520       442,910     $4.50-13.00    2,109,920     0.49-7.25
Granted.......................................                          --                      345,048
Canceled......................................                     (145,51 )                   (220,612)
                                                 -------------    ---------    -----------    ---------    ----------
Outstanding at December 31, 1996..............       115,594       297,400     $4.50-13.00    2,234,356    $0.49-7.25
                                                 -------------    ---------    -----------    ---------    ----------
                                                 -------------    ---------    -----------    ---------    ----------
Exercisable...................................                     297,400     $4.50-13.00    1,716,417    $0.49-7.25
                                                 -------------    ---------    -----------    ---------    ----------
                                                 -------------    ---------    -----------    ---------    ----------

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

12. STOCK-BASED COMPENSATION PLAN--(CONTINUED)

     Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net loss and earnings per share would have been the following pro forma amounts:


                                                                        1996        1995
                                                                      --------    --------
Net Loss As Reported:..............................................   $(10,809)   $(11,352)
            Pro Forma:                                                 (11,554)    (12,084)
Primary EPS As Reported:...........................................   $  (0.61)   $  (0.64)
            Pro Forma:                                                   (0.65)      (0.68)


     Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     A summary of the status of the Company's option plan at December 31, 1994, 1995 and 1996, and changes during the years then ended is presented in the table and narrative below:

                                                         1996                    1995                  1994
                                                 --------------------    --------------------    -----------------
                                                              WTD AVG                 WTD AVG              WTD AVG
                                                  SHARES        EX        SHARES        EX       SHARES      EX
                                                   (000)       PRICE       (000)       PRICE     (000)      PRICE
                                                 ---------    -------    ---------    -------    ------    -------
Outstanding at beg. of year...................   2,109,920    $ .807        40,000     $7.25     40,000     $7.25
Granted.......................................     345,048        --     2,069,920        --          0         0
Exercised.....................................           0         0             0         0          0         0
Forfeited.....................................    (220,612)    0.490             0         0          0         0
Expired.......................................           0         0             0         0          0         0
                                                 ---------               ---------               ------
Outstanding at end of year....................   2,234,356    $ .764     2,109,920     $.807     40,000     $7.25
                                                 ---------               ---------               ------
Exercisable at end of year....................   1,716,417                 510,593               40,000
Weighted average fair value of options
  granted.....................................                $ 0.53                   $0.94                   --

The options granted vest through 2000 and expire from 2000 to 2006.

     A total of 1,624,356 options outstanding at December 31, 1996 have an exercise price of $0.49 per share, 580,000 shares have an exercise price of $.992 per share and 30,000 shares have an exercise price of $1.875 per share. A total of 2,079,920 options were granted in 1995 which have a weighted average remaining contractual life of 8.2 years; 335,048 options were granted in 1996 which have a weighted average remaining contractual life of 9.6 years.

     The fair value of each grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Risk-free interest rates ranged from 5.7 to 6.3 percent for options granted in 1995, and ranged from 5.9 to 6.6 percent for options granted in 1996. Expected dividend yields of 0 percent were assumed for all options. Expected option lives of 8.2 and 9.6 years were assumed for the 1995 and 1996 options, respectively, and expected volatility was 62% and 76% for options granted in 1995 and 1996, respectively.

13. BUSINESS SEGMENT, GEOGRAPHIC AREA AND MAJOR CUSTOMER INFORMATION

     The Company operates in several industries: the after-boiler market, the gas-turbine power-generation market, and the market for elimination of volatile organic compounds. The Company markets and sells most of its products through a coordinated worldwide sales force which interacts with both electric utilities and industrial customers in connection with the reduction and control of air pollution, gas flow control, energy efficiency, and the control of volatile organic compounds.

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

13. BUSINESS SEGMENT, GEOGRAPHIC AREA AND MAJOR CUSTOMER
INFORMATION--(CONTINUED)

     The following table shows financial information by geographic area. 'Other' consists principally of Canada and Australia:

                                                           UNITED STATES    EUROPE      OTHER      TOTALS
                                                           -------------    -------    -------    --------
1996
Revenues................................................      $20,404       $22,042    $   605    $ 43,051
Operating loss..........................................       (7,160)       (5,555)      (230)    (12,945)
Loss before income taxes................................       (8,392)       (5,495)       154     (13,733)
Identifiable assets.....................................       16,049        13,675         96      29,820

1995
Revenues................................................      $21,550       $35,122    $ 3,428    $ 60,100
Operating loss..........................................       (9,826)       (2,341)      (369)    (12,536)
Loss before income taxes................................      (11,267)       (2,864)      (171)    (14,302)
Identifiable assets.....................................       22,638        22,999        882      46,519

1994
Revenues................................................      $34,246       $31,296    $ 4,355    $ 69,897
Operating loss..........................................      (57,064)      (12,623)    (3,836)    (73,523)
Loss before income taxes................................      (58,748)      (12,290)    (3,810)    (74,848)
Identifiable assets.....................................       37,911        19,202      1,817      58,930

Export sales were as follows:

                                                                               YEARS ENDED DECEMBER 31,
                                                                              --------------------------
                                                                               1996      1995      1994
                                                                              ------    ------    ------
Canada.....................................................................   $  413    $  685    $  680
Europe.....................................................................      997     3,228       973
Asia.......................................................................    2,869     3,451     3,479
Africa and Other...........................................................    1,932     1,331     1,511
                                                                              ------    ------    ------
                                                                              $6,211    $8,695    $6,643
                                                                              ------    ------    ------
                                                                              ------    ------    ------


     There were no sales to individual customers constituting 10% or more of total revenues in 1996, 1995 or 1994.

14. COMMITMENTS AND CONTINGENCIES

     As security for performance and advances on long-term contracts, the Company at December 31, 1996 is contingently liable in the amount of approximately $1,277 under standby letters of credit and bank guarantees.

     The Company and certain of its subsidiaries are parties to claims and litigation proceedings arising in the normal course of business. Although the legal responsibility and financial impact with respect to such claims and litigation cannot presently be ascertained, the Company does not believe that these matters will result in the payment by the Company of monetary damages that in the aggregate, would be material in relation to the consolidated financial position of the Company. It is reasonably possible that the reserves provided for by the Company with respect to such claims and litigation could change in the near term.

                       WAHLCO ENVIRONMENTAL SYSTEMS, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                                           NET INCOME
                                                                                                             (LOSS)
                                                           REVENUE    GROSS MARGIN    NET INCOME (LOSS)    PER SHARE
                                                           -------    ------------    -----------------    ----------
1996
Quarters:
First...................................................   $13,388       $2,812           $    (810)         $(0.05)
Second..................................................    10,119           11              (4,058)          (0.23)
Third...................................................     9,123        1,243              (1,417)          (0.08)
Fourth..................................................    10,421         (112)             (4,524)          (0.25)
                                                           -------    ------------    -----------------    ----------
Total...................................................   $43,051       $3,954           $ (10,809)         $(0.61)
                                                           -------    ------------    -----------------    ----------
                                                           -------    ------------    -----------------    ----------
1995
Quarters:
First...................................................   $15,908       $3,711           $    (517)         $(0.03)
Second..................................................    14,459        2,587              (2,810)          (0.16)
Third...................................................    14,556        2,927                 111            0.01
Fourth..................................................    15,177         (645)             (8,136)          (0.46)
                                                           -------    ------------    -----------------    ----------
Total...................................................   $60,100       $8,580           $ (11,352)         $(0.64)
                                                           -------    ------------    -----------------    ----------
                                                           -------    ------------    -----------------    ----------

     During the second and fourth quarters of 1996, and the fourth quarter of 1995, the Company's gross margin, net loss and net loss per share were affected by write-downs and restructuring charges (see note 4).

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
              WAHLCO ENVIRONMENTAL SYSTEMS, INC. AND SUBSIDIARIES

                                                                    ADDITIONS
                                                          ------------------------------
                                                          CHARGED TO    CHARGED TO OTHER
                                     BALANCE AT           COSTS AND       ACCOUNTS --       DEDUCTIONS --   BALANCE AT END
                                 BEGINNING OF PERIOD       EXPENSES         DESCRIBE        DESCRIBE(1)        OF YEAR
                               -----------------------    ----------    ----------------    ------------    --------------
YEAR ENDED
  DECEMBER 31, 1996:
Allowance for doubtful
  accounts..................           $ 1,277              $2,350                             $  421           $3,206
Inventory valuation
  reserve...................               286                 120                                237              169
Restructuring reserve.......               375                   0                                126              249
Warranty reserve............               826                 981                                528            1,279
                                       -------            ----------                        ------------       -------
     Total..................           $ 2,764              $3,451                             $1,312           $4,903
                                       -------            ----------                        ------------       -------
                                       -------            ----------                        ------------       -------
YEAR ENDED
  DECEMBER 31, 1995:
Allowance for doubtful
  accounts..................           $   923              $  870                             $  516           $1,277
Inventory valuation
  reserve...................             1,110                 141                                965              286
Restructuring reserve.......             1,819                (590)                               854              375
Warranty reserve............             1,662               1,137                              1,973              826
                                       -------            ----------                        ------------       -------
     Total..................           $ 5,514              $1,558                             $4,308           $2,764
                                       -------            ----------                        ------------       -------
                                       -------            ----------                        ------------       -------
YEAR ENDED
  DECEMBER 31, 1994:
Allowance for doubtful
  accounts..................           $   507              $  865                             $  449           $  923
Inventory valuation
  reserve...................               470                 849                                209            1,110
Restructuring reserve.......             1,611               4,386                              4,178            1,819
Warranty reserve............             1,184               1,794                              1,316            1,662
                                       -------            ----------                        ------------       -------
     Total..................           $ 3,772              $7,894                             $6,152           $5,514
                                       -------            ----------                        ------------       -------
                                       -------            ----------                        ------------       -------

------------------
(1) Amounts charged off during the year.


FINANCIAL STATEMENTS INCORPORATED BY REFERENCE

     The Company hereby incorporates by reference the financial statements contained in its reports on Forms 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee..........................................   $  1,000
NYSE fee......................................................    105,000
Printing/Distribution.........................................     20,000
Accountants' fees and expenses................................     40,000
Legal fees....................................................    180,000
ChaseMellon - Transfer agent..................................     40,000
Wexford fee (cash)............................................    100,000
Stand-by Purchaser fee (stock)................................    100,000
Morgan Walke (public relations)...............................     14,000
                                                                 --------
     Total....................................................   $600,000
                                                                 --------
                                                                 --------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     In the past three years, the Company has not sold any of its securities without registration.

ITEM 16. EXHIBITS INDEX.


 EXHIBIT
  NUMBER     DESCRIPTION
----------   --------------------------------------------------------------------------------------------------------
    1.1       --   Restructuring Agreement, dated as of January 30, 1998, among the Company, WESAC, the other parties named therein and Wexford Management LLC, as Agent
    2.1       --   Restructuring Agreement (see item 1.1 above)
    4.1       --   Form of Rights Certificate
    5.1       --   Opinion re: legality of Roger Barzun, Esquire
   10.187     --   Amended and Restated Credit Agreement, dated as of January 30, 1998, among the Company, as
                   Borrower, the Lenders and the Individual Parties thereto and Wexford Management LLC as Agent.
   10.188     --   Agreement between the Company and ChaseMellon re: Subscription Agency
   10.189     --   $750,000 Promissory Note, dated as of July 2, 1997, between the Company and The Chase Manhattan
                   Bank
   10.190     --   $1,000,000 Promissory Note, dated as of October 13, 1997 between the Company and The Chase
                   Manhattan Bank.

 EXHIBIT
  NUMBER     DESCRIPTION
----------   --------------------------------------------------------------------------------------------------------
   10.191     --   $400,000 Promissory Note, dated as of November 17, 1997 between the Company and The Chase
                   Manhattan Bank.
   10.192     --   Waiver letter of SVB dated as of December 19, 1997 re: extension of maturity and waiver of covenants
   10.193     --   WAHLCO Environmental Systems, Inc. 1996 Employee Stock Option Plan
   23.1       --   Consent of Arthur Andersen LLP
   23.2       --   Consent of Ernst & Young LLP


ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


             (i) To include any prospectus required by Section 10(a)(3) of the Act;


             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.


          (2) For determining liability under the Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.


          (3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.


          (5) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



          (6) For determining any liability under the Act to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the issuer under Rule 424(b)(1), or (4) or 497(h) under the Act as part of this registration statement as of the time the Commission declared it effective.



          (7) For determining any liability under the Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

          (8) To supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES


     IN ACCORDANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SANTA ANA, STATE OF CALIFORNIA ON THIS THE 4TH DAY OF FEBRUARY, 1998.


                                          WAHLCO ENVIRONMENTAL SYSTEMS, INC.

                                          By: ________/s/ C. STEPHEN BEAL_______
                                                      C. Stephen Beal,
                                               President and Chief Executive

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED. EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY AUTHORIZES C. STEPHEN BEAL AS HIS TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT, WITH FULL POWER OF SUBSTITUTION AND RESUBSTITUTION, FOR HIM AND IN HIS NAME, PLACE AND STEAD, IN ANY AND ALL CAPACITIES TO SIGN ANY AND ALL AMENDMENTS (INCLUDING POST-EFFECTIVE AMENDMENTS) TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, WITH ALL EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION.


                SIGNATURE                                  TITLE                              DATE
------------------------------------------  ------------------------------------   --------------------------
                /s/ C. STEPHEN BEAL         President, Chief Executive Officer              February 4, 1998
------------------------------------------  and Director
             C. Stephen Beal

          /s/ A. NOEL DEWINTER        *     Vice President and Chief Financial              February 4, 1998
------------------------------------------  Officer
             A. Noel DeWinter

         /s/ MAARTEN D. HEMSLEY       *     Director                                        February 4, 1998
------------------------------------------
           Maarten D. Hemsley,

                                            Director
------------------------------------------
              Paul H. Hunn,

          /s/ MARK L. PLAUMANN        *     Director                                        February 4, 1998
------------------------------------------
            Mark L. Plaumann,

        /s/ DAVID R. A. STEADMAN       *    Director                                        February 4, 1998
------------------------------------------
          David R. A. Steadman,

------------------
* Executed by C. Stephen Beal on behalf of signatory pursuant to a power of attorney dated December 19, 1997.

PROXY                  WAHLCO ENVIRONMENTAL SYSTEMS, INC.

                       SPECIAL MEETING OF STOCKHOLDERS ON
                                 MARCH 2, 1998
          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS


    The undersigned hereby (i) revokes previous proxies given with respect to the shares of the common stock of Wahlco Environmental Systems, Inc. (the 'Company') noted on the reverse side hereof and registered in the name of the undersigned (the 'Shares'), if any; (ii) acknowledges receipt of the Notice of Special Meeting and Prospectus/Proxy Statement dated February 2, 1998 in connection with the Special Meeting of Stockholders of the Company to be held on March 2, 1998 at 9:00 a.m. local time at Wexford Plaza, 411 West Putnam Avenue, Greenwich, Connecticut 06830, or any adjournment thereof; and (iii) appoints David R. A. Steadman, C. Stephen Beal and Roger M. Barzun, or any one of them, each with full power to act alone, the attorneys and proxies of the undersigned with power of substitution to each, to vote all of the Shares that the undersigned is entitled to vote at the Special Meeting of Stockholders of the Company, and at any adjournment thereof, with all the powers the undersigned would have had if personally present at said meeting. Without limiting the generality of the authorization hereby given, said proxies are, and each of them is instructed to vote or act as follows on the matters to be voted upon set forth in said Prospectus/Proxy Statement.


    If you wish to vote in accordance with the recommendations of the Board of Directors, you need only sign and date this proxy on the reverse side--you need not mark any boxes.

            CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE

                                                              [SEE REVERSE SIDE]

                                 [Reverse Side]

    Please mark your votes as in this example [x]

    PROPOSAL 1.  Approval of the 1996 Stock Option Plan.

                   / / FOR      / / AGAINST      / / ABSTAIN

    PROPOSAL 2. Approval of (a) amendments to the Certificate of Incorporation to increase and then to decrease the shares authorized for issuance by the Company; and (b) Reverse Stock Split.

                   / / FOR      / / AGAINST      / / ABSTAIN

    PROPOSAL 3. Approval of the issuance of Common Stock to implement the Rights Offering and the Wexford Debt Conversion.

                   / / FOR      / / AGAINST      / / ABSTAIN

    PROPOSAL 4.  Approval of transactions with WESAC.

                   / / FOR      / / AGAINST      / / ABSTAIN

Signature(s) ________________________

Date ________________________________ , 1998

NOTE: Please sign as name(s) appear(s) hereon. Joint owners should each sign. When signing in a representative capacity, please give full title. Corporations should sign in the corporate name by an authorized officer; partnerships in the partnership name by an authorized person.